





Fiscal 2011 An... ...port and 10-K

6.35%

4.25%

5.36%

8.35%

BUILDING ON INTEGRITY, OPPORTUNITY AND SERVICE AS WE BEGIN A NEW CHAPTER

Building what you value...

a better future for your family, business and community

From the earliest days of SWS Group, Inc., we have been committed to quality, integrity and customer service. Despite fluctuating business cycles and changing market conditions, our clients and shareholders know they can rely on our commitment to build what they value. As we begin the newest chapter in our story, we remain focused on these core values and on embracing the opportunities ahead.

FINANCIAL HIGHLIGHTS

(In thousands, except per share amounts and employees)	2011	2010	2009	2008	2007
Net revenue [1]	$ 342,064	$ 366,971	$ 381,621	$ 301,631	$ 273,615
Net income (loss) from continuing operations	(23,203)	(2,893)	23,631	30,854	37,507
Net income from discontinued operations	–	–	–	17	102
Extraordinary gain, net of tax of $571	–	–	–	1,061	–
Net income (loss)	(23,203)	(2,893)	23,631	31,932	37,609
Earnings (loss) per share from continuing operations – basic	$ (0.71)	$ (0.10)	$ 0.86	$ 1.12	$ 1.38
Discontinued operations	–	–	–	–	–
Extraordinary gain	–	–	–	0.04	–
Net income (loss)	$ (0.71)	$ (0.10)	$ 0.86	$ 1.16	$ 1.38
Weighted average shares outstanding – basic [2]	32,515	30,253	27,429	27,502	27,220
Earnings (loss) per share from continuing operations – diluted [2]	$ (0.71)	$ (0.10)	$ 0.86	$ 1.12	$ 1.37
Discontinued operations	–	–	–	–	–
Extraordinary gain	–	–	–	0.04	–
Net income (loss)	$ (0.71)	$ (0.10)	$ 0.86	$ 1.16	$ 1.37
Weighted average shares outstanding – diluted	32,515	30,253	27,509	27,602	27,444
Total assets	$ 3,802,157	$ 4,530,691	$ 4,199,039	$ 5,118,251	$ 5,074,585
Long-term debt [3]	86,247	99,107	111,913	95,194	66,989
Stockholders' equity	357,469	383,394	340,357	323,006	306,447
Employees	1,073	1,142	1,170	1,193	899
Cash dividend per common share	$ 0.12	$ 0.36	$ 0.36	$ 0.34	$ 1.30

[1] Net revenue is total revenues less interest expense.
[2] Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (paid or unpaid) are treated as participating securities and factored into the calculation of EPS, except in periods with a net loss, when they are excluded.
[3] Includes Federal Home Loan Bank advances with maturities in excess of one year.

This Annual Report contains statements with respect to the Company's expectations or beliefs as to future events. These types of statements are "forward looking" and are subject to uncertainties. See "Forward-Looking Statements" in the Company's Form 10-K included herewith.

Q&A

In the following pages, James H. Ross, President and Chief Executive Officer of SWS Group, Inc., discusses some of the important steps we have taken during the past year to meet our challenges and build on the substantial strength of the company's diverse business lines.



Q: SWS Group had an extremely busy 2011 fiscal year and saw some significant changes at the firm. How have these changes positioned SWS Group for the future?

A: I believe this past year will prove to have been one of the most important periods in the company's history. We certainly faced our share of challenges in fiscal 2011, and I am proud of the way we've responded. The year was highlighted by several important achievements that have positioned SWS to begin a new chapter in our story. At the same time, we have renewed our commitment to the core values upon which this firm was founded – customer service, teamwork, opportunity, honesty and integrity.

A few years ago, the company adopted the theme line "building what you value," and I believe we did just that during fiscal 2011. We have built value for our clients, our shareholders and our employees by rising to near-term challenges and never losing sight of the long-term potential before us.

While we reported a net loss of $23.2 million for fiscal 2011, on net revenues of $342.1 million, it is important to note that our broker-dealer business lines recorded pretax profits for the year. These segments – clearing services, retail brokerage and institutional brokerage – accounted for 82 percent of our annual revenues, with our banking segment accounting for the remaining 18 percent. The continuing strength of our broker-dealer operations will play a key role as we move forward.

Declining commercial real estate values in the markets we serve led to elevated loan loss provisioning at our banking subsidiary,


NYSE


Building what you value.®

Southwest Securities, FSB, which impacted our financial results. However, we continue working aggressively to resolve these issues and have made significant progress toward that goal.

As fiscal 2011 began, we knew there were specific objectives that needed to be met. Chief among these was the need for additional capital to strengthen the bank's position. We actively considered all of the options available to accomplish this, and ultimately decided on the $100 million transaction with Hilltop Holdings Inc. and Oak Hill Capital Partners announced in March and overwhelmingly approved by shareholders in May. The successful completion of this transaction is not only the culmination of many months of hard work, but also marks a new beginning. The tremendous support shown by our employees, shareholders and customers throughout this process is an indication of our firm's underlying strength.

As part of this important transaction, we proudly welcomed as members of SWS Group's Board of Directors, Gerald J. Ford, Chairman of the Board of Hilltop Holdings, and J. Taylor Crandall, Managing Partner of Oak Hill Capital. Mr. Ford and Mr. Crandall are two of the nation's most respected investment executives, and each brings unique expertise and valuable insight to our Board. Having two firms of this caliber choose to align their interests with SWS Group speaks highly of what we have built here.

There are many reasons for optimism as we look back on the 2011 fiscal year and the steps we've taken to position SWS Group for the future. In spite of a sluggish economy, we made great strides in addressing the challenges faced by our banking business, while at the same time recording pretax profits in all of our broker-dealer segments and laying the groundwork for continued strength in the years ahead. We look forward to building on this solid foundation as we embrace new opportunities and begin the next chapter in SWS Group's story.

Service

Q: SWS's Clearing Services has an industry-wide reputation for providing a rare level of customer service and building significant customer loyalty as a result. How has the firm developed this business over the past year?

A: At SWS, clearing is a mature, core business. It is a service we have offered from the very beginning of our firm. Today, the difference is that we're doing it even better. Our focus is on helping our correspondents manage and grow their businesses, so that they don't merely survive, but thrive, in this volatile market. The business is evolving faster than at any time in our history, so decisions must be based on the most accurate and timely information possible. That's why we've developed improved reporting systems that give our correspondents more support and flexibility. The result is more timely reporting, better management reports and faster identification of trends, all of which have deepened our strong relationship with our customers.

We also are monitoring the unprecedented changes in regulation that have been taking place over the past two years, and we are developing tools to help our correspondents deal with those changes effectively. This dedication to our customers has given us more traction with potential correspondents as well, because we have a much more flexible platform to offer. The key characteristic is flexibility. We have the ability to serve — equally well — large correspondents and those operating in a small, niche market, and that flexibility is more important than ever in an uncertain economy.





Building what you value.®

We're seeing a shift in the correspondent business away from the traditional broker-dealer to that of a Registered Investment Advisor (RIA). The new support systems SWS has developed for correspondents can help broker-dealers change their status to Registered Investment Advisors, if the change supports their business goals. RIA income, being fee-based, can also provide a smoother cash flow, making businesses easier to manage.

SWS's employees are at the heart of our success. By being innovative and discovering ways to use information more wisely and broadly, our employees have done an outstanding job of serving our customers, and, in doing so, have benefited SWS and its shareholders, as well. SWS has a long history of adapting to and remaining on the forefront of change. We are a firm that has prospered because we have adhered to our core principles and values. We believe that by serving the end customer well, everyone wins. That is our watchword and our focus.

Q: Over the years, SWS Group has built a strong presence in the retail brokerage space. What are some of the changes that have taken place in these business lines over the past year and how is the firm's retail segment currently positioned?

A: Our retail segment showed improved performance last year and is poised for growth. We have established ourselves as a premier financial services firm with the technology and tools to compete with Wall Street, while maintaining the agility and open communication style that comes from being a regional firm. Larry G. Tate was named Director of Retail for the firm in April of 2011, and his record of success in recruiting talented advisors and opening successful branches will play an important role in our plans to grow this business. As Director of Retail, he oversees both of the business units that make up this segment – the retail advisor network and the retail products area.

Opportunity

The advisor network includes Southwest Securities, Inc.'s Private Client Group and our SWS Financial Services, Inc. subsidiary. Private Client Group's financial advisors are employees of the firm and work in our branch offices in Texas, Oklahoma, Nevada and California, while SWS Financial Services' advisors are independent contractors who maintain their own offices throughout the country. Both groups of investment professionals bring a wealth of experience and knowledge to their individual practices and are able to draw on the strength of SWS's clearing and administrative support. They share a commitment to building an ongoing relationship of trust with their clients and providing them with the information and opportunities necessary to make informed investment decisions. Our advisors have the freedom to operate their practices to fit the individual needs of their clients, with full access to our extensive suite of products and support.

Our retail products area consists of Investment Management Group (IMG) and our affiliate Southwest Insurance Agency (SWIA). IMG administers a broad range of platforms supporting our full-service advisory and wealth management services, while SWIA offers our registered representatives an array of insurance products designed to meet a variety of investment goals and strategies. We've seen consistent growth in our retail products area in recent years and believe this part of our business continues to hold significant potential.

Each of the individual business lines that make up our retail segment offers unique advantages and expertise for our advisors and their clients. Together, they work collectively toward a shared vision of growth.



Building what you value.®

Q: The institutional business lines cover a broad range of services offered by SWS. How do these businesses reflect the firm's commitment to building value for customers?

A: SWS Group's institutional lines include taxable fixed income, municipal finance, corporate finance, securities lending and equity trading. During fiscal 2011, these businesses demonstrated the value of the deep client relationships we have developed over the years. While our institutional businesses represent a diverse range of products and services, a common thread runs through our approach to each of them – we build trust by delivering the highest standard of customer service.

In our Taxable Fixed Income business, we have developed a team of highly-skilled professionals across the country that focuses on the importance of building long-term relationships with clients. As a result, our customers know they can rely on us to provide them with liquidity and the right products to accomplish their objectives. During fiscal 2011, we increased our activity with residential- and commercial-related mortgage products, as well as asset-backed securities. We added talented individuals with expertise in these areas. We also expanded our agency underwriting business, and we continue to increase our use of technology to maximize our capabilities. Our development and utilization of electronic trading platforms have allowed us to add volume and sets us apart from many other regional firms.

Southwest Securities' Municipal Finance division continues posting strong results and building on its reputation as a leader in the industry. Our investment bankers across the country understand the unique challenges being faced by school districts and municipalities in the regions they serve. We specialize in providing close working relationships with our clients and catering our services to meet their specific goals. To accomplish this, we draw on our team's broad experience and the comprehensive network of technical support, and sales and trading staff we have built over the years.

In fiscal 2009, we embarked on a new strategy to build the premier middle market Corporate Finance team in the Southwest. Today we actively serve clients across a broad range of industries on critically important transactions such as mergers, acquisitions, divestitures, and private placements of equity

Integrity

and debt. This focus allows our team's deep domain knowledge, valuable relationships and extensive deal experience to provide clients with superior results when they are needed most. Building and sustaining a reputation for providing top-notch advice and service takes time and effort, and our strategy is proving successful. Our team has completed more than 20 advisory and financing transactions for clients since the start of fiscal 2010, including a dozen during fiscal 2011. Completing mergers and acquisitions, and financing transactions in volatile business conditions like we've had during the last few years requires expert analysis and process management, complex structuring, and delicate negotiations. Fortunately, such demands also allow us to differentiate the quality of Southwest Securities' people, relationships and resources from those of our competitors. Our strong momentum should continue as we move forward into fiscal 2012 and beyond.

Securities lending, like clearing, is a core business at SWS and is a business we continue to expand. As regulation has changed the landscape of securities lending over the past two years, we have continually adapted our business and helped our customers to adapt, as well.

Strengthening our deep relationships with our customers has been the primary focus of our portfolio trading group in the past year. Integral to that effort is our emphasis on adding foreign securities execution to our product offering and developing value-added reports for our customers. The effort has been challenging, but is proving successful as we gain a growing share of institutional business. We expect to build on that success for a long time to come.



Our agency trading professionals utilize state-of-the-art technology combined with their extensive experience to provide support for equities and options trading. Most trades are fully-automated, using a diverse selection of market centers. These processes are routinely monitored to ensure best execution of trades, and our trading professionals also deploy their broad experience and expertise to assist with larger, more complex orders.


Building what you value.®



Q: SWS Group's banking subsidiary, Southwest Securities, FSB, began the 2011 fiscal year with an eye on achieving several specific goals. What progress has been made, and what are the bank's core strengths as a part of SWS's business model?

A: We began the year with a clear focus on reducing the level of classified assets at the bank, maintaining capital levels, repositioning the balance sheet and continuing to fully comply with the regulatory conditions under which the bank has operated. We succeeded on each of these objectives during fiscal 2011.



The successful $100 million capital raise provides important flexibility as we bring down the bank's level of classified assets. We have been very proactive in addressing the situation, allocating additional personnel and resources, and developing new procedures to manage and monitor asset quality.

Even as we have reduced the size of our total loan portfolio, we have continued strengthening the close customer relationships our bankers have built over the years. Southwest Securities, FSB remains a Preferred Lender for the U.S. Small Business Administration. We are proud of this designation which allows us to expedite the approval, processing and funding of loans for our small business clients. The bank also provides customers with a robust platform of treasury management tools to help them increase the efficiency of their day-to-day operations. Our successful mortgage purchase business continues to serve mortgage bankers across the nation and holds significant potential for managed growth when conditions warrant.

We plan to continue focusing on the core strengths of our banking business and the value it adds to SWS Group, while we pursue a consistent and responsible course of action to address credit quality issues. While there is certainly still work to be done, we are in a solid position to move forward with our efforts.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 24, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 000-19483

SWS GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	**75-2040825**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1201 Elm Street, Suite 3500, Dallas, Texas	**75270**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(214) 859-1800**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.10 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ___ No _X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ___ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in **Part III** of this Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ____ Accelerated filer _X_
Non-accelerated filer ____ (Do not check if a smaller reporting company) Smaller reporting company _____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ____ No _X_

The aggregate market value of voting and non-voting common equity held by non-affiliates on December 31, 2010 was $146,856,606 based on the closing price of the registrant's common stock, $5.05 per share, reported on the New York Stock Exchange on December 31, 2010. For purposes of this computation, all officers, directors and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed an admission that such officers, directors or 10% beneficial owners are, in fact, affiliates of the registrant.

As of August 26, 2011, there were 32,539,020 shares of the registrant's common stock, $0.10 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement to be used in connection with the solicitation of proxies to be voted at the Registrant's Annual Meeting of Stockholders to be held November 17, 2011 are incorporated by reference into **Part III** of this Annual Report on Form 10-K.

SWS GROUP, INC. AND SUBSIDIARIES

INDEX TO 2011 ANNUAL REPORT ON FORM 10-K

FORWARD-LOOKING STATEMENTS

From time to time, we make statements (including some contained in this report) that predict or forecast future events, depend on future events for their accuracy, or otherwise contain "forward-looking" information and constitute "forward-looking statements" within the meaning of applicable U.S. securities legislation. Such statements are generally identifiable by the terminology used such as "plans," "expects," "estimates," "budgets," "intends," "anticipates," "believes," "projects," "indicates," "targets," "objective," "could," "should," "may" or other similar words. By their very nature, forward-looking statements require us to make assumptions that may not materialize or that may not be accurate. Readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results, which may not occur as anticipated. Actual results may differ materially as a result of various factors, some of which are outside of our control, including:

- the interest rate environment;
- the volume of trading in securities;
- the liquidity in capital markets;
- the volatility and general level of securities prices and interest rates;
- the ability to meet regulatory capital requirements administered by federal agencies, including without limitation, those established by the Order to Cease and Desist, Order No. WN-11-003, effective on February 4, 2011 (the "Order") with the Office of Thrift Supervision ("OTS") and the Office of the Comptroller of the Currency ("OCC");
- the level of customer margin loan activity and the size of customer account balances;
- the demand for real estate in Texas and New Mexico and the national market;
- the credit-worthiness of our correspondents, counterparties in securities lending transactions and of our banking and margin customers;
- the demand for investment banking services;
- general economic conditions, especially in Texas and New Mexico, and investor sentiment and confidence;
- the value of collateral securing the loans we hold;
- competitive conditions in each of our business segments;
- changes in accounting, tax and regulatory compliance requirements;
- changes in federal, state and local tax rates;
- the ability to attract and retain key personnel;
- the availability of credit lines;
- the potential misconduct or errors on the part of employees or third parties with whom we conduct business;
- the ability of borrowers to meet their contractual obligations and the adequacy of our allowance for loan losses; and
- the potential for litigation and other regulatory liability.

Our future operating results also depend on our operating expenses, which are subject to fluctuation due to:

- variations in the level of compensation expense incurred as a result of changes in the number of total employees, competitive factors, or other market variables;

- variations in expenses and capital costs, including depreciation, amortization and other non-cash charges incurred to maintain our infrastructure; and

- unanticipated costs which may be incurred from time to time in connection with litigation, regulation and compliance, loan analyses and modifications or other contingencies.

Other factors, risks and uncertainties that could cause actual results to differ materially from forward-looking statements include those factors discussed in this report in the sections entitled Item 1. "Business," Item 1A. "Risk Factors," Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview," "-Risk Management," and "-Critical Accounting Policies and Estimates" and those discussed in our other reports filed with and available from the Securities and Exchange Commission (the "SEC"). Our forward-looking statements are based on current beliefs, assumptions and expectations, taking into account information that we reasonably believe to be reliable. All forward-looking statements we make speak only as of the date on which they are made and, except as required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events or circumstances on which any statement is based.

PART I

ITEM 1. BUSINESS

We are a diversified financial services holding company focused on delivering a broad range of investment banking, commercial banking and related financial services to individual, corporate and institutional investors, broker/dealers, governmental entities and financial intermediaries. We are the largest full-service brokerage firm headquartered in the Southwestern United States (based on the number of financial advisors).

For purposes of this report, references to "we," "us," "our," "SWS" and the "company" mean SWS Group, Inc. collectively with all of our subsidiaries, and references to "SWS Group" mean solely SWS Group, Inc. as a single entity.

SWS Group is a Delaware corporation and was incorporated in 1972, and its common stock is listed on the New York Stock Exchange ("NYSE"). Our principal executive offices are located at 1201 Elm Street, Suite 3500, Dallas, Texas 75270. Our telephone number is (214) 859-1800 and our website is www.swsgroupinc.com. We do not intend for information contained on our website to be part of this Form 10-K. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for information on the public reference room.

The SEC also maintains an Internet site that contains annual, quarterly and current reports, proxy and information statements and other information that we (together with other issuers) file electronically. The SEC's Internet site is www.sec.gov. We make available free of charge on or through our website our annual, quarterly and current reports and amendments to those reports as soon as reasonably practicable after we electronically file such material with or furnish it to the SEC. Additionally, we will provide electronic or paper copies of our filings free of charge upon request.

Our principal brokerage subsidiary, Southwest Securities, Inc. ("Southwest Securities"), is a registered broker/dealer and a member of the NYSE. It is also a member of the Financial Industry Regulatory Authority ("FINRA"), Securities Investor Protection Corporation ("SIPC"), and other regulatory and trade organizations.

Southwest Securities provides integrated trade execution, clearing and client account processing to over 160 financial service organizations, which includes correspondent broker/dealers and registered investment advisors in 30 states and Canada. Southwest Securities serves individual investors through its private client group offices in Texas, California, Nevada and Oklahoma and institutional investors nationwide. Southwest Securities also extends margin credit and lends securities and manages and participates in underwriting equity and fixed income securities. For the fiscal year ended June 24, 2011, revenues from Southwest Securities accounted for approximately 72% of our consolidated revenues.

We currently operate SWS Financial Services, Inc. ("SWS Financial"), a broker/dealer subsidiary that is also registered with FINRA. SWS Financial contracts with approximately 300 individual registered representatives (who are FINRA licensed salespersons) for the administration of their securities business. While these registered representatives must conduct all of their securities business through SWS Financial, they may conduct insurance, real estate brokerage or other business for others or for their own accounts. The registered representatives are responsible for all of their direct expenses and are paid higher commission rates than Southwest Securities' registered representatives to compensate them for their added expenses. SWS Financial is a correspondent of Southwest Securities.

SWS Group purchased M.L. Stern & Co., LLC, a registered broker/dealer, and its wholly-owned subsidiary, Tower Asset Management, LLC, after the close of business on March 31, 2008. Substantially all of the operations of the broker/dealer were transferred to Southwest Securities in December 2008 and are operating as separate offices of Southwest Securities' private client group. M.L. Stern & Co., LLC was dissolved effective May 26, 2011. Tower Asset Management, LLC ceased business operations on June 30, 2009 and was dissolved effective June 30, 2010.

We offer full-service, traditional and Internet banking through Southwest Securities, FSB (the "Bank"). The Bank is a federally chartered savings bank organized and existing under the laws of the United States. The Bank conducts business from its main operating facilities and headquarters in Dallas, Texas and 15 banking center locations in Texas and New Mexico. In 2003, SWS Banc Holdings, Inc. ("SWS Banc") was incorporated as a wholly-owned subsidiary of SWS Group in the state of Delaware and became the sole stockholder of the Bank in 2004.

The annual consolidated financial statements of SWS are prepared as of the close of business on the last Friday in June. The Bank's annual financial statements are prepared as of June 30th.

PRODUCTS AND SERVICES

In fiscal 2011, we operated through four business segments grouped primarily by products, services and customer base: clearing, retail, institutional and banking. The segments are managed separately based on the types of products and services offered and their related client bases and are consistent with how we manage our resources and assess our performance. For more information about each of these business segments, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," below. See also Note 26 in the Notes to the Consolidated Financial Statements for the fiscal years ended June 24, 2011, June 25, 2010 and June 26, 2009 included under Item 8. "Financial Statements and Supplementary Data" for information regarding the revenues, income (loss) and total assets of each of our business segments.

Clearing. We provide clearing and execution services for other broker/dealers (predominantly on a fully disclosed basis). Our clientele includes general securities broker/dealers and firms specializing in high volume trading.

In a fully disclosed clearing transaction, the identity of the correspondent's client is known to us and we physically maintain the client's account and perform a variety of services as agent for the correspondent. Correspondent firms are charged fees based on their use of services according to a contractual schedule.

Our services are tailored to meet the specific needs of our clients. We currently support a wide range of clients, including discount and full-service brokerage firms, direct access firms, registered investment advisors and institutional firms. High-volume trading firms trade actively on a proprietary basis or provide services to those customers who trade actively on a daily basis. As of June 24, 2011, Southwest Securities provided clearing services for three high-volume trading firms. The nature of services provided to the customers of high-volume trading firms and the internal costs necessary to support them are substantially lower than the standard correspondent costs and services. Accordingly, fees for services to these correspondents, on a per trade basis, are discounted substantially from the fees normally charged to other customers.

In addition to clearing trades, we tailor our services to meet the specific business needs of our clearing clients and offer such products and services as recordkeeping, trade reporting, accounting, general back-office support, securities and margin lending, reorganization assistance and custody of securities.

The terms of our agreements with our correspondents define the allocation of financial, operational and regulatory responsibility arising from the clearing relationship. To the extent that the correspondent has available resources, we are protected against claims by customers of the correspondent arising from actions by the correspondent; however, if the correspondent is unable to meet its obligations, dissatisfied customers may attempt to recover from us.

Retail. The Retail segment includes the sale of retail securities, insurance products and managed accounts.

Retail Securities. We act as securities broker for retail investors in the purchase and sale of securities, options, commodities and futures contracts that are traded on various exchanges or in the over-the-counter market through our employee registered representatives or our independent contractor arrangements. As a securities broker, we extend margin credit on a secured basis to our retail customers in order to facilitate securities transactions. Through our insurance subsidiaries, we hold insurance licenses in 44 states in order to facilitate the sale of insurance and annuity products by our financial advisors to retail clients. In most cases, we charge commissions to our clients in accordance with our established commission schedule. In certain instances, discounts varying from the schedule are given, generally based upon the client's level of business, the trade size and other relevant factors. Some of our registered representatives also maintain licenses to sell certain insurance products. Southwest Securities is registered with the Commodity Futures Trading Commission ("CFTC") as a non-guaranteed introducing broker and is a member of the National Futures Association ("NFA"). Southwest Securities is a fully disclosed client of two of the largest futures commodity merchants in the United States.

Our financial advisors work with their individual clients to create investment portfolios based on the client's specific financial goals and tolerance for risk. We provide access to fee-based platforms and a wide array of products and services including access to investment management programs that can be tailored to the individual client relationship to enhance the financial advisor's business and benefit his or her clients.

At June 24, 2011, Southwest Securities employed 166 registered representatives in 20 retail brokerage offices (two located in Houston and one located in each of Austin, Dallas, Georgetown, Longview, Lufkin, Plano, San Antonio and Southlake, Texas; a strategic asset group located at the company's headquarters in Dallas, Texas; one located in each of Oklahoma City and Norman, Oklahoma; one located in each of Beverly Hills, Monterey, Rancho Bernardo, Sacramento, San Diego and San Francisco, California and one located in Las Vegas, Nevada). In addition, at June 24, 2011, SWS Financial had contracts with 297 independent retail representatives for the administration of their securities business.

Insurance. Southwest Financial Insurance Agency, Inc. and Southwest Insurance Agency, Inc., together with its subsidiary, Southwest Insurance Agency of Alabama, Inc., (collectively, "SWS Insurance") hold insurance agency licenses in 44 states for the purpose of facilitating the sale of insurance and annuity products for our registered representatives to their retail customers. We retain no underwriting risk related to the insurance and annuity products that SWS Insurance sells.

Managed Accounts. Through the Managed Advisors and Accounts department of Southwest Securities, we provide advisors with a wide array of products and services to enhance and grow their advisory business referred to as the "Partner" program. The Partner program can be tailored to the individual client relationship and provides the flexibility that we believe is key to an advisor's success. Other products available include "Premier Advisors," which gives an investor access to approximately 300 of the world's leading institutional money managers at competitive rates; and "Advantage," which offers an advisory service designed to assist investors with identifying a strategic asset allocation strategy using mutual funds and exchange traded funds ("ETF") and developing a plan to work toward their long-term financial goals. The "Global Tactical Allocation" ("GTA") is a strategy that uses ETFs and mutual funds to develop a tactical strategy. This strategy actively adjusts a portfolio's allocation mix based on a view of the markets over the next 12 months by over/underweighting underlying asset classes to determine the appropriate asset allocation mix in consideration of current market conditions. The Russell Strategies program uses only mutual funds from Russell Investments. The models and the funds that are used within each model are provided by Russell Investments and provide investors with well balanced and diversified portfolios.

Margin Lending. We extend credit on a secured basis directly to our customers, the customers of correspondent firms and the correspondent firms themselves in order to facilitate securities transactions. This credit, which earns interest income, is known as "margin lending" and is conducted primarily in our clearing and retail segments. We extend margin credit to correspondent firms only to the extent that such firms pledge their own ("proprietary") assets as collateral. Our correspondents indemnify us against margin losses on their customers' accounts. Since we must rely on the guarantees and general creditworthiness of the correspondents, we may be exposed to significant risk of loss if correspondents are unable to meet their financial commitments should there be a substantial adverse change in the value of margined securities.

In customer margin transactions, the client borrows money from us to purchase securities or for other purposes. The loan is collateralized by the securities purchased or by other securities owned by the client. Interest is charged to clients on the amount borrowed to finance margin transactions at a floating rate. The rate charged is dependent on the average net debit balance in the client's accounts, the activity level in the accounts and the applicable cost of funds. The amount of the loan is subject to the margin regulations ("Regulation T") of the Board of Governors of the Federal Reserve System, FINRA margin requirements, and our internal policies. In most transactions, Regulation T limits the amount loaned to a customer for the purchase of securities to 50% of the purchase price. Furthermore, in the event of a decline in the value of the collateral, FINRA requirements regulate the percentage of client cash or securities that must be on deposit as collateral for the loans.

In permitting clients to purchase on margin, we are subject to the risk of a market decline, which could reduce the value of our collateral below the client's indebtedness. Agreements with margin account clients permit us to liquidate clients' securities with or without prior notice in the event of an insufficient amount of margin collateral. Despite those agreements, we may be unable to liquidate clients' securities for various reasons including, but not limited to, a thin trading market, an excessive concentration or the issuance of a trading halt.

The primary source of funds to finance clients' margin account balances is credit balances in clients' accounts. We generally pay interest to clients on these credit balances at a rate determined periodically. SEC regulations restrict the use of clients' funds to the financing of clients' activities including margin account balances. Excess customer credit balances, as defined by SEC regulations, are invested in short-term securities segregated for the exclusive benefit of customers as required by SEC regulations. We generate net interest income when there is a positive interest rate spread between the rate earned from margin lending and segregated short-term investments and the rate paid on customer credit balances.

Institutional. The Institutional segment is comprised of businesses serving institutional customers in the areas of securities borrowing and lending, public finance, municipal sales and underwriting, investment banking, fixed income sales and trading and equity sales.

Securities Lending Activities. Our securities lending business includes borrowing and lending securities for other broker/dealers, lending institutions and our own clearing and retail operations. These activities involve borrowing securities to cover short sales and to complete transactions in which clients have failed to deliver securities by the required settlement date and lending securities to other broker/dealers for similar purposes.

When borrowing securities, we are required to deposit cash or other collateral or to post a letter of credit with the lender, and we generally receive a rebate (based on the amount of cash deposited) or a fee calculated to yield a negotiated rate of return. When lending securities, we receive cash or similar collateral and generally pay interest (based on the amount of cash deposited) to the other party to the transaction. Generally, we earn net interest income based on the spread between the interest rate on cash or similar collateral we deposit and the interest rate paid on cash or similar collateral we receive.

Securities borrowing and lending transactions are executed pursuant to written agreements with counterparties that generally require securities borrowed and loaned to be marked-to-market on a daily basis, excess collateral to be refunded, and deficit collateral to be furnished. Collateral adjustments are made on a daily basis through the facilities of various clearinghouses. We are a principal in these securities borrowing and lending transactions and are liable for losses in the event of a failure of any other party to honor its contractual obligation. Our management sets credit limits with each counterparty and reviews these limits regularly to monitor the risk level with each counterparty. The securities lending business is conducted primarily from Southwest Securities' New Jersey office using a highly specialized sales force.

Investment Banking and Public Finance. Our investment banking and public finance businesses earn investment banking revenues by assisting corporate and public entity clients in meeting their financial needs and advising the most advantageous means of raising capital. Our public finance and municipal sales and underwriting professionals assist public bodies in originating, syndicating and distributing securities for municipalities and political subdivisions. Our corporate finance professionals arrange and evaluate mergers and acquisitions, offer private placements of securities with institutional and individual investors, assist clients with raising capital, and provide other consulting and advisory services.

Our syndicate department coordinates the distribution of managed and co-managed corporate equity underwritings, accepts invitations to participate in competitive or negotiated underwritings managed by other investment banking firms and allocates and merchandises our selling allotments to our branch office system to institutional clients and to other broker/dealers.

Southwest Securities maintains a corporate finance branch office in Dallas, Texas and public finance branch offices in Austin, Dallas, Longview, Allen and San Antonio, Texas; Irvine and Cardiff, California; Hillsdale, New York; Albuquerque, New Mexico; Charlotte, North Carolina; and Monroe, Louisiana.

Participation in corporate and municipal underwritings can expose us to material risk due to the possibility that securities we have committed to purchase may not be sold at the initial offering price. Federal and state securities laws and regulations also affect the activities of underwriters and impose substantial potential liabilities for violations in connection with sales of securities by underwriters to the public.

Fixed Income Sales and Trading and Equity Trading. Our fixed income sales and trading group specializes in trading and underwriting U.S. government and agency bonds, corporate bonds, municipal bonds, mortgage-backed, asset-backed and commercial mortgage-backed securities and structured products. The clients of our fixed income group include corporations, insurance companies, banks, mutual funds, money managers and other institutions. Southwest Securities has fixed income offices in Dallas, Texas; Chicago, Illinois; Ft. Lauderdale and North Palm Beach, Florida; Encino, Irvine and San Francisco, California; Canton and Westport, Connecticut; Evergreen, Colorado; Bloomfield, New Jersey; Memphis, Tennessee and New York, New York.

Our equity trading department focuses on providing best execution for equity and option orders for clients and executes institutional portfolio trades.

Banking. We offer traditional banking products and services through 13 full-service banking centers located in Arlington, Austin, Benbrook, Dallas, El Paso, Garland, Granbury, Houston, Southlake and Waxahachie, Texas as well as two full-service banking centers located in Albuquerque and Ruidoso, New Mexico. We specialize in two primary areas: business banking and mortgage purchase. Our focus in business banking includes small business ("SBA") lending. We originate the majority of our loans internally, and we believe this business model helps us develop more valuable relationships with our customers. Our banking operations are currently restricted by, and subject to, the Order with the OTS and the OCC. See also **Note 27** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 24, 2011, June 25, 2010 and June 26, 2009 included under Item 8. "Financial Statements and Supplementary Data" for additional information on the Order.

The Bank offers a full array of deposit products, including checking, savings, money market and certificates of deposit. As a full-service lender, the Bank offers competitive rates and terms on business loans, as well as a full line of consumer loans. Customers have access to comprehensive Internet banking services and online bill payment. The Bank offers commercial and commercial real estate loans as well as residential mortgages through conventional and government loans, primarily in Texas and New Mexico. In prior years, the Bank also provided interim construction lending to builders throughout the North Texas market.

Our mortgage purchase division purchases participations in newly originated residential loans (1-4 families), from various mortgage bankers nationwide. The loans are pre-committed for sale to the secondary market and remain on the Bank's books for an average of 9-15 days. Approximately 98% of the loans conform to the standards of Fannie Mae, Freddie Mac or Ginnie Mae, and the rest are "A" credit jumbo loans. As of the date of this report, the Bank had approximately 60 customer/originators across the nation. Although the Bank is exposed to credit risk before the loans are sold, there is no recourse to the Bank once the sale has closed.

The Bank earns substantially all of its revenues on the spread between the rates charged to customers on loans and the rates paid to depositors.

Revenues by Source

The following table shows our revenue by source for the last three fiscal years (dollars in thousands):

	2011		2010		2009	
	Amount	Percent	Amount	Percent	Amount	Percent
Net revenues from clearing operations	$ 10,708	3%	$ 10,584	3%	$ 11,541	2%
Commissions:						
Listed equities	232	—	324	—	3,473	1%
Over-the-counter equities	36,036	9%	38,758	9%	32,032	7%
Corporate bonds	23,540	6%	33,270	8%	60,486	12%
Government bonds and mortgage-backed securities	14,951	4%	15,397	4%	14,222	3%
Municipal bonds	50,962	13%	51,138	12%	51,150	11%
Options	1,295	—	2,542	—	2,023	—
Mutual funds	11,744	3%	12,063	3%	10,126	2%
Other	3,907	1%	3,968	1%	5,491	1%
	142,667		157,460		179,003	
Interest	138,867	36%	156,063	37%	211,873	44%
Investment banking fees:						
Corporate	4,215	1%	2,197	—	793	—
Municipal	15,354	4%	15,721	4%	13,980	3%
Taxable fixed income	8,912	2%	6,834	2%	2,872	1%
Other (trading and other)	666	—	1,256	—	622	—
	29,147		26,008		18,267	
Advisory and administrative fees:						
Money market funds	435	—	275	—	6,248	1%
Managed account fees	8,101	2%	7,485	2%	9,847	2%
Other	2,083	1%	2,065	—	2,020	1%
	10,619		9,825		18,115	
Net gains on principal transactions:						
Equity securities	1,123	—	1,878	—	2,217	—
Municipal securities	22,459	6%	22,305	6%	12,753	3%
Corporate bonds	5,739	2%	8,819	2%	10,206	2%
Government issues	4,752	1%	8,535	2%	9,724	2%
Other	4,573	1%	(176)	—	(69)	—
	38,646		41,361		34,831	
Other:						
Insurance products	12,919	3%	12,163	3%	9,457	2%
Other security accounts fee revenue	2,907	1%	2,814	1%	2,619	—
Floor brokerage	732	—	1,016	—	1,077	—
Non-interest bank revenue	(838)	—	371	—	1,524	—
Regulatory fees	404	—	462	—	378	—
Other	3,041	1%	4,100	1%	(3,008)	—
	19,165		20,926		12,047	
Total revenue	$ 389,819	100%	$ 422,227	100%	$ 485,677	100%

COMPETITION

We encounter intense competition in our businesses. We compete directly with securities firms and banks, many of which have substantially greater capital and other resources than we have. We also encounter competition from insurance companies and financial institutions in many elements of our businesses.

The brokerage entities compete principally on the basis of service, product selection, price, location and reputation. We operate at a price disadvantage to discount brokerage firms that do not offer equivalent services. We compete for the correspondent clearing business on the basis of service, reputation, financial strength, price, technology and product selection.

Competition for successful securities traders, stock loan professionals and investment bankers among securities firms and other competitors is intense, as is competition for experienced financial advisors. We recognize the importance of hiring and retaining skilled professionals so we invest heavily in the recruiting process. The failure to attract and retain skilled professionals could have a material adverse effect on our business and on our performance.

The Bank also operates in an intensely competitive environment. This environment includes other banks, credit unions, nonbank lenders and insurance companies. There have been numerous new entrants into the Bank's market area over the past few years. The competition ranges from small community banks to trillion dollar commercial banks. As with the securities industry, the ability to attract and retain skilled professionals is critical to the Bank's success. To enhance these activities the Bank utilizes SWS for assistance in recruiting and educational programs. The Bank competes for community banking customers locally based on reputation, service, location and price. The Bank also competes nationally through its purchased mortgage loan division.

REGULATION

We operate in the financial services industry as, among other things, a securities broker/dealer, a registered investment advisor and a bank. As a result, our businesses are highly regulated by U.S. federal and state regulatory agencies, self-regulatory organizations and securities exchanges and, to a lesser extent, by foreign governmental agencies and financial regulatory bodies.

We are also under the jurisdiction of the SEC and are subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as administered by the SEC.

We are a legal entity separate and distinct from our banking and non-banking subsidiaries. Our principal sources of funds are cash dividends paid by our subsidiaries, capital contributions from the sale of our securities, investment income, and borrowings. Normally, federal laws limit the amount of dividends or other capital distributions that a banking institution can pay, and the Bank must obtain prior approval from the OCC before it can pay dividends to us. On February 4, 2011, the Board of Directors of the Bank agreed to a Stipulation and Consent to Issuance of Order to Cease and Desist and the OTS issued the Order; however, after July 21, 2011, a change in federal law gave the OCC the authority to enforce the terms of the Order. The Order provides that, among other things, the Bank cannot declare or pay dividends or make any other capital distributions without the prior approval of the OCC after 30 days prior notice to the OCC. See also **Note 27** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 24, 2011, June 25, 2010 and June 26, 2009 included under Item 8. "Financial Statements and Supplementary Data."

Due to the current economic crisis, many new regulations and statutes have been proposed or passed into law that contain wide-ranging proposals for altering the structures, regulations, and competitive relationships of financial institutions operating and doing business in the United States.

On July 21, 2010, the President of the United States signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). The Dodd-Frank Act aims to restore responsibility and accountability to the financial system by significantly altering the regulation of financial institutions and the financial services industry. Most of the provisions contained in the Dodd-Frank Act will have delayed effective dates. Full implementation of the Dodd-Frank Act will require many new rules to be issued by federal regulatory agencies over the next several years which will profoundly affect how financial institutions will be regulated in the future. As portions of the Dodd-Frank Act are implemented, we will continue to monitor and evaluate its impact on our operations. However, the ultimate effect of the Dodd-Frank Act and its implementing regulations on the financial services industry in general, and on us in particular, is uncertain at this time.

The Dodd-Frank Act, among other things:

- Established the Consumer Financial Protection Bureau (the "Bureau"), an independent organization within the Federal Reserve dedicated to protecting consumers through education, promulgating regulations that implement specified consumer protection laws applicable to all entities offering consumer financial products or services and enforcing those regulations.

- Established the Financial Stability Oversight Council, tasked with the authority to identify and monitor institutions and systems which pose a systemic risk to the financial system, and to impose standards regarding capital, leverage, liquidity, risk management, and other requirements for financial firms.

- Abolished the OTS and transferred its functions to other federal banking agencies on July 21, 2011 as follows:

  - o Functions, powers, authorities, rights and duties of the OTS related to the supervision of savings and loan holding companies and their subsidiaries (other than depository institutions) was transferred to the Federal Reserve Board ("FRB");
  - o Functions, powers, authorities, rights and duties of the OTS related to federal savings associations was transferred to the OCC; and
  - o Functions, powers, authorities, rights and duties of the OTS related to state savings associations was transferred to the Federal Deposit Insurance Corporation ("FDIC").

- Required establishment of minimum capital requirements to depository institution holding companies.

- Changed the base for FDIC insurance assessments.

- Increased the minimum reserve ratio for the Deposit Insurance Fund from 1.15% to 1.35%.

- Permanently increased the deposit insurance coverage amount from $100,000 to $250,000.

- Directed the Federal Reserve to establish interchange fees for debit cards pursuant to a restrictive "reasonable and proportional cost" per transaction standard.

- Limited the ability of banking organizations to sponsor or invest in private equity and hedge funds and to engage in proprietary trading.

- Granted the U.S. government authority to liquidate or take emergency measures with respect to troubled nonbank financial companies that fall outside the existing resolution authority of the FDIC, including the establishment of an orderly liquidation fund.

- Increased regulation of asset-backed securities, including a requirement that issuers of asset-backed securities retain at least 5% of the risk of the asset-backed securities.

- Increased regulation of consumer protections regarding mortgage originations, including originator compensation, minimum repayment standards, and prepayment consideration.

- Established new disclosure and other requirements relating to executive compensation and corporate governance.

- Increased transparency of non-hedging derivative trading activity, with the goal of limiting speculation and increasing accountability in the commodities and derivatives (including swaps) market.

- Removed the prohibition on paying interest on demand deposit accounts.

From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. These initiatives may include proposals to expand or contract the powers of holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking and brokerage statutes and our operating environment in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether any such legislation will be enacted, and, if enacted, the impact that it, and any implementing regulations, would have on our financial condition or results of operations. A change in statutes, regulations or regulatory policies applicable to us or any of our subsidiaries could have a material effect on our business.

Regulation of the Securities Business. The securities industry in the United States is subject to extensive regulation under federal and state laws and regulations. Our U.S. broker/dealer subsidiaries are registered as such with the SEC and with FINRA. Self-regulatory organizations such as FINRA have also enacted rules (which are subject to approval by the SEC) for governing the industry. Securities firms are subject to regulation by state securities commissions in the states in which they conduct business. Southwest Securities and SWS Financial are registered in all 50 states and the District of Columbia. Southwest Securities is also registered in Puerto Rico and the U.S. Virgin Islands. Federal and state authorities, as well as state regulatory authorities, have the power to undertake periodic examinations of our securities broker/dealer operations for the purpose of assuring our compliance with the applicable rules and regulations.

The regulations to which broker/dealers are subject cover all aspects of the securities business, including the manner in which securities transactions are effected, net capital requirements, recordkeeping and reporting procedures, relationships and conflicts with customers, the handling of cash and margin accounts, sales methods and conduct, experience and training requirements for certain employees, the conduct of investment banking and research activities and the manner in which we prevent and detect money-laundering activities. As a policy matter, the regulatory framework of the financial services industry is designed primarily to safeguard the integrity of the capital markets and to protect customers, not creditors or stockholders. Legislation and changes in rules promulgated by the SEC and by self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules often directly affect the method of operation and profitability of broker/dealers. The SEC and the self-regulatory organizations may conduct administrative proceedings that can result in censure, fine, suspension or expulsion of a broker/dealer firm, its officers or employees.

Our broker/dealer subsidiaries are subject to the SEC's net capital rule (Exchange Act Rule 15c3-1). Generally, a broker/dealer's net capital is net worth plus qualified subordinated debt less deductions for non-allowable (or non-liquid) assets and other operational charges. The SEC and FINRA impose rules that require notification when net capital falls below certain predefined criteria. These rules also dictate the ratio of debt-to-equity in the regulatory capital composition of a broker/dealer, and constrain the ability of a broker/dealer to expand its business under certain circumstances. If a firm fails to maintain the required net capital, it may be subject to suspension or revocation of registration by the applicable regulatory agency, and suspension or expulsion by these regulators could ultimately lead to the firm's liquidation.

Compliance with the net capital requirements may limit our operations requiring the intensive use of capital. Such rules require that a certain percentage of our assets be maintained in relatively liquid form and therefore act to restrict our ability to withdraw capital from our broker/dealer subsidiaries, which in turn may limit our ability to pay dividends, repay debt or redeem or purchase shares of our outstanding common stock. Any change in such rules or the imposition of new rules affecting the scope, coverage, calculation or amount of capital requirements, or a significant operating loss or any unusually large charge against capital, could adversely affect our ability to pay dividends or to expand or maintain present business levels. In addition, such rules may require us to make substantial capital contributions into one or more of our broker/dealer subsidiaries in order for such subsidiaries to comply with such rules, either in the form of cash or subordinated loans made in accordance with the requirements of the SEC's net capital rule. As of June 24, 2011, Southwest Securities had regulatory net capital, as defined by Exchange Act Rule 15c3-1, of $121.9 million, which exceeded the amounts required by $115.4 million. However, the amount of such net excess capital may change dramatically within short periods of time.

Our broker/dealer subsidiaries are required by federal law to belong to the SIPC, whose primary function is to provide financial protection for the customers of failing brokerage firms. SIPC provides protection for clients' cash and securities up to $500,000 per customer account, of which a maximum of $250,000 may be in cash.

Our broker/dealer subsidiaries must also comply with the USA PATRIOT Act and other rules and regulations designed to fight international money laundering and to block terrorist access to the U.S. financial system. We are required to have systems and procedures to ensure compliance with such laws and regulations.

Certain activities of some SWS subsidiaries are regulated by the CFTC and various commodity exchanges. The CFTC also has net capital regulations (CFTC Rule 1.17) that must be satisfied. Our futures business is also regulated by the NFA, a registered futures association. Violation of the rules of the CFTC, the NFA or the commodity exchanges could result in remedial actions including fines, registration restrictions or terminations, trading prohibitions or revocations of commodity exchange memberships.

Banking Regulations. We are subject to the extensive regulatory framework applicable to savings and loan holding companies as well as federal savings associations. This regulatory framework is primarily intended for the protection of depositors, the Federal Deposit Insurance Fund ("DIF"), and the banking system as a whole, rather than for the protection of stockholders and creditors.

As a savings and loan holding company, we are subject to regulation by the FRB. The Bank is subject to regulation and examination by the OCC (its primary federal regulator). The banking regulators, including the OCC, FDIC and FRB have broad and, in some cases, overlapping, authority to prohibit activities of holding companies, federal savings banks, their non-banking subsidiaries, directors, officers and other institution affiliated parties (such as attorneys and accountants) that represent unsafe and unsound banking practices or that constitute violations of laws or regulations. The OCC can assess civil money penalties for violations of law, OTS/OCC orders, written conditions or written agreements with the OCC, as well as certain activities conducted on a "knowing and reckless" basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1.375 million for each day the activities continue.

The Dodd-Frank Act transferred the functions of the OTS (other than consumer protection) as they relate to the Bank to the OCC, and as they relate to us, to the FRB. The transfer of functions from the OTS was effective July 21, 2011 ("Transfer Date") and on that date, we became subject to the supervision and regulation of the FRB. It is expected that we will eventually be required to comply with capital and activity requirements similar to those currently applicable to bank holding companies. In addition, the Dodd-Frank Act implemented new minimum capital requirements for depository institution holding companies. The OCC published a final rule on the Transfer Date clarifying the application of its rules to federal savings banks in certain areas, including assessments, preemption of state law, visitorial powers and other clarifying administrative matters. After the Transfer Date, the FRB published a notice of intent and request for comment and the OCC published an interim final rule with request for comment related to the renumbering, enforcement and administration of former OTS rules. Effective ninety days after the Transfer Date, the OTS will be abolished.

The Dodd-Frank Act also requires the FRB to mandate that any bank holding company or savings and loan holding company serve as a "source of financial strength" for any subsidiary that is a depository institution. The federal banking agencies have one year after the Transfer Date to issue joint final rules related to the source of financial strength requirement. "Source of financial strength" is defined as the ability of a company that directly or indirectly owns or controls an insured depository institution to provide financial assistance to such insured depository institution in the event of the financial distress of the insured depository institution. Once these rules are finalized, as a savings and loan holding company, we will be required to be a "source of financial strength" for the Bank.

In July 2010, the FDIC voted to revise its existing Memorandum of Understanding with the primary federal regulators to enhance the FDIC's existing backup authorities over insured depository institutions that the FDIC does not directly supervise. As a result, the Bank may be subject to increased supervision by the FDIC.

With very limited exceptions, we may not be acquired by any company or by any individual without the approval of a governing bank regulatory agency. That agency must complete an application review, and generally the public must have an opportunity to comment on any proposed acquisition. Without prior approval from the FRB, we may not acquire more than five percent of the voting stock of any savings institution. The Dodd-Frank Act restricts a bank that is the subject of a formal enforcement action or a memorandum of understanding with respect to a significant supervisory matter from converting its charter, subject to certain exceptions.

The Bank is currently subject to OCC capital requirements. Federal statutes and OCC regulations have established four ratios for measuring an institution's capital adequacy: a "Tier I (core) capital" ratio — the ratio of an institution's Tier I capital to adjusted tangible assets; a "Tier I risk-based capital" ratio — an institution's adjusted Tier I capital as a percentage of total risk-weighted assets; a "total risk-based capital" ratio — the percentage of total risk-based capital to total risk-weighted assets; and a "tangible equity" ratio — the ratio of tangible capital to total tangible assets.

Federal statutes and OCC regulations have established five capital categories for federal savings banks: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. The federal banking agencies have jointly specified by regulation the relevant capital level for each category. An institution is defined as well-capitalized when its total risk-based capital ratio is at least 10.00%, its Tier I risk-based capital ratio is at least 6.00%, its Tier I (core) capital ratio is at least 5.00%, and it is not subject to any federal supervisory order or directive to meet a specific capital level. On February 4, 2011, the Board of Directors of the Bank agreed to the Stipulation and Consent to Issuance of Order to Cease and Desist and the OTS issued the Order. After the Transfer Date, the Dodd-Frank Act gave the OCC the authority to enforce the terms of the Order. Accordingly, as a result of the issuance of the Order, effective February 4, 2011, the Bank is deemed to be "adequately capitalized" and no longer meets the definition of "well capitalized" under federal statutes and OCC regulations even though its capital ratios meet or exceed all applicable requirements under Federal law, OCC regulations and the Order. See also **Note 27** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 24, 2011, June 25, 2010 and June 26, 2009 included under Item 8. "Financial Statements and Supplementary Data."

Bank regulators are required to take "prompt corrective action" to resolve problems associated with insured depository institutions whose capital declines below certain levels. Federal banking agencies are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions that are "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

In the event an institution becomes "undercapitalized," it must submit an acceptable capital restoration plan. The capital restoration plan will not be accepted by the regulators unless, among other requirements, each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy.

The aggregate liability of the holding company of an undercapitalized depository institution is limited to the lesser of 5% of the institution's assets at the time it became undercapitalized or the amount necessary to cause the institution to be "adequately capitalized." The bank regulators have greater power in situations where an institution becomes "significantly" or "critically" undercapitalized or fails to submit a capital restoration plan. However, the guarantee can be limited for a holding company that is a "functionally regulated affiliate" of the depository institution, such as a holding company that is a broker-dealer registered with the SEC, if the functional regulator of the affiliate objects. For example, the FRB could require an SEC registered broker/dealer holding company for an undercapitalized federal savings bank to guarantee the bank's capital restoration plan, subject to the limitations summarized above and subject to an objection from the holding company's functional regulator, the SEC.

An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The prompt corrective action regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

The FDIC insures the deposits of the Bank up to the applicable maximum in each account, or up to $250,000 per account, as implemented by the Dodd-Frank Act. FDIC deposit insurance is backed by the full faith and credit of the United States government.

The FDIC's Liquidity Guarantee Program was established on October 14, 2008 to strengthen confidence and encourage liquidity in the banking system. The FDIC Liquidity Guarantee Program has two parts, the Transaction Account Guarantee Program ("TAGP") and the Debt Guarantee Program ("DGP"). The Bank and SWS Group elected to participate in the DGP; however, neither the Bank nor SWS Group has issued any debt covered by the DGP. Accordingly, there is currently no cost to the Bank or SWS Group for electing to participate in the DGP.

Under the TAGP, the FDIC provided unlimited FDIC deposit insurance coverage for noninterest-bearing transaction deposit accounts, Negotiable Order of Withdrawal ("NOW") accounts paying less than one quarter of one percent (0.25%) interest per annum, and Interest on Lawyers Trust Accounts ("IOLTA") held at FDIC insured institutions. Participating institutions pay an assessment on the balance of each covered account in excess of $250,000. The TAGP unlimited deposit insurance coverage expired on December 31, 2010.However, the Dodd-Frank Act provided unlimited FDIC deposit insurance on noninterest-bearing transaction accounts held at all insured depository institutions for the period from January 1, 2011 through December 31, 2012. This temporary unlimited coverage is separate from, and in addition to, the coverage provided to depositors for other accounts at an insured depository institution. The original Dodd-Frank Act provisions are similar to the TAGP, but did not include NOW accounts and IOLTA accounts within the definition of noninterest-bearing transaction accounts. On December 29, 2010, the President signed an act that included a technical amendment to the definition of "noninterest-bearing transaction account" to include IOLTA accounts. The FDIC published a final rule on January 27, 2011 implementing these technical amendments related to including IOLTA accounts under the temporary unlimited FDIC deposit insurance coverage, effective January 1, 2011.

On November 12, 2009, the FDIC Board of Directors voted to require insured depository institutions to prepay their estimated quarterly risk-based insurance assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012. The prepaid assessment, along with the Bank's regular third quarter assessment, was paid on December 30, 2009. For the purposes of estimating the Bank's assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012, and calculating the amount that the Bank prepaid on December 30, 2009, the Bank's assessment rate was its total base assessment rate in effect on September 30, 2009. The FDIC Board of Directors also increased the annual assessment rates uniformly by 3 basis points beginning in 2011. As a result, the Bank's total assessment rate for purposes of estimating its assessments for 2011 and 2012 was increased by an annualized 3 basis points beginning in 2011. The Bank's total base assessment rate in effect on September 30, 2009 was 15.54 basis points and its prepayment amount was $8.2 million. Unlike the special assessment, which the FDIC collected on September 30, 2009, the prepayment was recorded as a prepaid expense and did not immediately affect the Bank's earnings. Finally, the FDIC Board of Directors also voted to extend the DIF restoration period from seven to eight years.

In addition, all FDIC insured institutions are required to pay assessments to the FDIC at an annual rate of approximately 1.14 basis points of insured deposits to fund interest payments on bonds issued by the Financing Corporation, an agency of the federal government established to recapitalize the predecessor to the Savings Association Insurance Fund. These assessments will continue until the Financing Corporation bonds mature in 2017 through 2019.

Under the Dodd-Frank Act, the FDIC was given much greater discretion to manage the DIF, including where to set the designated reserve ratio ("DRR"). The Dodd-Frank Act increased the DRR from 1.15 percent to 1.35 percent and left unchanged the requirement that the FDIC Board set the DRR annually. The FDIC Board must set the DRR according to the following factors: (i) risk of loss to the insurance fund; (ii) economic conditions affecting the banking industry; (iii) preventing sharp swings in the assessment rates; and (iv) any other factors it deems important. Based on those factors, the FDIC Board decided to set the DRR at 2.00 percent based on a historical analysis of losses to the DIF. The analysis showed in order to maintain a positive fund balance and steady, predictable assessment rates, the DRR must be at least 2.00 percent as a long-term, minimum goal. The DRR increase may increase FDIC deposit insurance assessments in the future.

On October 14, 2008, the U.S. Treasury announced a capital purchase program which would inject $250 billion of capital into the banking system through the Troubled Asset Relief Program ("TARP"). Management determined it was not in the best interest of the company to participate in the TARP.

Numerous regulations promulgated by the federal banking agencies, including the Bureau, as amended from time to time, affect the business operations of the Bank. These include regulations relating to holding company regulation, equal credit opportunity, electronic fund transfers, fair credit reporting, fair debt collection, service members civil relief, collection of checks, insider lending, lending limits, truth in lending, truth in savings, home ownership and equity protection, transactions with affiliates, and availability of funds. Under FRB regulations, the Bank is required to maintain a reserve against its transaction accounts (primarily interest-bearing and noninterest-bearing checking accounts). Because reserves must generally be maintained in cash or in noninterest-bearing accounts, the historical effect of the reserve requirements is to increase the Bank's cost of funds. The Financial Services Regulatory Relief Act of 2006 authorized the Federal Reserve banks to pay interest on reserves, subject to regulations of the FRB, effective October 1, 2011. However, the Emergency Economic Stabilization Act of 2008 changed the effective date for this authority to October 1, 2008.

The Bank is subject to regulation by the Bureau, established by the Dodd-Frank Act as an independent entity within the Federal Reserve, which has the authority to promulgate consumer protection regulations applicable to all entities offering consumer financial services or products, including banks. The Bureau has broad rule-making authority for a wide range of consumer protection laws, including but not limited to, laws relating to alternative mortgage transaction parity, consumer leasing, electronic fund transfers, equal credit opportunity, fair credit billing, fair credit reporting, home owners protection, fair debt collection practices, lack of deposit insurance, consumer financial privacy, home mortgage disclosure, home ownership and equity protection, real estate settlement procedures, mortgage licensing, truth in lending and truth in savings among other laws. The Bureau also has the authority to prohibit "unfair, deceptive or abusive" acts and practices related to offering consumer financial services or products.

The Gramm-Leach-Bliley Act ("GLBA") includes provisions that give consumers protections regarding the transfer and use of their nonpublic personal information by financial institutions. In addition, states are permitted under the GLBA to have their own privacy laws, which may offer greater protection to consumers than the GLBA. Numerous states in which the Bank does business have enacted such laws.

The Bank Secrecy Act, the USA PATRIOT Act and rules and regulation of the Office of Foreign Assets Control ("OFAC Rules") include numerous provisions designed to fight international money laundering and to block terrorist access to the U.S. financial system. We have established policies and procedures to ensure compliance with the provisions of the Bank Secrecy Act, the USA PATRIOT Act and the OFAC Rules.

The Community Reinvestment Act ("CRA") requires that the Bank help meet the credit needs of the communities it serves, including low-to-moderate-income neighborhoods, while maintaining safe and sound banking practices. The primary federal regulatory agency assigns one of four possible ratings to an institution's CRA performance and is required to make public an institution's rating and written evaluation. The four possible ratings of meeting community credit needs are outstanding, satisfactory, needs to improve, and substantial non-compliance. In the most recent examination, we received a "Satisfactory" CRA rating from the OTS. In the future, the OCC will examine the Bank for CRA compliance. The Bank has committed $5,000,000 to two investments in limited partnership equity funds as a cost effective way of meeting its obligations under the CRA. As of June 30, 2011, the Bank had invested $2,700,000 of its aggregate commitment to the two funds.

Transactions between the Bank and its nonbanking affiliates, including us, are subject to Section 23A of the Federal Reserve Act. In general, Section 23A imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. Affiliate transactions are also subject to Section 23B of the Federal Reserve Act, which generally requires that certain transactions between the Bank and its affiliates be on terms substantially the same, or at least as favorable to the Bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons. The FRB's Regulation W codifies prior regulations under Section 23A and 23B of the Federal Reserve Act and interpretive guidance with respect to affiliate transactions. The Dodd-Frank Act amends the definition of "affiliate" in Section 23A of the Federal Reserve Act to include "any investment fund with respect to which a member bank or an affiliate thereof is an investment advisor." This amendment will not be effective, however, until July 21, 2012 at the earliest.

The restrictions on loans to directors, executive officers, principal stockholders and their related interests (collectively referred to herein as "insiders") contained in the Federal Reserve Act and Regulation O apply to all insured depository institutions, their subsidiaries and holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution's total unimpaired capital and surplus, and the OCC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions. The Dodd-Frank Act amends the statutes placing limitations on loans to insiders by including credit exposures to the person arising from a derivatives transaction, repurchase agreement, reverse repurchase agreement, securities lending transaction, or securities borrowing transaction between the member bank and the person within the definition of an extension of credit to an insider. This amendment is not effective, however, until July 21, 2012 at the earliest.

Subject to various exceptions, savings and loan holding companies and their affiliates are generally prohibited from tying the provision of certain services, such as extensions of credit, to certain other services offered by a holding company or its affiliates.

The federal financial regulators, including the OCC, recently published the final rule implementing the registration requirements of the Secure and Fair Enforcement for Mortgage Licensing Act of 2008, or SAFE Act. The SAFE Act was effective October 1, 2010. The SAFE Act requires mortgage loan originators who are employees of regulated institutions (including banks and certain of their subsidiaries) to be registered with the Nationwide Mortgage Licensing System and Registry (the "Registry"), a database established by the Conference of State Bank Supervisors and the American Association of Residential Mortgage Regulators to support the licensing of mortgage loan originators by each state. As part of this registration process, mortgage loan originators must furnish the Registry with background information and fingerprints for a background check. The SAFE Act generally prohibits employees of a regulated financial institution from originating residential mortgage loans without first registering with the Registry and maintaining that registration. Financial institutions must also adopt policies and procedures to ensure compliance with the SAFE Act.

Although our lending activities expose us to some risk of liability for environmental hazards, we do not currently have any significant liabilities for environmental matters.

INSURANCE

Our broker/dealer subsidiaries are required by federal law to belong to the SIPC. SIPC provides protection for clients up to $500,000 each with a limitation of $250,000 for claims for cash balances for all of our broker/dealers. Southwest Securities purchases insurance which, when combined with the SIPC insurance, provides coverage for Southwest Securities and SWS Financial in certain circumstances for securities held in clients' accounts with a $100 million aggregate limit.

The Bank's deposits are insured by the DIF, which is administered by the FDIC, up to applicable limits for each depositor. The FDIC's DIF is funded by assessments on insured depository institutions, which depend on the risk category of an institution and the amount of insured deposits that it holds. The FDIC may increase or decrease the assessment rate schedule on a semi-annual basis.

EMPLOYEES

At June 24, 2011, we employed 1,073 individuals. Southwest Securities, SWS Financial and SWS Insurance employed 885 of these individuals, 166 of whom were full-time registered representatives. In addition, 297 registered representatives were affiliated with SWS Financial as independent contractors. The Bank employed 188 of these individuals at June 30, 2011.

CUSTOMERS

As of the date of this report, we provided full-service securities brokerage to approximately 37,000 client accounts and clearing services to approximately 139,000 additional client accounts. No single client accounts for a material percentage of our total business.

As of the date of this report, we provided deposit and loan services to approximately 98,000 customers through the Bank and its subsidiaries, which included approximately 93,000 Southwest Securities' customer accounts. No single customer constitutes a material percentage of the Bank's total business.

TRADEMARKS

We own various registered trademarks and service marks, including "Southwest Securities," "SWS," "SWS Financial," "Southwest Securities, FSB," and "SWS Group," which are not material to our business. We also own various design marks related to logos for various business segments.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table lists our executive officers and their respective ages and positions at September 2, 2011, followed by a brief description of their business experience over the past five years. Each listed person has been appointed to the indicated office by our Board of Directors.

Name	Age	Position
James H. Ross	61	Director, President and Chief Executive Officer
Stacy M. Hodges	48	Executive Vice President, Chief Financial Officer and Treasurer
Daniel R. Leland	50	Executive Vice President
Richard H. Litton	64	Executive Vice President
Jeffrey J. Singer	42	Executive Vice President
W. Norman Thompson	55	Executive Vice President and Chief Information Officer
Paul D. Vinton	62	Executive Vice President
Allen R. Tubb	57	Vice President, General Counsel and Secretary

James H. Ross was named President, Chief Executive Officer and a member of the Board of Directors of SWS Group on October 28, 2010. Mr. Ross had served as interim CEO and member of the Board since August 18, 2010. He previously served as Executive Vice President since November 2004 and, in September 2007, was elected President and Chief Executive Officer of Southwest Securities. Mr. Ross served as the Director of the Private Client Group at Southwest Securities from March 2004 to March 2008. He has served as Chief Executive Officer of SWS Financial since March 2004. Mr. Ross came to Southwest Securities in 2004 to head the Private Client Group's brokerage office in Dallas, Texas. Prior to coming to Southwest Securities, Mr. Ross was with UBS Paine Webber, where, from April 1991 to December 2003, Mr. Ross held various positions from financial advisor to branch manager. He began his securities industry career in 1975.

Stacy M. Hodges was named Chief Financial Officer and Treasurer on August 24, 2011 and had served as interim Chief Financial Officer and Treasurer since October 12, 2010. She has served as Executive Vice President since February 1999. She served as Treasurer and Chief Financial Officer from August 1998 to August 2002. Ms. Hodges was Controller from September 1994 to August 1998. Ms. Hodges served as Director of Southwest Securities from June 1997 to August 2002 and has served as Chief Financial Officer of Southwest Securities since June 1997. Prior to joining Southwest Securities, Ms. Hodges was a Senior Audit Manager in the Financial Services division of KPMG LLP. Ms. Hodges is a member of the American Institute of Certified Public Accountants and the Texas Society of CPAs.

Daniel R. Leland has served as Executive Vice President since May 2007. Mr. Leland was also Executive Vice President from February 1999 to September 2004. He served as President and Chief Executive Officer of Southwest Securities from August 2002 to September 2004. He also served as Executive Vice President of Southwest Securities from July 1995 to August 2002 and was re-elected in February 2006. Mr. Leland began his career at Barre & Company in June 1983 where he was employed in various capacities in fixed income sales and trading before becoming President of Barre & Company in 1993. Mr. Leland has been an arbitrator for the National Association of Securities Dealers (NASD) and is a past Vice Chairman of the District 6 Business Conduct Committee. He also serves as a board member of the Regional Bond Dealers Association.

Richard H. Litton has served as Executive Vice President and Executive Vice President of Southwest Securities for the Public Finance Division since July 1995. Beginning in September 2006, he became primarily responsible for the entire municipal securities product area of Southwest Securities. Previously, Mr. Litton was President of a regional investment bank and headed the Municipal Group in the Southwest for Merrill Lynch. Mr. Litton served on various advisory committees for the Texas House of Representatives' Financial Institutions Committee, is a past member and director of the Municipal Advisory Council of Texas and currently serves on the Municipal Executive Committee and the Municipal Legal Advisory Committee of the Securities Industry and Financial Markets Association (SIFMA).

Jeffrey J. Singer was elected Executive Vice President in November 2008. He is also an Executive Vice President of Southwest Securities and heads its corporate finance business. From 2005 to 2008, Mr. Singer was President of Levantina USA, Inc., the North

American subsidiary of Spain's Grupo Levantina, the largest global producer of granite and marble materials. Prior to joining Levantina USA, Inc. in 2005, Mr. Singer spent his entire career working in the corporate finance sector for major investment banking firms such as Donaldson, Lufkin & Jenrette, Citigroup's investment bank and Dillon Read (now part of UBS, Inc.).

W. Norman Thompson has served as Executive Vice President and Chief Information Officer since January 1995. Mr. Thompson was associated with Kenneth Leventhal & Co. (now a part of Ernst & Young LLP) in various capacities ranging from Audit Manager to Senior Consulting Manager from 1987 to 1994. Previously, Mr. Thompson was an auditor with KPMG LLP from 1981 to 1987. In the capacities he held with both Kenneth Leventhal & Co. and KPMG LLP, he was heavily involved in information technology auditing and consulting.

Paul D. Vinton has served as Executive Vice President since November 1998 and as Senior Vice President of Southwest Securities since June 1995. Mr. Vinton was associated with Stephens Inc., an investment bank, in various capacities from 1993 through 1995. Mr. Vinton has been employed within the securities industry since 1972 with various firms dealing primarily in operational, clearance and settlement activities. Mr. Vinton has served on various industry group boards including, most recently, the Depository Trust Company Settlement Advisory Board.

Allen R. Tubb was elected Vice President, General Counsel and Secretary in August 2002. He joined SWS as Corporate Counsel and Secretary in October 1999. From 1979 to 1999, Mr. Tubb was employed with Oryx Energy Company and its predecessor Sun Exploration and Production Company in various capacities including Chief Counsel, Worldwide Exploration and Production. Mr. Tubb is a member of the Texas Bar Association.

ITEM 1A. RISK FACTORS

Our business, reputation, financial condition, operating results and cash flows can be impacted by a number of factors. Many of these factors are beyond our control and may increase during periods of market volatility or reduced liquidity. The potential harm from any one of these risks, or others, could cause our actual results to vary materially from recent results or from anticipated future results. Some risks may adversely impact not only our own operations, but the banking or securities industry in general which could also produce marked swings in the trading price of our securities.

RISKS SPECIFIC TO OUR INDUSTRIES

Our business has been and may continue to be materially and adversely affected by financial market conditions and economic conditions generally. Our business is materially affected by conditions in the financial markets and economic conditions generally around the world. The financial services industry and the securities markets generally are materially and adversely affected by recessionary environments which can cause significant declines in the values of nearly all asset classes. Concerns about financial institution profitability and solvency as a result of general market conditions, particularly in the credit markets, may cause our clients to reduce the level of business that they do with us. Declines in asset values, the lack of liquidity, general uncertainty about economic and market activity and a lack of consumer and investor confidence have negatively impacted, and may continue to negatively impact, our business.

Our financial performance is highly dependent on the environment in which we operate. A favorable business environment is generally characterized by, among other factors, high global gross domestic product growth, stable geopolitical conditions, transparent and efficient capital markets, liquid markets with active investors, low inflation, high business and consumer confidence, active new issuance markets for fixed income and equity securities and strong business earnings. Slowing growth, contraction of credit, increasing energy prices, declines in business or investor confidence or risk tolerance, increases in inflation, higher unemployment, outbreaks of hostilities or other geopolitical instability, corporate, political or other scandals that reduce investor confidence in capital markets and natural disasters, among other things, can affect the global financial markets. In addition, economic or political pressures in a country or region may cause local market disruptions and currency devaluations, which may also affect markets generally. In the event of changes in market conditions, such as interest or foreign exchange rates, equity, fixed income, commodity or real estate valuations, liquidity, availability of credit or volatility, our business could be adversely affected in many ways.

Overall, the business environment for the past two to three years has been extremely adverse. While many economists believe the recession ended in June 2009, unemployment and tight credit markets continue to create a fragile economic environment, and there is no guarantee that conditions will not worsen again leading to further decline in economic and market conditions. Texas, which was largely insulated from severe job loss and real estate market deterioration at the start of the recession, has now experienced distress in residential and commercial real estate values as well as elevated unemployment. These conditions have had, and will continue to have, a direct and material impact on our results of operations and financial condition because performance in the financial services industry is heavily influenced by the overall strength of economic conditions and financial market activity.

Concerns about the downgrade of the U.S. credit rating may materially adversely affect our business, financial condition, liquidity, and results of operations. On August 5, 2011, Standard & Poor's ("S&P") downgraded its long-term sovereign credit rating on the United States one level from AAA to AA+. While U.S. lawmakers reached an agreement to raise the federal debt ceiling on August 2, 2011, the downgrade reflected S&P's view that the fiscal consolidation plan within that agreement fell short of what would be necessary to stabilize the U.S. government's medium term debt dynamics, and that further near-term progress containing the growth in public spending or on reaching an agreement on raising revenues is less likely than S&P previously assumed. Each of Moody's Investors Service ("Moody's") and Fitch Ratings ("Fitch") has maintained its rating of U.S. debt at AAA.

Because of the unprecedented nature of negative credit rating actions with respect to U.S. government obligations, the ultimate impact on the markets and our business, financial condition, liquidity, and results of operations are unpredictable. Any credit downgrade (whether by S&P, Moody's, or Fitch), and the attendant perceived risk that the United States may not pay its debt obligations when due, could have a material adverse effect on financial markets and economic conditions in the United States and throughout the world. In turn, such actions could materially adversely affect our liquidity, cash flows, and results of operations, increase our borrowing costs, limit our access to the capital markets, or trigger other implications under certain collateralized arrangements.

Our ability to access capital markets is dependent on market conditions and our credit standing, which could change unfavorably. Factors that are significant to the determination of our credit worthiness or otherwise affect our ability to raise financing include the level and volatility of our earnings and whether we continue to have net losses; our relative competitive position in the markets in which we operate; our product diversification; our ability to retain key personnel; our risk profile; our risk management policies; our cash liquidity; our capital adequacy; our corporate lending credit risk; and legal and regulatory developments. Additionally, market conditions can be unfavorable for our industry causing banks and other liquidity providers to reduce or limit credit to our industry. This could limit the availability of, and thus our access to, capital and/or increase the cost of funding new or existing businesses.

The real estate market downturn, both residential and commercial, and particularly in Texas and New Mexico, could adversely impact our banking business. We are subject to risks as a result of the current downturn in the housing and commercial real estate markets. In the past, we focused our lending on commercial and residential lending and, as a result, a majority of the loans we held in our loan portfolio were comprised of such loans. Our loan customers may fail to repay their loans according to the terms, and the value of collateral securing the payment of these loans has declined and may be insufficient to assure repayment. Such loan losses could have a material adverse effect on our operating results. Texas and New Mexico currently have an oversupply of finished vacant housing and commercial real estate properties that will take some time for the market to absorb. This oversupply may result in a further deterioration of our loan portfolio. Mortgage rates remain attractive and unemployment in Texas remains lower than in many other regions of the country; however, high rates of unemployment could adversely affect our loan portfolio. A prolonged downturn in the housing and commercial real estate market could have a significant adverse affect on our business, financial condition, results of operations and cash flow.

Our revenues may decrease if securities transaction volumes decline. Our securities business depends upon the general volume of trading in the U.S. securities markets. If the volume of securities transactions should decline, revenues from our securities brokerage, securities lending and clearing businesses would decrease and our business, financial condition, results of operations and cash flow would be materially and adversely impacted.

Market fluctuations could adversely impact our securities business. We are subject to risks as a result of fluctuations in the securities markets. Our securities trading, market-making and underwriting activities involve the purchase and sale of securities as a principal, which subjects our capital to significant risks. Market conditions could limit our ability to sell securities purchased or to purchase securities sold in such transactions. If price levels for equity securities decline generally, the market value of equity securities that we hold in our inventory could decrease and trading volumes could decline. In addition, if interest rates increase, the value of debt securities we hold in our inventory would decrease. Rapid or significant market fluctuations could adversely affect our business, financial condition, results of operations and cash flow.

In addition, during periods of market disruption, it may be difficult to value certain assets if comparable sales become less frequent or market data becomes less observable. Certain classes of assets or loan collateral that were in active markets with significant observable data may become illiquid due to the current financial environment. In such cases, asset valuations may require more estimation and subjective judgment. The rapidly changing real estate market conditions could materially impact the valuation of assets and loan collateral as reported within our financial statements and changes in estimated values could vary significantly from one period to the next. Decreases in value may have a material adverse impact on our future financial condition or operating results.

Recently enacted regulatory reform legislation will impose additional regulatory requirements on us. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities. On July 21, 2010, the President of the

United States signed into law the Dodd-Frank Act. The ultimate effect of the Dodd-Frank Act and its implementing regulations on the financial services industry in general, and on us in particular, is uncertain at this time. SWS Group and the Bank will be subject to significant additional regulatory requirements, which may have a material impact on each or both of them, or SWS as a whole. The key effects of the Dodd-Frank Act on our business are:

- changes to the supervisory structure for SWS Group and the Bank;
- changes to regulatory capital requirements applicable to SWS Group and the Bank;
- establishment of the Bureau with broad authority to implement new consumer protection regulations; and
- increases in the minimum reserve ratio for the deposit insurance fund of the Federal Deposit Insurance Corporation, or FDIC, to 2.00% and a change in the base for FDIC insurance assessments.

As a result of the Dodd-Frank Act, the OTS was abolished and, on July 21, 2011, the OCC took over supervision and regulation of federal thrifts, such as the Bank, and the Federal Reserve Board, or FRB, took over supervision and regulation of savings and loan holding companies, including SWS Group. As a result, we expect to become subject to regulatory capital and activity requirements similar to those currently imposed on bank holding companies regulated by the FRB. The Dodd-Frank Act will also require that SWS Group serve as a "source of strength" for the Bank and will eventually result in new minimum capital requirements for depository institution holding companies.

The Dodd-Frank Act also created a new independent regulatory body, the Bureau, which has been given broad rulemaking authority to implement the consumer protection laws that apply to banks and thrifts and to prohibit "unfair, deceptive or abusive" acts and practices. The Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by this new independent regulatory body.

Full implementation of the Dodd-Frank Act will require many new rules to be issued by numerous federal regulatory agencies over the next several years. Given the significance of the changes and the additional regulatory action required for many of the new provisions, we cannot predict all of the ways or the degree to which our business, financial condition and results of operations may be affected by the Dodd-Frank Act once it is fully implemented. We expect, at a minimum, that our compliance costs will increase.

The soundness of other financial institutions could adversely affect us. Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different counterparties and we routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults by, or even speculation about, one or more financial services institutions, or the financial services industry generally, have led to market wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the receivable due us. Any such losses could be material and could materially and adversely affect our business, financial condition, results of operations and cash flow.

Failure to comply with the extensive state and federal laws governing our securities and banking operations, or the regulations adopted by several self-regulatory agencies having jurisdiction over us, could have material adverse consequences for us. Broker/dealers and banks are subject to regulation in almost every facet of their operations. Our ability to comply with these regulations depends largely on the establishment and maintenance of an effective compliance system as well as our ability to attract and retain qualified compliance personnel. We could be subject to disciplinary or other actions due to claimed non-compliance with these laws or regulations or possibly for the claimed non-compliance of our correspondents. If a claim of non-compliance is made by a regulatory authority, the efforts of our management could be diverted to responding to such claim and we could be subject to a range of possible consequences, including the payment of fines and the suspension of one or more portions of our business.

Our clearing contracts generally include automatic termination provisions that are triggered in the event we are suspended from any of the national exchanges of which we are a member for failure to comply with the rules or regulations thereof. Compliance with capital requirements could limit our ability to pay dividends or may impede our ability to repurchase shares of our capital stock. In addition, today's economic and political environment calls into question the present regulatory structure and the laws and rules enforced thereunder. As such, it is likely that the rules and regulatory structure with which our business must comply will change. While the nature and scope of these regulatory changes cannot be predicted, they could have a material adverse effect on our business, financial condition, results of operations and cash flow. See Item 1. "Business-Regulation," above.

RISKS RELATED TO OUR COMPANY

The Bank is currently subject to a Cease and Desist Order that may adversely affect our business. On February 4, 2011, the Bank entered into a Stipulation and Consent to Issuance of an Order to Cease and Desist with the OTS whereby the Bank consented to the issuance of the Order.

The Order requires that the Bank maintain a Tier I (core) capital ratio equal to or greater than 8 percent and a total risk-based capital ratio equal to or greater than 12 percent. The Order also restricts lending by the Bank. These restrictions may reduce earnings and growth of the Bank. Depending on the decrease in total assets held by the Bank, if any, and satisfaction of other aspects of the Order, the OCC (as successor to the OTS) can institute other corrective measures and has broad enforcement powers to impose additional restrictions on our operations. See also Note 27 in the Notes to the Consolidated Financial Statements for the fiscal years ended June 24, 2011, June 25, 2010 and June 26, 2009 included under Item 8. "Financial Statements and Supplementary Data."

Deteriorating credit quality, particularly in commercial, construction and real estate loans, has adversely impacted the Bank and may continue to adversely impact the Bank. Beginning in fiscal 2009, the Bank began to experience a downturn in the overall credit performance of its real estate loans held for investment, as well as acceleration in the deterioration of general economic conditions in Texas and other areas of the United States. This deterioration, as well as increases in Texas unemployment levels, worsened in the third quarter of fiscal 2010. These conditions have caused increased financial stress on many of the Bank's borrowers and have negatively impacted their ability to repay their loans. Classified and non-performing assets increased significantly in fiscal 2010 and 2011 and real estate collateral values continued to decline in both fiscal 2010 and 2011. Due to these factors, the Bank significantly increased its loan loss reserves in fiscal 2010 and 2011.

We expect credit quality to remain challenging and at elevated levels of risk at least throughout calendar 2011. Continued deterioration in the credit quality of the Bank's real estate loan portfolio could significantly increase non-performing loans, require additional increases in loan loss reserves and elevate charge-off levels. The occurrence of any of these events could have a material adverse effect on the Bank's capital, financial condition and results of operations and increase the risk of additional regulatory action.

Our allowance for loan losses may not be sufficient to cover actual loan losses. Our loan customers may fail to repay their loans according to the terms, and the collateral securing the payment of these loans may be insufficient to assure repayment. Such loan losses could have a material adverse effect on our operating results. We make various assumptions, estimates, and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we rely on a number of factors, including our own experience and our evaluation of economic conditions. If our assumptions prove to be incorrect, our current allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, and adjustments may be necessary that would have a material adverse effect on our operating results.

The Bank's commercial real-estate, commercial and mortgage lending businesses are dependent on the general health of the Texas economy. The Banks' commercial real-estate, commercial and mortgage lending businesses are dependent on the general health of the Texas economy. The recent downturn in the Texas economy has adversely affected these lines of business, and consequently our financial condition, results of operations and cash flow.

Our Credit Agreement contains restrictions and covenants that impact our business and expose us to risks that could adversely affect our liquidity and financial condition. On July 29, 2011, we entered into a $100.0 million Credit Agreement with Hilltop Holdings, Inc. ("Hilltop") and Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (collectively, "Oak Hill"). The Credit Agreement provides for a $100.0 million, five year, unsecured loan with an 8% interest rate and contains customary covenants, which requires us to, among other things:

- maintain a tangible net worth at least equal to the sum of $275.0 million and 20% of cumulative consolidated net income (as defined in the Credit Agreement) for each fiscal quarter for which consolidated net income is positive;
- maintain a minimum unrestricted cash balance (as defined in the Credit Agreement) of at least $4.0 million;
- maintain an excess net capital balance at Southwest Securities of at least $100.0 million as of the end of each calendar month; and
- adhere to the requirements of the Order.

In addition, certain of these covenants limit our and certain of our subsidiaries' ability to, among other things:

- incur additional indebtedness;

- dispose of or acquire certain assets;
- pay dividends on our capital stock;
- make investments, including acquisitions; and
- enter into transactions with affiliates.

If we are unable to generate sufficient cash flow or otherwise obtain the funds necessary to make required payments under the Credit Agreement, or we fail to comply with the requirements of our indebtedness, we could create an event of default under the Credit Agreement. Any default that is not cured or waived could result in the acceleration of the obligations under the Credit Agreement. Any such default which actually causes an acceleration of obligations could have a material adverse effect on our liquidity and financial condition. Additionally, the covenants in such agreement or future debt agreements may restrict the conduct of our business, which could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that may be beneficial to our business.

Failure to achieve and maintain effective internal controls could result in our financial statements being unreliable. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish an annual report by our management assessing the effectiveness of our internal control over financial reporting. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. A material weakness is a control deficiency, or a combination of deficiencies, that results in more than a remote likelihood that a material misstatement of our annual or interim financial statements will not be prevented or detected.

Management's report for the fiscal year ended June 24, 2011 identified a material weakness related to the failure to design and maintain accounting and financial reporting systems capable of evaluating and ensuring the accurate application of new accounting pronouncements in the manner necessary to prepare financial statements in accordance with GAAP. Specifically, as of June 24, 2011, our processes were inadequate for adopting new accounting pronouncements that amended the guidance on (i) transfers of financial assets and (ii) consolidation of variable interest entities. As a result of this material weakness, our management concluded that we did not have effective internal control over financial reporting as of June 24, 2011.

Ineffective internal controls could adversely impact our ability to provide timely and accurate financial information. If we are unsuccessful in remediating this material weakness or if we discover other material weaknesses, we may be unable to report financial information timely and accurately or to maintain effective disclosure controls and procedures. Any such failure in the future could also adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding disclosure controls and effectiveness of our internal control over financial reporting required under Section 404 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. If we are unable to report financial information in a timely and accurate manner or to maintain effective disclosure controls and procedures, we could be in default under our Credit Agreement or be subject to, among other things, investigations or regulatory or enforcement actions by the SEC, the Federal Reserve, the FDIC, the OCC or other governmental authorities.

Even if the material weakness does not cause our financial statements to be unreliable, if we continue to be unable to assert that our internal controls are effective, our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline.

Our securities business is subject to numerous operational risks. We must be able to consistently and reliably obtain securities pricing information and accurately assess loan values, process transactions and provide reports and other customer service. Any failure to keep current and accurate books and records can render us liable to disciplinary action by governmental and self-regulatory authorities, as well as to claims by our clients. If any of our financial, portfolio accounting or other data processing systems do not operate properly or are disabled, or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer an impairment to our liquidity, a financial loss, a disruption of our businesses, liability to our customers and clients, regulatory problems or damage to our reputation. These systems may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, including a disruption of electrical or communications services or our inability to occupy one or more of our buildings. In addition, our operations are dependent upon information from, and communications with, third parties, and operational problems at third parties may adversely affect our ability to carry on our business.

Our business is significantly dependent on net interest margins. The profitability of our margin and stock lending businesses depends to a great extent on the difference between interest income earned on loans and investments of customer cash balances and the interest expense paid on customer cash balances and borrowings. The earnings and cash flows of the Bank are also dependent upon the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds.

Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, could affect the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings. Such changes could also affect our ability to originate loans and obtain deposits and the fair value of our financial assets and liabilities. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore our earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

Our net interest margins may decrease based on the mix of assets in the Bank's portfolio and our investment strategy. In recent years, interest rates have declined to levels that have negatively impacted the net interest margin at the Bank. Furthermore, as our banking business focuses more on commercial and small business lending, the interest rates on our loans are likely to decline. Additionally, as we reposition the Bank's balance sheet to include a portfolio of conservative investment securities, the net interest margin on these assets is likely to be less than we have historically earned on our loan portfolio. Our earnings and results of operations could be adversely affected by any reduction in our net interest margin due to our investment policies or market dynamics.

We may not be able to reduce our operating expenses as a way to reduce operating losses. To the extent our net interest income declines or we face other declines in revenues, we may look to reduce our operating expenses where possible. However, we have limited control over certain costs, and in particular, the cost of meeting regulatory requirements and our cost to access capital or financing, if needed. If we are unable to reduce our operating expenses, our results of operations could be adversely affected.

Our margin lending, stock lending, securities trading and execution, bank lending and mortgage purchase businesses are all subject to credit risk. Credit risk in all areas of our business increases if securities prices decline rapidly because the value of our collateral could fall below the amount of indebtedness it secures. In rapidly appreciating markets, credit risk increases due to short positions. Our securities lending business as well as our securities trading and execution businesses subject us to credit risk if a counterparty fails to perform or if collateral securing its obligations is insufficient. In securities transactions, we are subject to credit risk during the period between the execution of a trade and the settlement by the customer.

Our banking group is exposed to the risk that our loan customers may not repay their loans in accordance with their terms, the collateral securing the loans may be insufficient, or our loan loss reserve may be inadequate to fully compensate us for the outstanding balance of the loan plus the costs to dispose of the collateral. Our mortgage warehousing activities subject us to credit risk while mortgages are purchased and held for resale.

Significant failures by our customers, including correspondents, or clients to honor their obligations, together with insufficient collateral and reserves, could have a material adverse affect on our business, financial condition, results of operations and cash flow.

We depend on the highly skilled, and often specialized, individuals we employ. Competition for the services of personnel in our loan production, private client group, securities lending and trading businesses is intense, and we cannot guarantee that our efforts to retain such personnel will be successful. We generally do not enter into employment agreements or noncompetition agreements with our employees. Our business, financial condition, operating results and cash flow could be materially impacted if we were to lose the services of certain of our loan production, private client group, securities lending or trading professionals. In particular, in our retail and institutional securities brokerage business we depend on the brokers and financial advisors that advise our clients, certain of whom generate significant income for us.

We face strong competition from larger firms. The financial services business is intensely competitive and we expect it to remain so. We compete on the basis of a number of factors, including client relationships, reputation, the abilities of our professionals, market focus and the relative quality and price of our services and products. Many of our competitors have a broader range of products and services, greater financial and marketing resources, larger customer bases, greater name recognition, more professionals to serve their clients' needs and better established relationships with clients than we have. These larger competitors may be better able to respond to industry change, compete for skilled professionals, finance acquisitions, fund internal growth and compete for market share generally.

We face liquidity risk, which is the potential inability to repay short-term borrowings with new borrowings or assets that can be quickly converted into cash while meeting other obligations and continuing to operate as a going concern. Our liquidity may be impaired due to circumstances that we may be unable to control, such as general market disruptions or an operational problem that affects our trading clients, depositors, third parties or ourselves. Our ability to sell assets may also be impaired by regulatory constraints or if other market participants are seeking to sell similar assets at the same time. Our inability to borrow funds or sell assets to meet maturing obligations would have an adverse effect on our business, financial condition, results of operations and cash flow.

In addition, if our customers decide not to invest with us our liquidity could be adversely affected. If our retail banking and securities clients withdraw their deposits or our institutional customers withdraw their trading lines with us, our liquidity would be impaired. Furthermore, we currently have access to advances from the Federal Home Loan Bank ("FHLB"). If we become subject to regulatory actions, we may not have access to these advances and our liquidity could be impaired.

Our business and prospects, including our ability to attract and retain clients and employees, may be adversely affected if our reputation is harmed. Our business is subject to significant reputational risks. If we fail, or appear to fail, to deal appropriately with various legal, regulatory or business issues, our reputation, business and prospects, including our ability to attract and retain clients and employees, could be seriously harmed. This could be the case not only in situations involving actual violations of law but also in circumstances where no laws have been violated. Our reputation could be harmed in many different ways, including as a result of perceived or actual failure to address conflicts of interest or ethical issues; failure to comply with legal or regulatory requirements; allegations of money laundering; violation of privacy policies; failure to properly maintain client and employee personal information; failure to maintain adequate or accurate records; allegations of unfair sales and trading practices; and improper identification of the legal, reputational, credit, liquidity and market risks inherent in our products. Publicity of a failure to appropriately address these issues could result in litigation claims or subject us to enforcement actions, fines and penalties and cause us to incur related costs and expenses. Legal liability or regulatory actions as a result of negative publicity could in turn cause significant additional reputational harm.

We depend on our computer and communications systems and an interruption in service would negatively affect our business. Our businesses rely on electronic data processing and communications systems. The effective use of technology allows us to better serve clients, increases efficiency and enables firms to reduce costs. Our continued success will depend, in part, upon our ability to successfully maintain and upgrade the capability of our systems, our ability to address the needs of our clients by using technology to provide products and services that satisfy their demands and our ability to retain skilled information technology employees. Significant malfunctions or failures of our computer systems or any other systems in the trading process (e.g., record retention and data processing functions performed by third parties, and third party software, such as Internet browsers) could cause delays in customer trading activity. Such delays could cause substantial losses for customers and could subject us to claims from customers for losses, including litigation claiming fraud or negligence. In addition, if our computer and communications systems fail to operate properly, regulations would restrict our ability to conduct business. Any such failure could prevent us from collecting funds relating to customer transactions, which would materially impact our cash flow. Any computer or communications system failure or decrease in computer system performance that causes interruptions in our operations could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our computer systems and network infrastructure could be vulnerable to security problems. Hackers may attempt to penetrate our network security which could have a material adverse effect on our business. A party who is able to penetrate our network security could misappropriate proprietary information. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information. Advances in computer capabilities, discoveries in the field of cryptography and other discoveries, events or developments could lead to a compromise or breach of the algorithms that our licensed encryption and authentication technology uses to protect such confidential information. We may be required to expend significant capital and resources and engage the services of third parties to protect against the threat of such security, encryption and authentication technology breaches or to alleviate problems caused by such breaches. Security breaches or the inadvertent transmission of computer viruses could expose us to a risk of loss or litigation and possible liability which could have a material adverse affect on our business, financial condition, results of operations and cash flow.

Our portfolio trading business is highly price competitive and serves a very limited market. Our portfolio trading business serves one small component of the portfolio trading execution market with a small customer base and a high service model, charging competitive commission rates. Consequently, growing or maintaining market share is very price sensitive. We rely upon a high level of customer service and product customization to maintain our market share; however, should prevailing market prices fall, or the size of our market segment or customer base decline, our profitability would be adversely impacted. In addition, in our portfolio trading business, we purchase securities as principal, which subjects our capital to significant risks. See "– Market fluctuations could adversely impact our securities business."

Our existing correspondents may choose to perform their own clearing services or to move their clearing business to one of our competitors. As our correspondents' operations grow, they often consider the option of performing clearing functions themselves, in a process referred to as "self-clearing." The option to convert to self-clearing operations may be attractive due to the fact that as the transaction volume of a broker/dealer grows, the cost of implementing the necessary infrastructure for self-clearing may eventually be offset by the elimination of per transaction processing fees that would otherwise be paid to a clearing firm. Additionally, performing their own clearing services allows self-clearing broker/dealers to retain their customers' margin balances, free credit balances and securities for use in margin lending activities. Furthermore, our correspondents' may decide to use the clearing services of one of our competitors. Significant losses to self-clearing could have a material adverse affect on our business, financial condition, results of operations and cash flow.

Risk management processes may not fully mitigate exposure to the various risks that we face, including market, liquidity and credit risk. We continue to refine our risk management techniques, strategies and assessment methods on an ongoing basis. However, risk management techniques and strategies, both ours and those available to the market generally, may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk. For example, we might fail to identify or anticipate particular risks that our systems are capable of identifying, or the systems that we use, and that are used within the industry generally, may not be capable of identifying certain risks. Some of our strategies for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to quantify our risk exposure. Any failures in our risk management techniques and strategies to accurately quantify our risk exposure could limit our ability to manage risks. In addition, any risk management failures could cause our losses to be significantly greater than the historical measures indicate. Further, our quantified modeling does not take all risks into account. As a result, we also take a qualitative approach in reducing our risk. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses.

We are subject to risks relating to litigation and potential securities law liabilities. Many aspects of our business involve substantial risks of liability. In the normal course of our business, we have been subject to claims by clients alleging unauthorized trading, churning, mismanagement, suitability of investments, breach of fiduciary duty or other alleged misconduct by our employees or brokers. We are sometimes brought into lawsuits based on allegations concerning our correspondents. As underwriters, we are subject to substantial potential liability for material misstatements and omissions in prospectuses and other communications with respect to underwritten offerings of securities. Prolonged litigation producing significant legal expenses or a substantial settlement or adverse judgment could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Misconduct or errors by our employees or entities with which we do business could harm us and are difficult to detect and prevent. There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct or employee error could occur at our company. For example, misconduct could involve the improper use or disclosure of confidential information, and error could involve the failure to follow or implement procedures, either of which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter misconduct or errors and the precautions we take to detect and prevent this activity may not be effective in all cases. Our ability to detect and prevent misconduct or errors by entities with which we do business may be even more limited. We may suffer reputational harm for any misconduct or errors by our employees or those entities with which we do business.

Our banking subsidiary is subject to regulatory capital requirements that may limit its operations and potential growth. The Bank is a federal savings bank that is subject to comprehensive supervision and regulation of the OCC, including risk-based, leverage and tangible capital ratio requirements. Capital requirements may rise above normal levels when the Bank experiences deteriorating earnings and credit quality, and the OCC may increase the Bank's capital requirements based on general economic conditions and the Bank's particular condition, risk profile and growth plans. Our Order with the OCC provides that the Bank will maintain a total Tier I (core) capital ratio of 8% and risk-based capital ratio of 12%. Compliance with capital requirements may limit the Bank's operations that require the intensive use of capital and could adversely affect the Bank's ability to expand or maintain present business levels.

Several of our product lines rely on favorable tax treatment and changes in federal tax law could impact the attractiveness of these products to our customers. We offer a variety of services and products, such as Individual Retirement Accounts and municipal bonds that rely on favorable federal income tax treatment to be attractive to our customers. Should favorable tax treatment of these products be eliminated or reduced, sales of these products could be materially impacted, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our assets as of June 24, 2011 include a deferred tax asset, the full value of which we may not be able to realize. We recognize deferred tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of assets and liabilities. As of June 24, 2011, our net deferred tax assets were approximately $33.6 million. We regularly review our deferred tax assets for recoverability based on our history of earnings, expectations for future earnings and expected timing of reversals of temporary differences. Realization of deferred tax assets ultimately depends on the existence of sufficient taxable income, including taxable income in prior carry-back years, as well as future taxable income.

Insurance Risks. Our operations and financial results are subject to risks and uncertainties associated with the increasing costs and regulatory changes related to our use of a combination of insurance, self-insured retention and self-insurance for a number of risks, including, without limitation, property and casualty, workers' compensation, general liability, and the company-funded portion of employee-related health care benefits. While the nature and scope of increasing costs and regulatory changes cannot be predicted, they could have a material adverse effect on our business, financial condition, results of operations and cash flow.

The industry in which we compete has undergone a period of consolidation. We face intense competition for the clients that we serve and the products and services we offer. There has been significant consolidation as financial institutions with which we compete have been acquired by or merged into or acquired other firms. This consolidation may continue. Competition is based on many factors, including the range of products and services offered, pricing, customer service, brand recognition, reputation and perceived financial strength. Consolidations may enable other firms to offer a broader range of products and services than we do, or offer such products at more competitive prices.

Strategic investments or acquisitions may result in additional risks and uncertainties in our business. We intend to grow our core businesses through both internal expansion and through strategic investments and acquisitions. To the extent we make strategic investments or acquisitions, we face numerous risks and uncertainties combining or integrating the relevant businesses and systems, including the need to combine accounting and data processing systems and management controls, and to integrate relationships with clients, vendors, and business partners. Acquisitions pose the risk that any business we acquire may lose clients or employees or could under-perform relative to expectations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our executive offices and primary broker/dealer and banking operations are located in approximately 192,000 square-feet of leased space in an office building in Dallas, Texas. The lease expires in 2020. Our other office locations are leased and generally do not exceed 28,000 square feet of space. We conduct our clearing operations primarily at our Dallas headquarters, and our securities lending activities are conducted from our offices in Old Bridge, New Jersey and New York, New York.

We have 20 retail brokerage offices with 11 in Texas, six in California, two in Oklahoma and one in Nevada.

We have 11 public finance branches, with five offices in Texas, two in California and one in each of New Mexico and North Carolina. In addition, public finance has an additional branch in each of New York and Louisiana for which SWS does not maintain an office. We have 14 fixed income branch offices, three in California and Florida, two in Connecticut, and one branch in each of Texas, Illinois, Colorado, New Jersey, Tennessee and New York. Our corporate finance office is located in Dallas, Texas. We also have a disaster recovery site in Dallas, Texas covering our brokerage and banking operations.

The Bank leases branch offices in Arlington, Austin, Benbrook, Downtown Dallas, El Paso, Garland, Houston, Park Cities and Southlake, Texas, and Albuquerque and Ruidoso, New Mexico. The Bank also owns a non-operational drive-in facility located in central Arlington, Texas. The Bank owns its banking facilities in Granbury, Waxahachie and South Arlington, Texas.

The company has developed business continuity plans that are designed to permit continued operation of business critical functions in the event of disruptions to our Dallas, Texas headquarters facility as well as critical facilities used by our major subsidiaries. Our critical activities can be relocated among our normal operating facilities and our North Dallas business recovery and disaster recovery center. Our North Dallas facility houses redundant securities and bank processing facilities adequate to replace those found in our primary data center. Our disaster recovery plans are periodically tested, and we participate in industry-wide tests within the securities industry.

Management believes that our present facilities are adequate for the foreseeable future, exclusive of expansion opportunities.

ITEM 3. LEGAL PROCEEDINGS

In the general course of our brokerage business and the business of clearing for other brokerage firms, we have been named as defendants in various pending lawsuits and arbitration proceedings. These claims allege violations of various federal and state securities laws, including, specifically, certain Municipal Securities Rulemaking Board violations, an examination of political contributions and the use of consultants in connection with the firm's municipal securities business. The Bank is also involved in certain claims and legal actions arising in the ordinary course of business. We believe that resolution of these claims will not result in a material adverse effect on our business, consolidated financial condition, results of operations or cash flows.

ITEM 4. RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stockholder Matters

Market for Common Stock. Our common stock trades on the NYSE under the symbol "SWS." At August 26, 2011, there were 252 holders of record of our common stock and approximately 5,700 beneficial holders of our common stock. The following table sets forth for the periods indicated the high and low market prices for the common stock and the cash dividend declared per common share:

June 26, 2010 to June 24, 2011	**1st Qtr.**	**2nd Qtr.**	**3rd Qtr.**	**4th Qtr.**
Cash dividend declared per common share	$ 0.09	$ 0.01	$ 0.01	$ 0.01
Stock price range				
High	$ 10.22	$ 7.57	$ 6.49	$ 6.76
Low	$ 6.71	$ 3.91	$ 4.27	$ 5.59

June 27, 2009 to June 25, 2010	**1st Qtr.**	**2nd Qtr.**	**3rd Qtr.**	**4th Qtr.**
Cash dividend declared per common share	$ 0.09	$ 0.09	$ 0.09	$ 0.09
Stock price range				
High	$ 15.62	$ 15.06	$ 12.80	$ 12.45
Low	$ 12.25	$ 11.00	$ 11.41	$ 9.17

Stock Repurchases. The following table provides information about purchases of common stock by SWS during the quarter ended June 24, 2011:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	**Total Number of Shares Purchased (1)**	**Average Price Paid per Share**	**Total Number of Shares Purchased as Part of Publicly Announced Plan**	**Maximum Number of Shares that May Yet Be Purchased Under the Plans (2)**
3/26/11 to 4/29/11	4,384	6.09	—	500,000
4/30/11 to 5/27/11	186	6.49	—	500,000
5/28/11 to 6/24/11	—	—	—	500,000
	4,570	6.10	—	

(1) The 4,570 shares of common stock repurchased during the three months ended June 24, 2011 were acquired from grantees in connection with income tax withholding obligations arising from vesting of restricted stock grants. These shares were not part of our publicly announced program to repurchase shares of common stock.

(2) On August 18, 2010, the Board of Directors approved and announced a plan authorizing us to repurchase up to 500,000 shares of our common stock from time to time in the open market for an 18-month period ending on February 28, 2012. On August 24, 2011, the Board of Directors approved a plan authorizing us to repurchase up to 500,000 shares of our common stock from time to time in the open market for an 18-month period ending on February 28, 2013. This repurchase plan replaced the plan approved on August 18, 2010.

Dividend policy. On a quarterly basis, the board of directors will determine whether we will pay a cash dividend. The payment and rate of dividends on our common stock is subject to several factors including limitations imposed by the terms of our Credit Agreement with Hilltop and Oak Hill, operating results, our financial requirements, and the availability of funds from our subsidiaries, including the broker/dealer subsidiaries, which may be subject to restrictions under the net capital rules of the SEC and FINRA; and the Bank, which may be subject to restrictions by federal banking agencies. Specifically, our Credit Agreement with Hilltop and Oak Hill limits our quarterly cash dividend to $0.01 per share and only so long as we are not in default of any terms of the Credit Agreement.

Equity Compensation Plan Information

Restricted Stock Plan. On November 12, 2003, our stockholders approved the adoption of the SWS Group, Inc. 2003 Restricted Stock Plan ("Restricted Stock Plan"). In November 2007, the stockholders of SWS Group approved an amendment to the Restricted Stock Plan to increase the number of shares available thereunder by 500,000. The Restricted Stock Plan allows for awards of up to 1,250,000 shares of our common stock to our directors, officers and employees. No more than 300,000 of the authorized shares may be newly issued shares of common stock. The Restricted Stock Plan terminates on August 21, 2013. The vesting period for awards is determined on an individualized basis by the Compensation Committee of the Board of Directors. In general, restricted stock granted to employees under the Restricted Stock Plan is fully vested after three years, and restricted stock granted to non-employee directors vests on the one year anniversary of the date of grant. At June 24, 2011, the total number of shares outstanding under the Restricted Stock Plan was 175,696 and the total number of shares available for future grants was 372,256.

Deferred Compensation Plan. On November 10, 2004, the stockholders of SWS Group approved the 2005 Deferred Compensation Plan, the effective date of which was January 1, 2005, for eligible officers and employees to defer a portion of their bonus compensation and commissions. The deferred compensation plan was designed to comply with the American Jobs Creation Act of 2004. Contributions to the deferred compensation plan consist of employee pre-tax contributions and SWS Group's matching contributions, in the form of SWS Group common stock, up to a specified limit.

The assets of the deferred compensation plan include investments in SWS Group common stock, Westwood Holdings Group, Inc. ("Westwood") common stock, and company-owned life insurance ("COLI"). Investments in SWS Group common stock are carried at cost and are held as treasury stock with an offsetting deferred compensation liability in the equity section of the consolidated statements of financial condition. The deferred compensation plan limited the number of shares of SWS Group common stock that may be issued to 375,000 shares. On November 17, 2009, the stockholders of SWS Group voted to increase the authorized number of shares of SWS Group common stock available for issuance under the deferred compensation plan from 375,000 shares to 675,000 shares. The number of shares of SWS Group common stock available for future issuance under the plan was 255,805 at June 24, 2011. Investments in Westwood common stock are carried at market value and recorded as marketable equity securities available for sale. Investments in COLI are carried at the cash surrender value of the insurance policies and recorded in other assets in the consolidated statements of financial condition.

For the fiscal year ended June 24, 2011, approximately $17.8 million, with a market value of $17.0 million, was invested in the deferred compensation plan. At June 24, 2011, funds totaling $3.4 million were invested in 262,372 shares of our common stock. Approximately $2.1 million of compensation expense was recorded for participant contributions and employer matching contributions related to the deferred compensation plan in fiscal year 2011.

The trustee of the deferred compensation plan is Wilmington Trust Company.

Stock Option Plans. There were no active stock option plans at June 24, 2011. All current outstanding options under the SWS Group, Inc. Stock Option Plan (the "1996 Plan") may still be exercised until their contracted expiration date occurs. Options granted under the 1996 Plan have a maximum ten-year term, and all options are fully vested. See **Note 1(r)** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 24, 2011, June 25, 2010 and June 26, 2009 included under Item 8. "Financial Statements and Supplementary Data."

The following table sets forth certain information concerning all equity compensation plans approved by our stockholders as of June 24, 2011.

EQUITY COMPENSATION PLAN INFORMATION

Plan category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by stockholders	460,441 [1]	$ 9.54 [2]	628,061 [3]
Total	460,441	$ 9.54	628,061

(1) Amount represents 198,069 shares issuable upon the exercise of options granted under the 1996 Plan and 262,372 stock units credited to participants' accounts under the deferred compensation plan (see descriptions above). The stock units credited to the participants' accounts under the deferred compensation plan are not included in the weighted average exercise price calculation.

(2) Calculation of weighted-average exercise price does not include stock units credited to participants' accounts under the deferred compensation plan.

(3) Amount represents 255,805 shares available for future issuance under the deferred compensation plan and 372,256 shares available for future issuance under the Restricted Stock Plan. The 1996 Plan expired on February 1, 2006. Thus, there are no longer any shares available for issuance. All options outstanding under the 1996 Plan may still be exercised until their contracted expiration date occurs.

ITEM 6. SELECTED FINANCIAL DATA

The selected financial data presented below for the five fiscal years ended June 24, 2011 have been derived from our Consolidated Financial Statements as audited by our independent registered public accounting firm. The historical financial data are qualified in their entirety by, and should be read in conjunction with, the Consolidated Financial Statements and the notes thereto, and other financial information contained in this report.

The data below reflects the impact of the declaration on November 30, 2006 by our Board of Directors of a 3-for-2 stock split effected in the form of a 50% stock dividend. Additional items that should be considered are included in "Management's Discussion and Analysis of Financial Condition and Results of Operations -Events and Transactions."

	(In thousands, except ratios and per share amounts) Fiscal Year Ended				
	June 24, 2011	June 25, 2010	June 26, 2009	June 27, 2008	June 29, 2007
Consolidated Operating Results:					
Total revenue	$ 389,819	$ 422,227	$ 485,677	$ 477,527	$ 470,898
Net revenue [1]	342,064	366,971	381,621	301,631	273,615
Net income (loss) from continuing operations	(23,203)	(2,893)	23,631	30,854	37,507
Net income from discontinued operations	—	—	—	17	102
Extraordinary gain, net of tax of $571	—	—	—	1,061	—
Net income (loss)	(23,203)	(2,893)	23,631	31,932	37,609
Earnings (loss) per share – basic [2]					
Income (loss) from continuing operations	$ (0.71)	$ (0.10)	$ 0.86	$ 1.12	$ 1.38
Income from discontinued operations	—	—	—	—	—
Extraordinary gain	—	—	—	0.04	—
Net income (loss)	$ (0.71)	$ (0.10)	$ 0.86	$ 1.16	$ 1.38
Earnings (loss) per share – diluted [2]					
Income (loss) from continuing operations	$ (0.71)	$ (0.10)	$ 0.86	$ 1.12	$ 1.37
Income from discontinued operations	—	—	—	—	—
Extraordinary gain	—	—	—	0.04	—
Net income (loss)	$ (0.71)	$ (0.10)	$ 0.86	$ 1.16	$ 1.37
Weighted average shares outstanding – basic [2]	32,515	30,253	27,429	27,502	27,220
Weighted average shares outstanding – diluted [2]	32,515	30,253	27,509	27,602	27,444
Cash dividends declared per common share	$ 0.12	$ 0.36	$ 0.36	$ 0.34	$ 1.30
Consolidated Financial Condition:					
Total assets	$3,802,157	$4,530,691	$4,199,039	$5,118,251	$5,074,585
Long-term debt [3]	86,247	99,107	111,913	95,194	66,989
Stockholders' equity	357,469	383,394	340,357	323,006	306,447
Shares outstanding	32,285	32,342	27,263	27,196	27,492
Book value per common share	$ 11.07	$ 11.85	$ 12.48	$ 11.88	$ 11.15
Bank Performance Ratios:					
Return on assets	(2.1)%	(0.8)%	0.2%	0.6%	1.3%
Return on equity	(21.4)%	(9.1)%	2.6%	6.8%	15.3%
Regulatory equity to assets ratio	9.9%	9.2%	8.5%	8.4%	8.2%

(1) Net revenue is equal to total revenues less interest expense.

(2) Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (paid or unpaid) are treated as participating securities and are factored into the calculation of EPS, except in periods with a net loss, when they are excluded.

(3) Includes Federal Home Loan Bank advances with maturities in excess of one year.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are engaged in full-service securities brokerage and full-service commercial banking. During the twelve-months ended June 24, 2011, 82% of our total revenues were generated by our full-service brokerage business and 18% of our revenues were generated by our commercial banking business. While brokerage and banking revenues are dependent upon trading volumes and interest rates, which may fluctuate significantly, a large portion of our expenses remain fixed. Consequently, net operating results can vary significantly from period to period.

Our business is also subject to substantial governmental regulation and changes in legal, regulatory, accounting, tax and compliance requirements, which may have a substantial impact on our business and results of operations. We also face substantial competition in each of our lines of business. See "Forward-Looking Statements," Item 1. "Business-Competition," "-Regulation" and Item 1A. "Risk Factors."

We operate through four segments grouped primarily by products, services and customer base: clearing, retail, institutional and banking.

Clearing. We provide clearing and execution services for other broker/dealers (predominantly on a fully disclosed basis). Our clientele includes general securities broker/dealers and firms specializing in high volume trading. We currently support a wide range of clearing clients, including discount and full-service brokerage firms, direct access firms, registered investment advisors and institutional firms. In addition to clearing trades, we tailor our services to meet the specific needs of our clearing clients ("correspondents") and offer such products and services as recordkeeping, trade reporting, accounting, general back-office support, securities and margin lending, reorganization assistance and custody of securities.

Revenues in this segment are generated primarily through transaction charges to our correspondent firms for clearing their trades. Revenue is also earned from various fees and other processing charges as well as through net interest earnings on correspondent customer balances.

Retail. We offer retail securities products and services (equities, mutual funds and fixed income products), insurance products and managed accounts through the activities of our employee registered representatives and our independent contractors. As a securities broker, we extend margin credit on a secured basis to our retail customers in order to facilitate securities transactions. This segment generates revenue primarily through commissions charged on securities transactions, fees from managed accounts and the sale of insurance products as well as net interest income from retail customer balances.

Institutional. We serve institutional customers in the areas of securities borrowing and lending, public finance, municipal sales and underwriting, investment banking, fixed income sales and equity trading. Our securities lending business includes borrowing and lending securities for other broker/dealers, lending institutions, and our own clearing and retail operations. Our public finance and municipal sales and underwriting professionals assist public bodies in originating, syndicating and distributing securities of municipalities and political subdivisions. Our corporate finance professionals arrange and evaluate mergers and acquisitions, conduct private placements and participate in public offerings of securities with institutional and individual investors, assist clients with raising capital, and provide other consulting and advisory services.

Our fixed income sales and trading group specializes in trading and underwriting U.S. government and agency bonds, corporate bonds, mortgage-backed, asset-backed and commercial mortgage-backed securities and structured products. The clients of our fixed income group include corporations, insurance companies, banks, mutual funds, money managers and other institutions. Our equity trading department focuses on providing the best execution for equity and option orders for clients. We also execute institutional portfolio trades and are a market maker in a limited number of listed securities.

Revenues in the institutional segment are derived from the net interest spread on stock loan transactions, commission and trading income from fixed income and equity products and investment banking fees from corporate and municipal securities transactions.

Banking. We offer traditional banking products and services. We specialize in two primary areas, business banking and mortgage purchase. Our focus in business banking includes small business lending. We originate the majority of our loans internally and we believe this business model helps us build more valuable relationships with our customers. Our mortgage purchase division purchases participations in newly originated residential loans from various mortgage bankers nationwide. Southwest Securities, FSB (the "Bank") earns substantially all of its revenues on the spread between the rates charged to customers on loans and the rates paid to depositors. Our banking operations are currently restricted by and subject to the Order with the OCC.

The "other" category includes SWS Group, corporate administration and SWS Capital Corporation. SWS Capital Corporation is a dormant entity. SWS Group is a holding company that owns various investments, including common stock of U.S. Home Systems, Inc. ("USHS"). At June 26, 2009, SWS Group also owned NYSE Euronext, Inc. ("NYX") common stock, which was sold in the first quarter of fiscal 2010.

Business Environment

Performance in the financial services industry in which we operate is highly correlated to the overall strength of the economy and financial market activity. Overall market conditions are a product of many factors, which are beyond our control and can be unpredictable. These factors may affect the financial decisions made by investors, including their level of participation in the financial markets. In turn, these decisions may affect our business results. With respect to financial market activity, our profitability is sensitive to a variety of factors, including the demand for investment banking services, as reflected by the number and size of equity and debt financings and merger and acquisition transactions, the volatility of the equity and fixed income markets, the level and shape of various yield curves, the volume and value of trading in securities, and the value of our customers' assets under management.

As of June 24, 2011, equity market indices reflected an average increase from a year ago with the Dow Jones Industrial Average (the "DJIA") up 18%, the Standard & Poor's 500 Index ("S&P 500") up 18% and the NASDAQ Composite Index ("NASDAQ") up 19%. The DJIA closed at 11,934.58 on June 24, 2011 up from 10,143.81 and 8,438.39 on June 25, 2010 and June 26, 2009, respectively. On the other hand, the average daily volume on the NYSE declined during our fiscal 2011, decreasing 39% over the same period last fiscal year. With the Standard and Poor's downgrade of the United States credit rating on August 5, 2011, equity markets have fallen significantly and risk and volatility have increased.

Despite the positive direction in the equity markets during our fiscal 2011, the volumes in the markets and economic and regulatory uncertainty have created a challenging operating environment for us. The national unemployment rate, which was approximately 9% at the end of June 2011, is down from a high of 10% at the end of December 2009 but remains at historically high levels. The FRB reduced the federal funds target rate to 0 - 0.25% on December 16, 2008 and has not yet begun increasing rates. In August 2011, the FRB announced its intent to keep the federal funds rate at current levels until mid-2013.

The disruptions and developments in the general economy and the credit markets over the past three years have resulted in a range of actions by the U.S. and foreign governments to attempt to bring liquidity and order to the financial markets and to prevent a long recession in the world economy. For more details regarding some of the actions taken by U.S. and foreign governments, see the discussion under Item 1. "Business-Regulation."

While many economists believe the recession ended in June 2009, unemployment and tight credit markets continue to create a fragile economic environment, and there is no guarantee that conditions will not worsen again. On August 5, 2011, credit rating agency, Standard and Poor's, downgraded the United States' credit rating for the first time in the history of the ratings. Further, world markets, especially those focused on the European Union and Japan have been volatile due to debt problems in Europe and the natural disaster in Japan. Texas, which was largely insulated from severe job loss and real estate market deterioration at the start of the recession, has now experienced distress in residential and commercial real estate values as well as elevated unemployment. These factors have had and will continue to have a negative impact on our banking and brokerage operations.

Impact of Economic Environment

Brokerage: On the brokerage side of the business, volatility in the credit and mortgage markets, low interest rates and reduced volume in the stock markets continue to have an adverse impact on several aspects of our business, including depressed net interest margins, reduced liquidity and lower securities valuations.

Net Interest Margins

Historically, the profitability of the brokerage business has been dependent upon net interest income. We earn net interest income on the spread between the rates earned and paid on customer and correspondent balances as well as from our securities lending business. With interest rates at historically low levels, the spread we are able to earn is reduced, primarily from the extremely low yields on our assets segregated for regulatory purposes portfolio. Additionally, the spread in our securities lending business has declined. Lastly, because the yields on money market funds have declined significantly, revenue sharing arrangements with our primary money market fund providers have been substantially reduced. We do not expect any significant changes in these dynamics until short-term interest rates rise.

We have taken actions to mitigate the impact of the margin contraction by renegotiating arrangements with our clearing customers, changing the mix of our assets segregated for regulatory purposes and developing new business in our securities lending portfolio. Despite these actions, profits from net interest remain below historical levels.

We have also implemented a new FDIC sweep product that will eventually allow our brokerage customers to obtain additional FDIC insurance coverage for pending investment funds in their accounts. This product is expected to contribute to increased revenue sharing when interest rates increase.

Liquidity

Dislocation in the credit markets has led to increased liquidity risk. All but $45.0 million of our borrowing arrangements are uncommitted lines of credit and, as such, can be reduced or eliminated at any time by the banks extending the credit. While we have not experienced any reductions in our uncommitted borrowing capacity, our lenders have taken actions that indicate their concerns regarding liquidity in the marketplace. These actions have included reduced advance rates for certain security types, more stringent requirements for collateral eligibility and higher interest rates. All of these actions have had a negative impact on our liquidity. Should our lenders take additional similar actions, the cost of conducting our business will increase and our volume of business could be limited.

The volatility in the U.S. stock markets also impacts our liquidity through increased margin requirements at our clearing houses. These margin requirements are determined through a combination of risk factors including volume of business and volatility in the U.S. stock markets. To the extent we are required to post cash or other collateral to meet these requirements, we will have less borrowing capacity to finance our other businesses.

Valuation of Securities

We trade mortgage, asset-backed and other types of fixed income securities on a regular basis. We monitor our trading limits daily to ensure that these securities are maintained at levels we consider prudent given current market conditions. These securities are priced using a third-party pricing service and we review the price monthly to ensure reasonable valuation. At June 24, 2011, we held mortgage and asset-backed securities of approximately $42.5 million included in securities owned, at fair value on the consolidated statements of financial condition.

Investment in Auction Rate Securities

At June 24, 2011, we held $21.7 million of auction rate municipal bonds which represented one security and 22% of our municipal portfolio. This security is an investment grade credit, was valued at 95.7% of par as of June 24, 2011 and was yielding less than 1% per year for the period. While management does not expect any reduction in the cash flow from this bond, the disruption in the credit markets has led to auction failures. We currently have the ability to hold this investment until maturity. While we expect the issuer of this bond to refinance its debt when LIBOR interest rates rise, there can be no certainty that this refinancing will occur. We believe valuation of this bond at 95.7% of par at June 24, 2011 reflects an appropriate discount for the current lack of liquidity in this investment.

Our customers also own $1.2 million in auction rate bonds as well as approximately $1.3 million in auction rate preferred securities. We did not actively market these securities to our customers or classify them as cash equivalents on our statements to our customers. We do not underwrite auction rate securities or serve as the remarketing agent for any of these securities.

Bank: The banking environment remains challenging and continues to have a negative impact on the Bank's earnings. While the migration of loans to classified status has slowed in the last half of fiscal 2011, classified assets remain historically high and at unacceptable levels. The downgrade of the U.S. debt, volatility in the financial markets and the economic indicators subsequent to June 30, 2011 have generally pointed to a negative outlook for the economy. Should this environment persist or worsen, we could experience additional migration of loans to a classified status.

Primarily due to the high level of classified assets, the Bank entered into the Order on February 4, 2011. The Order formalized many of the items included in the Memorandum of Understanding that the Bank received from the OTS on July 2, 2010. The Bank is currently in compliance with the Order.

Prior to and subsequent to the issuance of the Memorandum of Understanding, Bank management implemented several strategies to improve the performance of the Bank. Specifically, (i) management implemented balance sheet reduction strategies by aggressively selling classified assets and reducing the size of the mortgage purchase loan portfolio, and the liquidity provided by these actions has been carefully managed to allow reduction in the total balance sheet size while maintaining significant levels of balance sheet liquidity; (ii) the Bank increased its staffing in its special assets department with qualified professionals to aggressively address the reduction of classified assets; (iii) the Bank worked to reduce its exposure in commercial real estate, residential construction and land development loans by establishing concentration guidelines during fiscal 2011; (iv) the Bank made major changes in credit administration including centralization of loan documentation and loan funding which provided a more efficient and effective control environment; (v) the Bank strengthened credit administration staffing including hiring a senior vice president of credit administration as well as a senior vice president of commercial collateral management; and (vi) the Bank established an internal loan review department in the third quarter of fiscal 2011, which works with external loan reviews to assist management in the early identification of potential problem loans.

Classified assets, though still at an unacceptable level, have decreased from a high at December 31, 2010 of $273.4 million to $228.5 million at June 30, 2011. Classified assets were $191.8 million at June 30, 2010. Classified assets as a percentage of total capital plus the allowance for loan losses was 120.5% at June 30, 2011, 140.0% at December 31, 2010 and 100.9% at June 30, 2010. Management's goal is to reduce the level of classified assets to total capital plus the allowance for loan losses to an acceptable regulatory level. The Bank expects this will take several quarters to achieve. Non-performing assets (a subset of classified assets) have also decreased from a high of $127.1 million, or 7.3% of the Bank's assets, at September 30, 2010 to $89.5 million, or 6.6% of the Bank's assets, at June 30, 2011. Non-performing assets were $93.7 million, or 5.3% of the Bank's assets, at June 30, 2010. The Bank's Texas Ratio, defined as non-performing assets divided by the sum of capital plus the allowance for loan losses, has also shown improvement, down from a high of 58.5% at September 30, 2010 to 46.9% at June 30, 2011. The Bank's Texas Ratio was 44.1% at June 30, 2010.

The loan loss allowance at June 30, 2011 was $44.4 million, or 4.48% of loans held for investment, up from $35.1 million, or 2.96% of loans held for investment at June 30, 2010. The increase in the allowance as a percentage of loans is due to the high level of classified assets. The allowance is expected to remain elevated until the level of classified assets substantially declines. Charge-offs for fiscal 2011 were $42.3 million versus $26.3 million in fiscal 2010 and could remain elevated in fiscal 2012 as management disposes of the classified assets.

With the completion of the $100 million capital raise initiative on July 29, 2011, the Bank expects to have access to additional capital to provide added flexibility to dispose of classified assets as well as substantial support for future earnings opportunities.

Recent Events

On March 20, 2011, we entered into a Funding Agreement with Hilltop and Oak Hill. On July 29, 2011, after receipt of shareholder and regulatory approval, the Company completed the transactions contemplated by the Funding Agreement. This transaction provides for:

- a $100.0 million, five year, unsecured loan with an 8% interest rate from Hilltop and Oak Hill under the terms of a credit agreement;
- issuance of warrants to each investor allowing such investor to purchase up to 8,695,652 shares of our common stock at an exercise price of $5.75 per share (subject to anti-dilution adjustments), representing approximately 17% of the common stock of our company per warrant (assuming each investor exercises its warrant); and
- granting the investors certain rights, including certain registration rights, preemptive rights, and the right for each investor to appoint one person to our Board of Directors so long as such investor owns 9.9% or more of all of the outstanding shares of our common stock or securities convertible into at least 9.9% of our outstanding common stock. Mr. Gerald J. Ford and Mr. J. Taylor Crandall were elected as directors of SWS Group by our Board of Directors on July 29, 2011.

We entered into this transaction to ensure that the Bank would maintain adequate capital ratios under the Order and could continue to reduce classified assets in a strategic and efficient manner, as well as to ensure that the broker/dealer business lines would operate without disruption.

Events and Transactions

Several material events and transactions impacted our results of operations in the periods presented. A description of these transactions and the impact on our results of operations is presented below:

Increase in provision for loan losses. The provision for loan loss increased $5.8 million during fiscal 2011 and $31.8 million during fiscal 2010, resulting in an allowance for loan loss of $44.4 million at June 30, 2011 and $35.1 million at June 30, 2010. See discussion in "Overview—Business Environment—Impact of Economic Environment—Bank."

Sale of 5,000,001 shares of our common stock. On October 16, 2009, we filed a shelf registration statement with the SEC providing for the sale of up to $150.0 million of securities. On December 9, 2009, we closed a public offering of 4,347,827 shares of our common stock at a price of $11.50 per share. On December 16, 2009, the underwriters for the public offering exercised their option to purchase 652,174 additional shares of our common stock to cover over-allotments. We generated net proceeds, after deducting underwriting discounts and commissions, from the offerings of approximately $54.4 million. We invested $47.5 million of the net proceeds as a $20.0 million capital contribution to the Bank and a $27.5 million capital contribution to Southwest Securities. The remaining funds were used for general corporate purposes.

Write-off of $6.3 million for clearing. In the first quarter of fiscal 2010, we recorded a pre-tax loss of $6.3 million as a result of a clearing correspondent's unauthorized short sale of more than 2 million shares of a stock. The short sale and the subsequent trades to cover the short position resulted in a $6.3 million receivable from the correspondent. We determined that collection of this receivable was doubtful and established an allowance for this receivable. The loss was recorded in other expenses on the consolidated statements of income (loss) and comprehensive income (loss).

NYSE/Archipelago. We owned 23,721 shares of Archipelago Holdings, LLC ("Archipelago") common stock prior to the merger of Archipelago and the NYSE in March 2006, for which we received 23,721 unrestricted shares of the new entity NYX. As part of the merger, we also surrendered our NYSE seat (carried at a cost of $230,000) in return for $300,000 in cash and 80,177 restricted shares of NYX common stock. In fiscal 2009, we determined that the decline in value of these shares was other than temporary and recorded a $4.3 million realized loss on this investment.

In the first quarter of fiscal 2010, we sold the 103,898 shares of NYX common stock for $2.9 million. SWS recognized a gain of $16,000 on the sale.

Write-off of $5.4 million for stock loan. In the first quarter of fiscal 2009, we wrote-off $5.4 million related to a deficit in the collateral securing a counterparty obligation of Lehman. We experienced the counterparty deficit as a result of Lehman declaring bankruptcy on September 19, 2008. Lehman had an obligation to us for stock borrowed of approximately $10.3 million at the time of the bankruptcy filing, which was backed by approximately $9.7 million in collateral. Subsequent sales and revaluation of the remaining collateral resulted in a $5.4 million deficit. This write-off was recorded in other expenses on the consolidated statements of income (loss) and comprehensive income (loss).

RESULTS OF OPERATIONS

Consolidated

Net losses for the fiscal years ended June 24, 2011 and June 25, 2010 were $23.2 million and $2.9 million, respectively. Net income for the fiscal year ended June 26, 2009 totaled $23.6 million. Fiscal year 2011 contained 252 trading days while 2010 and 2009 each contained 251 trading days.

Southwest Securities was custodian for customer assets of $28.0 billion, $25.6 billion and $22.8 billion at June 24, 2011, June 25, 2010 and June 26, 2009, respectively.

The following is a summary of year-to-year increases (decreases) in categories of net revenues and operating expenses (dollars in thousands):

	Change Fiscal 2010 to 2011		Change Fiscal 2009 to 2010	
	Amount	Percent	Amount	Percent
Net revenues:				
Net revenues from clearing operations	$ 124	1 %	$ (957)	(8)%
Commissions	(14,793)	(9)%	(21,543)	(12)%
Net interest	(9,695)	(10)%	(7,010)	(7)%
Investment banking, advisory and administrative fees	3,933	11 %	(549)	(2)%
Net gains on principal transactions	(2,715)	(7)%	6,530	19 %
Other	(1,761)	(8)%	8,879	74 %
	$ (24,907)	(7)%	$ (14,650)	(4)%
Operating expenses:				
Commissions and other employee compensation	$ (9,024)	(4)%	$ (9,592)	(4)%
Occupancy, equipment and computer service costs	(220)	(1)%	1,283	4 %
Communications	(384)	(3)%	122	1 %
Floor brokerage and clearing organization charges	526	13 %	463	13 %
Advertising and promotional	(1,262)	(31)%	(515)	(11)%
Provision for loan loss	5,849	13 %	31,795	239 %
Other	8,510	21 %	4,775	13 %
	3,995	1 %	28,331	8 %
Pretax income	$ (28,902)	(635)%	$ (42,981)	(112)%

Fiscal 2011 versus 2010

Net revenues decreased $24.9 million from fiscal 2010 to fiscal 2011. The largest components of the decrease were a $14.8 million decrease in commissions, a $2.7 million decrease in net gains on principal transactions and a $9.7 million decrease in net interest. The decrease in commissions and net gains on principal transactions was due primarily to reduced commissions and trading profits in the taxable fixed income business, as a result of tighter spreads and reduced volatility. The decrease in net interest revenue was primarily due to a decrease in the average balance of loans held for investment at the Bank as compared to the same period in the prior fiscal year. These revenue declines were partially offset by a $3.9 million increase in investment banking and advisory fees due to an increase in unit investment trust underwritings in the taxable fixed income business as well as an increase in fees generated from advisory services in our corporate finance business unit.

Operating expenses increased $4.0 million for fiscal 2011 as compared to fiscal 2010. The largest increases were the $5.8 million increase in the provision for loan loss and the $8.5 million increase in other expense. The increase in the Bank's loan loss provision is discussed in "Overview-Business Environment-Impact of Economic Environment-Bank." The increase in other expenses was due to an $8.7 million increase in the Bank's REO write-downs, a $2.4 million increase in professional services and fees at the Bank and an increase in legal expenses of $3.2 million. In addition, in fiscal 2010, there was a one time $875,000 reversal of an accrual from the purchase of M.L. Stern & Co., LLC. These increases in other expenses were offset by the $6.3 million loss incurred in the first quarter of fiscal 2010 on a correspondent's short sale of securities.

These increases in other expenses and the provision for loan loss were partially offset by a $9.0 million decrease in commission and other employee compensation and a $1.3 million decrease in advertising and promotional expenses. Commissions and other employee compensation expense declined primarily due to a decrease in variable compensation and a $2.4 million decrease in salaries and deferred compensation expenses related to our restricted stock plan offset by a $1.5 million increase in health insurance expense.

Fiscal 2010 versus 2009

Net revenues decreased $14.7 million from fiscal 2009 to fiscal 2010. The largest components of the decrease were, a $21.5 million decrease in commissions and a $7.0 million decrease in net interest. The decrease in commissions was due to lower commissions in the institutional segment, primarily in the taxable fixed income business, as a result of tighter spreads and reduced market volatility. The decrease in net interest was due to a 64 basis point decrease in the spread in the institutional segment's securities lending business. Additionally, net interest declined due to reduced investment in tax-exempt municipal auction rate bonds in our municipal business. These decreases were partially offset by a $6.5 million increase in net gains on principal transactions and an $8.9 million increase in other revenue. The increase in net gains on principal transactions was primarily from an increase in the number of financings in the institutional segment and an increase in the retail municipal sales trading volume in our municipal business segment in fiscal year 2010 as compared to fiscal year 2009. The increase in other revenue was due primarily to (i) a $2.7 million increase in the sale of insurance products; (ii) a $3.5 million increase in the value of our deferred compensation plan assets and (iii) a gain of $1.3 million related to a limited partnership venture capital fund, as compared to a loss of $2.7 million in the prior fiscal year.

Operating expenses increased $28.3 million for fiscal 2010 as compared to fiscal 2009 due to a $31.8 million increase in the provision for loan loss and a $4.8 million increase in other expense. The increase in the Bank's loan loss provision is discussed in "Overview-Business Environment-Impact of Economic Environment-Bank." The increase in other expenses was due to (i) a $6.3 million loss incurred in the clearing segment in the first quarter of fiscal 2010 from a correspondent's short sale of securities; (ii) an increase in the Bank's write-downs on REO of $4.4 million; (iii) a $2.5 million increase in loan collections and other real estate expense; and (iv) a $734,000 increase in the DIF assessment. Additionally, in last fiscal year's comparable period, other expenses included a $5.4 million write-off related to the Lehman stock loan deficit and a $5.0 million impairment loss for our investments in NYX and USHS common stock. These increases in other expenses and the provision for loan loss were partially offset by a decrease in commission and other employee compensation of $9.6 million driven by a decrease in commission and incentive compensation in our institutional segment as a result of lower revenues. The decrease in commission and other employee compensation in our institutional segment was offset by an increase in salaries to our corporate support and information technology employees and deferred compensation expense related to our Restricted Stock Plan resulting from acceleration in the vesting of restricted stock for retired directors and individuals no longer employed by us.

Net Interest Income

We generate net interest income from our brokerage segments and our banking segment. Net interest income from the brokerage segments is dependent upon the level of customer and stock loan balances as well as the spread between the rates we earn on those assets compared with the cost of funds. Net interest is the primary source of income for the Bank and represents the amount by which interest and fees generated by earning assets exceed the cost of funds. The Bank's cost of funds consists primarily of interest paid to the Bank's depositors on interest-bearing accounts and long-term borrowings with the FHLB. Net interest income from our brokerage and banking segments were as follows for the fiscal years 2011, 2010 and 2009 (in thousands):

	2011	2010	2009
Brokerage	$ 25,965	$ 24,769	$ 42,631
Bank [1]	65,147	76,038	65,186
Net interest	$ 91,112	$ 100,807	$ 107,817

(1) The net interest reported for the Bank is for the periods ended June 30, 2011, 2010 and 2009.

Average balances of interest earning assets and interest-bearing liabilities in our brokerage operations were as follows for the fiscal years ended June 24, 2011, June 25, 2010 and June 26, 2009 (in thousands):

	2011	2010	2009
Average interest-earning assets:			
Customer margin balances	$ 215,672	$ 172,690	$ 176,321
Assets segregated for regulatory purposes	254,025	342,431	304,894
Stock borrowed	2,061,000	1,859,000	2,061,000
Average interest-bearing liabilities:			
Customer funds on deposit, including short credits	350,955	378,846	409,749
Stock loaned	2,036,000	1,804,000	2,021,000

Net interest revenue generated by each segment is reviewed in detail in the segment analysis below.

Income Tax Expense

For fiscal 2011, income tax benefit (effective rate of 30.6%) differed from the amount that would have otherwise been calculated by applying the federal corporate tax rate (35.0%) to loss before income taxes due to state income taxes and other permanently excluded items, such as tax exempt interest, meals and entertainment, compensation and increases in the value of company-owned life insurance ("COLI").

Certain deferred tax assets are derived from capital losses. To use the deferred tax assets, we must have sufficient capital gain income within the carry-back and carry-forward period available under the tax law. Our deferred tax assets as of June 24, 2011 included $844,000 which reflected the benefit of capital losses associated with our investments in certain partnership assets. In the first quarter of fiscal 2011, we established a valuation allowance in the amount of $844,000. We did not believe it was more likely than not that sufficient capital gain income would be generated to offset these capital losses during the applicable carry-back and carry-forward period. See also **Note 17** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 24, 2011, June 25, 2010 and June 26, 2009 included under Item 8. "Financial Statements and Supplementary Data."

For fiscal 2010, income tax benefit (effective rate of 36.4% for the fiscal year ended June 25, 2010) differed from the amount that would otherwise have been calculated by applying the federal corporate tax rate (35%) to loss before income taxes due to state income taxes and other permanently excluded items, such as tax exempt interest, meals and entertainment and increases in the value of COLI.

For fiscal 2009, income tax expense (effective rate of 38.5% for the year ended June 26, 2009) differed from the amount that would otherwise have been calculated by applying the federal corporate tax rate (35%) to income before income taxes. The effective rate was higher than the statutory rate because of state income taxes, the increase in net liability for uncertain tax positions and other permanently excluded items, such as meals and entertainment and expense from COLI.

Segment Information

The following is a summary of net revenues and pre-tax income (loss) by segment for fiscal 2011, 2010 and 2009 (dollars in thousands):

	June 24, 2011	% Change	June 25, 2010	% Change	June 26, 2009
Net revenues:					
Clearing	$ 21,190	1%	$ 21,041	(21)%	$ 26,565
Retail	109,657	(1)	110,578	3	107,518
Institutional	145,695	(8)	157,977	(16)	187,970
Banking [1]	64,309	(16)	76,409	15	66,710
Other	1,213	26	966	114	(7,142)
Total	$ 342,064	(7)%	$ 366,971	(4)%	$ 381,621
Pre-tax income (loss):					
Clearing	$ 501	109%	$ (5,305)	(201)%	$ 5,233
Retail	1,356	519	219	109	(2,425)
Institutional	46,251	(13)	53,222	(24)	69,714
Banking [1]	(46,330)	(160)	(17,826)	(258)	11,281
Other	(35,232)	(1)	(34,862)	23	(45,374)
Total	$ (33,454)	(635)%	$ (4,552)	(112)%	$ 38,429

(1) The net revenues and pre-tax income reported for the banking segment is for the periods ended June 30, 2011, 2010 and 2009.

Clearing. The following is a summary of the results for the clearing segment for fiscal 2011, 2010 and 2009 (dollars in thousands):

	June 24, 2011	% Change	June 25, 2010	% Change	June 26, 2009
Net revenue from clearing	$ 10,706	1%	$ 10,582	(8)%	$ 11,534
Net interest	6,475	12	5,767	3	5,603
Other	4,009	(15)	4,692	(50)	9,428
Net revenues	21,190	1	21,041	(21)	26,565
Operating expenses	20,689	(21)	26,346	24	21,332
Pre-tax income (loss)	$ 501	109%	$ (5,305)	(201)%	$ 5,233
Daily average customer margin balance	$ 112,000	13%	$ 99,000	(1)%	$ 100,000
Daily average customer funds on deposit	$ 198,000	(15)%	$ 232,000	(15)%	$ 273,000

Total correspondent clearing customer assets under custody were $14.4 billion, $13.0 billion and $11.3 billion at June 24, 2011, June 25, 2010 and June 26, 2009, respectively.

The following table reflects the number of client transactions processed for each of the last three fiscal years and the number of correspondents at the end of each fiscal year:

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Tickets for high-volume trading firms	1,596,347	1,404,848	8,469,552
Tickets for general securities broker/dealers	863,859	937,925	895,329
Total tickets	2,460,206	2,342,773	9,364,881
Correspondents	161	174	184

Fiscal 2011 versus 2010

The clearing segment posted a 1% increase in net revenues and a 109% increase in pre-tax income for fiscal 2011 as compared to fiscal 2010.

In fiscal 2011, tickets processed for high-volume trading firms increased 14% while tickets processed for general securities broker/dealers decreased by 8% due to a loss of two general securities correspondents in the third quarter of fiscal 2011 as well as an overall decline in volume. In addition, revenue per ticket decreased approximately 4% from $4.52 for fiscal 2010 to $4.35 for fiscal 2011 due to a change in the mix of trades from general securities trades to day trading trades. The fees charged to the day trading firms are discounted substantially from the fees charged to general securities broker/dealers.

Other revenue decreased 15% for fiscal 2011 as compared to fiscal 2010. The decrease was due to a decrease in net revenue earned on correspondent customer balances. This decrease was partially offset by a 3% increase in administrative fee income earned by the clearing segment from money market providers on higher revenue sharing with various money market funds.

Operating expenses for fiscal 2011 decreased $5.7 million, or 21%, from fiscal 2010 due primarily to a $6.1 million decrease in other expenses, which included a $6.3 million loss incurred on a correspondent's short sale of securities in the first quarter of fiscal 2010 as well as a decrease in legal expenses of $1.0 million. This decrease was partially offset by a $882,000 increase in operations and information technology expenses and a $320,000 increase in professional services and licenses and fees from fiscal 2010 to fiscal 2011.

Fiscal 2010 versus 2009

The clearing segment posted a 21% decrease in net revenues and a 201% decrease in pre-tax income for fiscal 2010 as compared to fiscal 2009.

In fiscal 2010, tickets processed decreased substantially from fiscal year 2009, while clearing fee revenue decreased only 8%. The primary driver of this change was decreased volume from day trading customers. Revenue per ticket was $4.52 for fiscal 2010 up from $1.23 for fiscal 2009 due to a change in the mix of customers from day trading firms to general securities broker/dealers. The fees charged to the day trading firms are discounted substantially from the fees charged to general securities broker/dealers.

Net interest revenue in the clearing segment increased $164,000, or 3%, in fiscal 2010 as compared to fiscal 2009. Net interest revenue increased due to an increase in the spread we earn on customer deposits.

Other revenue, which is primarily composed of fees from money market funds, decreased $4.7 million for fiscal 2010 as compared to fiscal 2009. This decrease was primarily due to a 70% decrease in administrative fee income from money market fund providers. This fee income decreased due to a reduction in short-term interest rates, which resulted in reduced revenue sharing with various money market funds.

Operating expenses for fiscal 2010 increased $5.0 million from fiscal 2009 due to a $6.5 million increase in other expenses. This increase was primarily due to a $6.3 million loss incurred on a correspondent's short sale of securities in fiscal 2010 as well as increased legal expenses of $1.4 million. This increase was partially offset by a $1.0 million decrease in information technology and operating expenses and a $1.1 million decrease in commissions and other employee compensation. This decrease in commissions and other employee compensation was due to a decrease in salary expense of $178,000, as well as a $907,000 decrease in incentive compensation, primarily related to reduced headcount.

Retail. The following is a summary of the results for the retail segment for fiscal 2011, 2010 and 2009 (dollars in thousands):

	June 24, 2011	% Change	June 25, 2010	% Change	June 26, 2009
Net revenues:					
Private Client Group ("PCG")					
Commissions	$ 52,261	(11)%	$ 58,436	2%	$ 57,060
Advisory fees	5,331	1	5,291	(22)	6,756
Insurance products	4,124	(17)	4,961	21	4,107
Other	71	(80)	361	178	(462)
Net interest revenue	2,448	11	2,197	27	1,732
	64,235	(10)	71,246	3	69,193
Independent registered representatives (SWS Financial)					
Commissions	28,716	13	25,343	14	22,311
Advisory fees	3,011	23	2,444	(24)	3,212
Insurance products	7,550	25	6,034	37	4,403
Other	958	8	884	25	710
Net interest revenue	983	27	776	(3)	796
	41,218	16	35,481	13	31,432
Other					
Commissions	396	74	228	23	185
Advisory fees	2,412	7	2,253	(59)	5,519
Insurance products	1,240	8	1,147	22	940
Other	156	(31)	226	1	223
Net interest revenue	—	(100)	(3)	(111)	26
	4,204	9	3,851	(44)	6,893
Total	109,657	(1)	110,578	3	107,518
Operating expenses	108,301	(2)	110,359	—	109,943
Pre-tax income (loss)	$ 1,356	519%	$ 219	109%	$ (2,425)
Daily average customer margin balances	$ 81,000	31%	$ 62,000	(2)%	$ 63,000
Daily average customer funds on deposit	$ 94,000	(27)%	$ 129,000	5%	$ 123,000
PCG representatives	166	(18)%	202	(12)%	230
SWS Financial representatives	297	(3)%	307	1%	305

Fiscal 2011 versus 2010

Net revenues in the retail segment decreased 1% in fiscal 2011 as compared to fiscal 2010 due primarily to a $7.0 million decrease in net revenues from our PCG business. This decline was due to closing one PCG office during December 2010 and an 18% decrease in the number of PCG representatives. The closed PCG office had five representatives. The decline in net revenues from PCG was partially offset by a $5.7 million increase in net revenues in our independent registered representative business.

Total customer assets were $12.9 billion at June 24, 2011 and $12.6 billion at June 25, 2010. Assets under management were $688.5 million at June 24, 2011 versus $517.0 million at June 25, 2010.

Operating expenses decreased 2% from fiscal 2010 to fiscal 2011. This decrease was primarily due to a 1% decrease in commission and other employee compensation expense, the primary component of operating expense in the retail segment.

Fiscal 2010 versus 2009

Net revenues in the retail segment increased 3% in fiscal 2010 as compared to fiscal 2009 driven by (i) a $4.5 million increase in commission revenue, (ii) a $2.7 million increase in insurance product sales and (iii) the elimination of M.L. Stern & Co., LLC's deferred compensation plan which produced a loss of $843,000 in the fiscal 2010 period. The insurance product sales increases in fiscal 2010 were due to an increase in volume in both our PCG and SWS Financial businesses. These increases were partially offset by a decrease in advisory fees of $5.5 million. The primary reason for the decrease in advisory fees was due to (i) closing Tower Asset Management, LLC on June 30, 2009, which reduced fees by $3.7 million and (ii) a reduction in money market fee revenue of $3.3 million offset by increased managed and advisory fee income of $1.1 million due to an increase in assets under management from June 26, 2009 to June 25, 2010. Total customer assets were $12.6 billion at June 25, 2010 and $11.5 billion at June 26, 2009. Assets under management were $517.0 million at June 25, 2010 versus $419.0 million at June 26, 2009, excluding Tower Asset Management, LLC.

Net interest revenue in the retail segment increased 16% in fiscal 2010 as compared to fiscal 2009. Net interest revenue increased due to an increase in the spread we earn on customer deposits.

Operating expenses increased less than 1% from fiscal 2009 to fiscal 2010. This increase was primarily due to a 2% increase in commission and other employee compensation, which was the primary component of operating expenses in the retail segment, as well as a $1.0 million increase in information and technology expenses. These increases were offset by a $920,000 decrease in communication expense and a $936,000 decrease in occupancy, equipment and computer service costs. These decreases were primarily due to the reorganization of the old M.L. Stern & Co., LLC offices.

Institutional. The following is a summary of the results for the institutional segment for fiscal 2011, 2010 and 2009 (dollars in thousands):

	June 24, 2011	% Change	June 25, 2010	% Change	June 26, 2009
Net revenues:					
Commissions					
Taxable fixed income	$ 33,385	(25)%	$ 44,751	(37)%	$ 71,545
Municipal distribution	15,388	1	15,187	(2)	15,517
Portfolio trading	12,328	(8)	13,338	9	12,247
Other	20	18	17	55	11
	61,121	(17)	73,293	(26)	99,320
Investment banking fees	29,147	12	26,008	42	18,269
Net gains on principal transactions	38,721	(7)	41,638	20	34,822
Other	713	(30)	1,013	(6)	1,077
Net interest revenue					
Stock loan	11,318	(18)	13,829	(54)	30,064
Other	4,675	113	2,196	(50)	4,418
Total	145,695	(8)	157,977	(16)	187,970
Operating expenses	99,444	(5)	104,755	(11)	118,256
Pre-tax income	$ 46,251	(13)%	$ 53,222	(24)%	$ 69,714
Taxable fixed income representatives	33	3%	32	3%	31
Municipal distribution representatives	24	— %	24	9%	22

Average balances of interest-earning assets and interest-bearing liabilities for the institutional segment as of June 24, 2011, June 25, 2010 and June 26, 2009 were as follows (in thousands):

	2011	2010	2009
Average interest-earning assets:			
Stock borrowed	$ 2,061,000	$ 1,859,000	$ 2,061,000
Average interest-bearing liabilities:			
Stock loaned	2,036,000	1,804,000	2,021,000

The following table sets forth the number and aggregate dollar amount of new municipal bond underwritings conducted by Southwest Securities, as reported to the Municipal Securities Rulemaking Board for the last three fiscal years:

Fiscal Year	Number of Issues	Aggregate Amount of Offerings
2011	569	$ 46,865,535,000
2010	635	$ 65,012,257,000
2009	530	$ 45,238,055,000

Fiscal 2011 versus 2010

Net revenues from the institutional segment decreased 8% while pre-tax income was down 13% from fiscal 2010 to fiscal 2011. Tighter spreads and reduced volatility, primarily in taxable fixed income, led to a $12.2 million decline in commission revenue.

Investment banking fees were up 12% from fiscal 2010 to fiscal 2011. Taxable fixed income represented $2.1 million of this increase and corporate finance contributed $2.0 million. The increase in taxable fixed income in fiscal 2011 was due to increased unit investment trust underwriting activity while corporate finance closed a larger number of transactions in fiscal 2011 compared to fiscal 2010. These increases in taxable fixed income and corporate finance were partially offset by a $957,000 decrease in municipal finance fees due to a decline in new issuances in the last half of fiscal 2011.

Net gains on principal transactions were down 7% in fiscal 2011 as compared to fiscal 2010. Taxable fixed income trading gains decreased $3.6 million, which was partially offset by an increase in municipal finance trading gains of $1.3 million.

In fiscal 2011, net interest revenue in the institutional segment was down less than 1%, however, net interest revenue from stock loan was down 18%. This decrease was due to a 15 basis point decline in the average stock lending spread. This decrease was partially offset by an increase in interest earned in our taxable and tax exempt inventories of $3.1 million.

Operating expenses were down 5% for fiscal 2011 as compared to the same period last fiscal year, primarily due to decreases in commissions and other employee compensation on lower net revenue.

Fiscal 2010 versus 2009

Net revenues from the institutional segment decreased 16% while pre-tax income was down 24% from fiscal 2009 to fiscal 2010. Commissions in the institutional segment were down 26% from fiscal 2009 to fiscal 2010. Volumes in the taxable fixed income area remained at record levels in the first quarter of fiscal 2010; however, tighter spreads and reduced volatility in the last nine months of fiscal 2010 led to decreased commissions in fiscal 2010 in the taxable fixed income area as compared with the prior fiscal year. The decrease in commissions was partially offset by a $7.7 million increase in investment banking fees. The increase in investment banking fees was due to increased unit investment trust underwriting activity in the taxable fixed income business, increased fees generated from competitive underwritings in the municipal bond business as well as increased fees generated from advisory services in the corporate finance business.

Net gains on principal transactions increased 20% in fiscal 2010 as compared to fiscal 2009 due to an increase in the number of financings by the municipal bond business unit of approximately 100 issues and an increase in retail municipal sales trading volume. The municipal bond business unit contributed $8.5 million to this increase. The increase by the municipal bond business unit was offset by a $1.6 million decrease in the taxable fixed income unit due to tighter spreads.

Net interest revenue decreased 54% in fiscal 2010 from fiscal 2009. The institutional segment's net interest is primarily generated from the company's securities lending activity. This decrease was due to a 64 basis point decrease in the spread earned on securities lending caused by low interest rates. The disruption in the markets and changes in our internal risk limits caused average balances in our stock loan business to fall to $1.8 billion at June 25, 2010 from $2.0 billion at June 26, 2009. Net interest revenue also decreased in the municipal business unit due to reduced investments in tax-exempt municipal auction rate bonds.

Operating expenses decreased 11% from fiscal 2009 to fiscal 2010, primarily due to the $5.4 million write-off for the Lehman counterparty exposure in fiscal 2009, as well as a decrease in employee compensation expense in fiscal 2010 as compared to fiscal 2009. The decrease in compensation expense was due primarily to an $8.7 million decrease in commission expense and a $5.6 million decrease in incentive compensation off set by a $1.8 million increase in salaries. The decrease in commission and incentive compensation was due to reduced revenue and profitability in our fixed income and securities lending businesses. The increase in salary expense was due to hiring additional registered representatives in our municipal fixed income business. The decreases in our operating expenses were partially offset by a $1.1 million increase in communication expense, primarily due to an increase in quotations and an $836,000 increase in occupancy expense due to new office locations, insurance and software licenses.

Banking. The following is a summary of the results for the banking segment for fiscal 2011, 2010 and 2009 (dollars in thousands):

	June 30, 2011	% Change	June 30, 2010	% Change	June 30, 2009
Net revenues:					
Net interest revenue	$ 65,147	(14)%	$ 76,038	17%	$ 65,186
Other	(838)	(326)	371	(76)	1,524
Total net revenues	64,309	(16)	76,409	15	66,710
Operating expenses	110,639	17	94,235	70	55,429
Pre-Tax income (loss)	$ (46,330)	(160)%	$ (17,826)	(258)%	$ 11,281

Fiscal 2011 versus 2010

For fiscal 2011 as compared to fiscal 2010, the Bank's net revenues decreased 16%. The Bank posted a pre-tax loss of $46.3 million for fiscal 2011, up from a $17.8 million pre-tax loss reported in fiscal 2010. The decrease in net interest revenue at the Bank was due primarily to a decrease in the net yield on earning assets from 4.8% at June 30, 2010 to 4.3% at June 30, 2011, as well as a decline in the average outstanding balance of loans of 13%. Other revenue for the Bank decreased more than 100% for fiscal 2011 as compared to the same period last fiscal year. This decrease was primarily due to a $688,000 increase in net losses on the sale of REO property, a $1.4 million increase on the loss on loans held for sale and a $471,000 decrease in gains on the sale of SBA loans. These decreases were partially offset by a $1.2 million gain on the sale/redemption of securities.

The Bank's operating expenses were up 17% for fiscal 2011 over the same period last fiscal year. This increase was due primarily to a $5.8 million increase in the Bank's loan loss provision, an $8.7 million increase in the Bank's REO write-downs, a $1.3 million increase in outside loan and real-estate related services and fees, a $1.1 million increase in legal fees and a $1.2 million increase in fee assessments from regulatory agencies. The increase in the Bank's loan loss provision was due to continued deterioration in the real-estate market and the Bank's commercial real estate loan portfolio as well as the continuing uncertainty in the U.S. economy, in particular the Texas economy. The allowance computation is discussed in detail in "-Financial Condition-Loans and Allowance for Probable Loan Loss" below.

Fiscal 2010 versus 2009

The Bank's net revenue increased 15% while pre-tax income decreased 258% from fiscal 2009 to fiscal 2010.

Net interest revenue generated by the Bank accounted for approximately 20.7% of consolidated net revenue for fiscal 2010. The increase in net interest revenue in fiscal 2010 over fiscal 2009 was due primarily to an 8% increase in loan volume from fiscal 2009 to fiscal 2010 as well as a 10 basis point increase in the net yield from fiscal 2009 to fiscal 2010.

The Bank's operating expenses were up 70% from fiscal 2009 to fiscal 2010. This increase was due primarily to a $31.8 million increase in the Bank's provision for loan loss and a $7.0 million increase in other expense consisting of the following: (i) a $ 4.4 million increase in the Bank's write-downs on REO; (ii) a $2.5 million increase in loan collections, loan related legal fees as well as other real estate expenses; and (iii) a $734,000 increase in the DIF assessment. These increases were partially offset by a $686,000 decrease in expenses related to overdraft charge-offs and write-downs of loans held for sale.

Net Interest Income

The following table sets forth an analysis of the Bank's net interest income by each major category of interest-earning assets and interest-bearing liabilities for fiscal 2011, 2010 and 2009 (dollars in thousands):

	2011			2010			2009		
	Average Balance	Interest Income/ Expense (*)	Yield/ Rate	Average Balance	Interest Income/ Expense (*)	Yield/ Rate	Average Balance	Interest Income/ Expense (*)	Yield/ Rate
Assets:									
Interest-earning assets:									
Loans:									
1-4 family	$ 317,409	$ 19,986	6.3%	$ 396,580	$ 26,687	6.7%	$ 378,881	$ 27,571	7.3%
Residential construction	55,059	3,206	5.8	113,696	5,920	5.2	168,051	8,762	5.2
Commercial real estate	580,437	31,389	5.4	615,581	33,906	5.5	478,198	28,907	6.0
Commercial	197,984	10,708	5.4	164,945	9,742	5.9	119,684	7,758	6.5
Individual	4,047	276	6.8	4,590	324	7.1	4,755	355	7.5
Land	90,582	4,316	4.8	140,191	6,958	5.0	175,414	9,117	5.2
Money market	798	2	0.2	40,715	56	0.1	—	—	—
Federal funds sold	3,630	5	0.1	44,479	55	0.1	9,346	107	1.1
Interest bearing deposits in banks	3,803	1	—	9,964	2	—	22,412	232	1.0
Federal reserve funds	215,280	512	0.2	27,150	65	0.2	12,756	85	0.7
Investments – other	56,513	1,180	2.1	42,082	1,088	2.6	8,968	211	2.4
	$1,525,542	71,581	4.7%	$1,599,973	84,803	5.3%	$1,378,465	83,105	6.0%
Non interest-earning assets:									
Cash and due from banks	4,157			7,442			9,212		
Other assets	34,667			50,719			33,236		
	$1,564,366			$1,658,134			$1,420,913		
Liabilities and stockholder's equity:									
Interest-bearing liabilities:									
Certificates of deposit	$ 59,643	849	1.4%	$ 70,712	1,279	1.8%	$ 81,649	2,465	3.0%
Money market accounts	32,035	19	0.1	41,646	63	0.2	45,459	354	0.8
Interest-bearing demand accounts	48,882	50	0.1	90,728	160	0.2	75,167	687	0.9
Savings accounts	1,086,854	735	0.1	1,118,523	1,951	0.2	916,480	8,935	1.0
Federal Home Loan Bank advances	104,961	4,781	4.6	112,798	5,312	4.7	121,761	5,478	4.5
Federal funds purchased	16	—	0.4	7	—	0.4	87	—	0.3
Other financed borrowings	2,462	—	—	—	—	—	—	—	—
	1,334,853	6,434	0.5%	1,434,414	8,765	0.6%	1,240,603	17,919	1.4%
Non interest-bearing liabilities:									
Non interest-bearing demand accounts	75,534			64,543			53,195		
Other liabilities	1,916			6,379			6,264		
	1,412,303			1,505,336			1,300,062		
Stockholder's equity	152,063			152,798			120,851		
	$1,564,366			$1,658,134			$1,420,913		
Net interest income		$ 65,147			$ 76,038			$ 65,186	
Net yield on interest-earning assets			4.3%			4.8%			4.7%

(*) Loan fees included in interest income for fiscal 2011, 2010 and 2009 were $3,245, $4,985 and $6,802, respectively.

The following table sets forth a summary of the changes in the Bank's interest earned and interest paid resulting from changes in volume and rate (in thousands):

	2010 to 2011				2009 to 2010			
	Total	Attributed to			Total	Attributed to		
	Change	Volume	Rate	Mix	Change	Volume	Rate	Mix
Interest income:								
Loans:								
1-4 family	$ (6,701)	$ (5,328)	$ (1,716)	$ 343	$ (884)	$ 1,288	$ (2,075)	$ (97)
Residential construction	(2,714)	(3,053)	700	(361)	(2,842)	(2,834)	(12)	4
Commercial real estate	(2,517)	(1,936)	(616)	35	4,999	8,305	(2,568)	(738)
Commercial	966	1,951	(820)	(165)	1,984	2,934	(689)	(261)
Individual	(48)	(38)	(11)	1	(31)	(12)	(20)	1
Land	(2,642)	(2,462)	(279)	99	(2,159)	(1,831)	(411)	83
Money market	(54)	(55)	28	(27)	56	—	—	56
Federal funds sold	(50)	(50)	2	(2)	(52)	401	(95)	(358)
Interest-bearing deposits in banks	(1)	(1)	1	(1)	(230)	(129)	(227)	126
Federal reserve funds	447	453	(1)	(5)	(20)	96	(54)	(62)
Investments – other	92	103	(38)	27	877	285	(61)	653
	(13,222)	(10,416)	(2,750)	(56)	1,698	8,503	(6,212)	(593)
Interest expense:								
Certificates of deposit	(430)	(200)	(273)	43	(1,186)	(330)	(989)	133
Money market accounts	(44)	(15)	(38)	9	(291)	(30)	(285)	24
Interest-bearing demand accounts	(110)	(74)	(66)	30	(527)	142	(554)	(115)
Savings accounts	(1,216)	(55)	(1,195)	34	(6,984)	1,970	(7,336)	(1,618)
Federal Home Loan Bank advances	(531)	(441)	(98)	8	(166)	18	(308)	124
Federal funds purchased	—	—	—	—	—	—	—	—
Other financed borrowings	—	—	—	—	—	—	—	—
	(2,331)	(785)	(1,670)	124	(9,154)	1,770	(9,472)	(1,452)
Net interest income	$ (10,891)	$ (9,631)	$ (1,080)	$ (180)	$ 10,852	$ 6,733	$ 3,260	$ 859

Other.

Fiscal 2011 versus 2010

Overall other segment net revenues in fiscal 2011 were flat with net gains on principal transactions increasing $1.6 million and other revenues decreasing $1.3 million from the same period last fiscal year. The decrease in other revenues was substantially due to a $1.4 million decrease in the income earned on our limited partnership venture capital fund investment.

Pre-tax loss from the other segment was $35.2 million for fiscal 2011 as compared to $34.9 million for fiscal 2010. The change was primarily due to a $2.3 million increase in legal expenses and a $396,000 increase in communication expenses in fiscal 2011 as compared to fiscal 2010. In addition, in fiscal 2010, there was a one time $875,000 reversal of an accrual from the purchase of M.L. Stern & Co., LLC. These expenses were partially offset by decreases in commissions and employee compensation expense of $2.5 million, primarily due to a decrease in deferred compensation expenses related to our restricted stock plan, occupancy, equipment and computer service expenses of $640,000 and promotional expenses of $460,000.

Fiscal 2010 versus 2009

Pre-tax loss from the other category was $34.9 million in fiscal 2010 as compared to $45.4 million in fiscal 2009. The change was primarily due to a $6.6 million increase in other revenue and a $6.2 million decrease in other expenses offset by a $3.2 million increase in commissions and other employee compensation. The increase in other revenue was primarily due to a $2.7 million increase in the value of the investments in our deferred compensation plan and a $ 1.3 million gain in fiscal 2010 related to our investment in a venture capital fund as compared to a $2.7 million loss in fiscal 2009. The decrease in other expenses from fiscal 2009 to fiscal 2010 was due primarily to (i) the $5.0 million impairment loss recognized in fiscal 2009 related to our investments in NYX and USHS common stock and (ii) a $875,000 gain recognized in fiscal 2010 when the cost to cancel M.L. Stern & Co., LLC's back office system contract was less than the amount accrued. The increase in compensation expense was due to (i) a $2.9 million increase in the liability associated with our deferred compensation plan, partially offsetting the other revenue increase above; (ii) a $801,000 increase in salaries for our corporate support and information technology employees and (iii) a $517,000 increase in our deferred compensation expense related to our restricted stock plan, due primarily to accelerated vesting of restricted stock for retired directors and individuals no longer employed by us. The increase in salary expense in fiscal 2010 was partially offset by a decrease in incentive compensation in fiscal 2010.

FINANCIAL CONDITION

Investments

The book value of the Bank's investment portfolio at June 30, 2011, 2010 and 2009 was as follows (in thousands):

	2011	2010	2009
Government-sponsored enterprises	$ 39,131	$ 87,685	$ 7,059
States of the U.S. and political subdivisions	—	6,265	6,237
	$ 39,131	$ 93,950	$ 13,296

The Bank sold $75.5 million of securities in fiscal 2011. See also Note 4 in the Notes to the Consolidated Financial Statements for the fiscal years ended June 24, 2011, June 25, 2010 and June 26, 2009 included under Item 8. "Financial Statements and Supplementary Data."

Loans and Allowance for Probable Loan Losses

The Bank grants loans to customers primarily within Texas and New Mexico. In the ordinary course of business, the Bank also purchases mortgage loans that have been originated in various areas of the United States. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their loan terms is dependent upon the general economic conditions in Texas and New Mexico. Substantially all of the Bank's loans are collateralized with real estate.

The allowance for probable loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management periodically evaluates the adequacy of the allowance based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions. In determining the appropriate allowance at the balance sheet date, management evaluates the Bank's historical loss percentage, concentrations of risk in the portfolio, estimated changes in the value of underlying collateral as well as changes in the volume and growth in the portfolio.

The Bank's provision for loan loss computation uses historical loan losses by product type to assess losses in the Bank's loan portfolio. Product types include 1-4 family residential loans, 1-4 family residential construction loans, land and land development loans, commercial real estate loans, commercial loans and consumer loans. Due to accelerated deterioration of the Bank's loan portfolio, depressed appraised values for collateral, continued high unemployment rates in Texas and deteriorating banking industry loss statistics, the Bank's management reevaluated the following components in its allowance computation:

- in the third quarter of fiscal 2010, management reduced the historical loan loss look back period from three years to four quarters;
- in the first quarter of fiscal 2011, management separated the criticized and classified loans into a new category and applied a heavier loss ratio to this category of loans; and
- in the third quarter of fiscal 2011, a new component was added to the allowance computation based on internal loan review downgrade statistics and applied to loans that had not been reviewed either internally or externally.

The historical loss ratios are adjusted by an analysis of real estate market deterioration that is derived from industry data for the markets we serve, as well as information from our bank-specific losses related to real estate transactions. We also revise the historic loss ratios upward for concentrations of capital greater than 100% for the product types defined above. At June 30, 2011, our most significant concentration was in commercial real estate. Lastly, we adjust the loss ratios based on growth in the product types. Consideration of these factors resulted in an upward adjustment of our historical loss ratios over the past year. Our calculation also includes specific allocations arising from our loan impairment analysis.

Certain types of loans, such as option ARM products, junior lien mortgages, high loan-to-value ratio mortgages, single family interest only loans, sub-prime loans, and loans with initial "teaser" rates, can have a greater risk of non-collection than other loans. At June 30, 2011, the Bank had $5.6 million in junior lien mortgages. These loans represented less than 1% of total loans at June 30, 2011. At June 30, 2011, the Bank did not have any exposure to sub-prime loans or loans with initial teaser rates. At June 30, 2011, the Bank had $7.9 million of single family interest only loans.

At June 30, 2011, the Bank's loan portfolio included a total of $14.5 million in loans with high loan-to-value ratios. High loan-to-value ratios are defined by regulation.and range from 75%-90% depending on the type of loan. At June 30, 2011, approximately 28% of these loans were 1-4 single family or lot loans to home builders in North Texas. We addressed the additional risk in these loans in our allowance calculation primarily through our review of the real estate market deterioration adjustment to the historical loss ratio. Additionally, at June 30, 2011, the Bank had two loans with high loan-to-value ratios that were deemed impaired. The impairment analysis on these loans resulted in a partial charge-off of $332,000 on one loan and no impairment allocation or loss on the remaining loan. Regulatory guidelines suggest that high loan-to-value ratio loans should not exceed 100% of total capital. At June 30, 2011, the Bank's high loan-to-value ratio loans represented 10% of total capital.

We obtain appraisals on real estate loans at the time of origination from third party appraisers approved by the Bank's board of directors. We may obtain additional appraisals when the borrower's performance indicates it may default. After a loan default and foreclosure, we obtain new appraisals to determine the fair value of the foreclosed asset. We obtain updated appraisals on foreclosed properties on an annual basis until we sell the property.

Management reviews the loan loss computation methodology on a quarterly basis to determine if the factors used in the calculation are appropriate. Because our problem loans and losses are concentrated in real estate related loans, we pay particular attention to real estate market deterioration and the concentration of capital in our real estate related loans. Improvement or additional deterioration in the residential and commercial real estate market may have an impact on these factors in future quarters. To the extent we underestimate the impact of these risks, our allowance account could be materially understated.

Loans receivable at June 30, 2011, 2010, 2009, 2008 and 2007 are summarized as follows (in thousands):

	2011	2010	2009	2008	2007
Residential					
Mortgage loans held for sale	$ —	$ 424,055	$ 262,780	$ 359,945	$ 148,013
1-4 family first liens	211,451	143,755	118,868	74,327	48,130
1-4 family junior liens	5,587	9,040	10,131	11,469	5,831
	217,038	576,850	391,779	445,741	201,974
Construction					
Residential construction	33,296	80,463	143,234	189,379	226,587
Multifamily construction	—	7,595	21,264	3,406	—
Commercial construction	36,117	40,495	86,546	54,398	59,469
	69,413	128,553	251,044	247,183	286,056
Lot and land development					
Residential land	40,247	84,669	120,844	111,297	113,955
Commercial land	19,743	36,414	38,873	60,004	37,697
	59,990	121,083	159,717	171,301	151,652
Commercial real estate	407,697	514,930	428,602	290,626	184,540
Multifamily	60,813	75,408	50,340	31,641	5,081
Commercial loans	173,195	191,745	129,818	101,598	75,407
Consumer loans	3,055	4,692	4,813	4,549	4,837
Loans held for immediate sale:					
Commercial real estate	4,810	—	—	—	—
Commercial loans	326	—	—	—	—
1-4 family	105	—	—	—	—
	5,241	—	—	—	—
	996,442	1,613,261	1,416,113	1,292,639	909,547
Allowance for probable loan loss	(44,433)	(35,141)	(14,731)	(6,936)	(5,497)
	$ 952,009	$ 1,578,120	$ 1,401,382	$ 1,285,703	$ 904,050

The following table shows the scheduled maturities of certain loan categories at June 30, 2011, and segregates those loans with fixed interest rates from those with floating or adjustable rates (in thousands):

	1 year or less	1-5 years	Over 5 Years	Total
Commercial real estate and multi-family	$ 111,405	$ 242,924	$ 114,181	$ 468,510
Commercial loans	91,210	66,273	15,712	173,195
Construction loans	52,573	11,402	5,438	69,413
Total	$ 255,188	$ 320,599	$ 135,331	$ 711,118
Amount of loans based upon:				
Floating or adjustable interest rates	$ 236,159	$ 239,626	$ 93,449	$ 569,234
Fixed interest rates	19,029	80,973	41,882	141,884
Total	$ 255,188	$ 320,599	$ 135,331	$ 711,118

We maintain an internally classified loan list that helps us assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. Loans on this list are classified as substandard, doubtful or loss based on probability of repayment, collateral valuation and related collectability. This list is used to identify loans that are considered non-performing.

We classify loans as non-performing when they are 90 days or more past due as to principal or interest or when reasonable doubt exists as to timely collectability. The Bank uses a standardized review process to determine which non-performing loans should be placed on non-accrual status. At the time a loan is placed on non-accrual status, we reverse previously accrued and uncollected interest against interest income. We recognize interest income on non-accrual loans to the extent we receive cash payments for loans with respect to which ultimate full collection is likely. For loans where ultimate collection is not likely, we apply interest payments to the outstanding principal and we recognize income only if full payment is made.

Non-performing assets and classified loans as of June 30, 2011, 2010, 2009, 2008 and 2007 are as follows (dollars in thousands):

	2011	2010	2009	2008	2007
Loans accounted for on a non-accrual basis					
1-4 family	$ 3,377	$ 6,065	$ 3,582	$ 1,797	$ 1,064
Lot and land development	17,888	8,776	8,867	8,741	1,714
Multifamily	14,493	2,394	—	—	4,758
Residential construction	4,799	3,809	4,342	5,098	5,616
Commercial real estate	20,626	16,911	10,006	2,340	5,012
Commercial loans	3,166	462	3,283	674	942
Consumer loans	21	11	19	12	31
	64,370	38,428	30,099	18,662	19,137
Non-performing loans as a percentage of total loans	6.5%	2.4%	2.2%	1.5%	2.1%
Loans past due 90 days or more, not included above					
1-4 family	—	29	—	65	32
Residential construction	—	—	670	—	—
Commercial loans	—	—	—	268	—
Consumer loans	—	—	—	2	—
	—	29	670	335	32
REO					
1-4 family	686	5,862	463	82	52
Lot and land development	17,957	19,565	8,346	2,304	—
Residential construction	1,021	7,673	7,947	10,038	1,353
Commercial real estate	3,658	11,150	8,412	1,758	220
Commercial loans	135	612	133	37	806
Consumer loans	73	—	—	—	—
	23,530	44,862	25,301	14,219	2,431
Other repossessed assets ("ORA")	1,032	1,332	—	—	—
Performing troubled debt restructuring	540	9,009	—	—	—
Non-performing assets	$ 89,472	$ 93,660	$ 56,070	$ 33,216	$ 21,600
Non-performing assets as a percentage of total assets	6.6%	5.3%	3.6%	2.5%	2.0%
Current classified assets					
1-4 family	$ 14,963	$ 7,355	$ 2,879	$ 129	$ 22
Lot and land development	13,533	22,802	6,612	1,345	972
Multifamily	5,751	—	4,849	—	(9)
Residential construction	7,174	6,886	3,977	2,198	858
Commercial real estate	86,017	57,127	6,396	1,998	263
Commercial loans	11,570	3,926	159	3,020	741
Consumer loans	—	—	76	40	56
	139,008	98,096	24,948	8,730	2,903
Total classified assets					
1-4 family	19,076	19,311	6,924	2,073	1,170
Lot and land development	49,868	51,143	23,825	12,390	2,686
Multifamily	20,244	2,394	4,849	—	4,749
Residential construction	12,994	18,368	16,936	17,334	7,827
Commercial real estate	110,301	93,724	24,814	6,096	5,495
Commercial loans	15,903	6,805	3,575	3,999	2,489
Consumer loans	94	11	95	54	87
	$ 228,480	$ 191,756	$ 81,018	$ 41,946	$ 24,503

Approximately $2.2 million, $1.2 million and $1.3 million of gross interest income would have been recorded in fiscal 2011, 2010 and 2009, respectively, had the non-accrual loans been recorded in accordance with their original terms. Interest income recorded on the non-accrual loans, prior to being placed on non-accrual status, in fiscal 2011, 2010 and 2009 totaled approximately $1.2 million, $842,000 and $817,000, respectively.

In fiscal 2011, Bank management hired and allocated additional resources to manage the growth in REO and non-performing assets. Management has prepared an asset-by-asset plan for these asset categories to reduce these loans and properties expeditiously. Management's focus on the continued reduction of these asset classes may have a material impact on future results of operations.

Total classified assets to Bank capital plus allowance for loan loss was 120.5% at June 30, 2011. Classified assets increased $36.7 million from the fourth fiscal quarter of 2010 and 99% of total classified loans by collateral location are in Texas. Bank management is focused on expeditiously reducing the classified asset ratio through the disposal of these assets. Depending on the method used, the Bank may be required to record additional write-downs of these assets. While management is diligently working to dispose of these assets quickly, lack of demand for certain property types, length of sales cycle and manpower limitations will impact the time required to ultimately reduce the classified assets to a more acceptable level.

The following table presents an analysis of REO for the fiscal years ended June 30, 2011, 2010, 2009, 2008 and 2007 (in thousands):

	2011	2010	2009	2008	2007
Balance at beginning of period	$ 44,862	$ 25,301	$ 14,219	$ 2,431	$ 1,785
Foreclosures	44,251	55,649	27,839	21,206	3,145
Sales	(51,578)	(30,757)	(16,291)	(9,693)	(2,421)
Write-downs	(14,221)	(5,522)	(1,136)	(283)	(101)
Other	216	191	670	558	23
Balance at end of period	$ 23,530	$ 44,862	$ 25,301	$ 14,219	$ 2,431

The following table presents the Bank's classified assets as of June 30, 2011 by year of origination (in thousands):

Year Originated	Non-Performing Loans	REO	ORA	Troubled Debt Restructuring	Current Classified Assets	Total
Fiscal 2006 or prior	$ 7,970	$ 5,880	$ —	$ —	$ 20,676	$ 34,526
Fiscal 2007	4,023	4,785	920(#)	—	17,345	27,073
Fiscal 2008	35,377	9,266	—	490	25,978	71,111
Fiscal 2009	10,631	2,002	112	—	55,532	68,277
Fiscal 2010	4,819	1,597	—	—	17,614	24,030
Fiscal 2011	1,550	—	—	50	1,863	3,463
	$ 64,370	$ 23,530	$ 1,032	$ 540	$ 139,008	$ 228,480

(#) Amount is classified as "special mention" on the Bank's Thrift Financial Report ("TFR") filed with the OCC.

An analysis of the allowance for probable loan losses for the fiscal years ended June 30, 2011, 2010, 2009, 2008 and 2007 is as follows (dollars in thousands):

	2011	2010	2009	2008	2007
Balance at beginning of year	$ 35,141	$ 14,731	$ 6,936	$ 5,497	$ 5,047
Continuing operations:					
Charge-offs:					
Residential construction	2,000	3,788	635	1,134	—
Lot and land development	5,510	5,841	1,225	337	—
1-4 family	4,956	2,617	708	23	—
Commercial real estate	26,505	9,823	2,116	27	224
Multifamily	812	2,391	—	—	—
Commercial loans	2,562	1,796	965	619	131
Consumer loans	1	28	76	17	31
Total charge-offs	42,346	26,284	5,725	2,157	386
Recoveries:					
Residential construction	238	15	—	—	10
Lot and land development	194	1,398	155	—	8
1-4 family	133	122	1	—	—
Commercial real estate	35	8	—	4	11
Commercial loans	70	30	41	47	154
Consumer loans	1	3	—	—	2
Total recoveries	671	1,576	197	51	185
Net charge-offs	(41,675)	(24,708)	(5,528)	(2,106)	(201)
Additions charged to operations	50,967	45,118	13,323	3,545	651
	9,292	20,410	7,795	1,439	450
Balance at end of year	$ 44,433	$ 35,141	$ 14,731	$ 6,936	$ 5,497
Ratio of net charge-offs during the period to average loans outstanding during the period	3.36%	1.72%	0.42%	0.20%	0.02%

With the continued challenging economic environment and persistent high unemployment rate, the Bank frequently reviews and updates its processes and procedures for the extension of credit, allowance for loan loss computation and internal asset review and classification. Recent changes include more stringent underwriting guidelines for loan-to-value ratios, guarantor's financial condition, owner-occupied versus investor loans and speculative versus custom construction. The Bank currently requires more extensive documentation and data than it did in prior years in order to classify existing loans as performing loans. The Bank is also updating appraisals more frequently even on performing loans to serve as an early indicator of loan deterioration. These actions led to increases in non-performing assets and the loan loss allowance in fiscal 2010 and have continued to lead to increases in non-performing assets and the loan loss allowance during the current fiscal year. See further discussion regarding the calculation of our provision for loan loss in **Note 1(j)** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 24, 2011, June 25, 2010 and June 26, 2009 included under Item 8. "Financial Statements and Supplementary Data."

As a result of the current economic environment and the Order, the Bank significantly limited the growth of its loan portfolio in fiscal 2011 in order to allocate the time, resources and capital necessary to support the existing loan portfolio and to comply with the terms of the Order.

The allowance for probable loan losses by type of loans as of June 30, 2011, 2010, 2009, 2008 and 2007 is as follows (dollars in thousands):

	2011			2010			2009		
	Amount	Percent of loans to total loans	Percent of the allowance for loan loss	Amount	Percent of loans to total loans	Percent of the allowance for loan loss	Amount	Percent of loans to total loans	Percent of the allowance for loan loss
Residential construction	$ 531	7.0%	1.2%	$ 3,362	8.0%	9.6%	$ 1,184	17.7%	8.0%
Lot and land development	3,168	6.0	7.1	4,808	7.5	13.7	1,719	11.3	11.7
1-4 family	6,107	21.8	13.7	3,542	35.8	10.1	1,633	27.7	11.1
Commercial real estate	28,306	41.4	63.7	19,733	31.9	56.1	8,115	30.3	55.1
Multifamily	871	6.1	2.0	812	4.6	2.3	765	3.5	5.2
Commercial loans	5,417	17.4	12.2	2,853	11.9	8.1	1,269	9.2	8.6
Consumer loans	33	0.3	0.1	31	0.3	0.1	46	0.3	0.3
	$ 44,433	100.0%	100.0%	$ 35,141	100.0%	100.0%	$ 14,731	100.0%	100.0%

	2008			2007		
	Amount	Percent of loans to total loans	Percent of the allowance for loan loss	Amount	Percent of loans to total loans	Percent of the allowance for loan loss
Residential construction	$ 901	19.1%	13.0%	$ 1,131	31.4%	20.6%
Lot and land development	1,022	13.3	14.7	1,293	16.7	23.5
1-4 family	602	34.5	8.7	229	22.2	4.2
Commercial real estate	3,331	22.4	48.0	1,845	20.3	33.5
Multifamily	224	2.4	3.2	14	0.6	0.3
Commercial loans	814	7.9	11.8	958	8.3	17.4
Consumer loans	42	0.4	0.6	27	0.5	0.5
	$ 6,936	100.0%	100.0%	$ 5,497	100.0%	100.0%

At June 30, 2011, approximately 64% of the Bank's loan loss allowance was allocated to its commercial real estate loan portfolio while the Bank's commercial real estate loan portfolio represented approximately 41% of its total loan portfolio. Because commercial real estate loans tend to be individually larger than residential loans, deterioration in this portfolio leads to more volatility in our earnings.

The Bank's written loan policies address specific underwriting standards for commercial real estate loans. These policies include loan to value requirements, cash flow requirements, acceptable amortization periods and appraisal guidelines. In addition, specific covenants, unique to each relationship, may be used where deemed appropriate to further protect the lending relationship. Collateral in the commercial real estate portfolio varies from owner-occupied properties to investor properties. We periodically review the portfolio for concentrations by industry as well as geography. All commercial relationships are stress tested at the time of origination and major relationships are then stress tested on an annual basis.

Deposits

Average deposits and the average interest rate paid on the deposits for fiscal years 2011, 2010 and 2009 can be found in the discussion of the Bank's net interest income under the caption "-Results of Operations-Segment Information-Banking."

The Bank had $21.3 million and $34.2 million in certificates of deposit of $100,000 or greater at June 30, 2011 and 2010, respectively. The Bank is funded primarily by deposits from SWS's brokerage customers. These core deposits provide the Bank with a stable and low cost funding source. The Bank also utilizes long-term FHLB borrowings to match long-term fixed rate loan funding. At June 30, 2011, the Bank had $946.7 million in funds on deposit from customers of Southwest Securities, representing approximately 86% of the Bank's total deposits, and $94.7 million of FHLB borrowings. Core deposits have reduced the Bank's reliance on short-term borrowings from the FHLB and brokered certificates of deposit. The Bank does not use brokered deposits to provide liquidity; consequently, the Bank is in compliance with the Order's prohibition on the use of brokered deposits.

Short Term Borrowings and Advances from Federal Home Loan Bank

The following table represents short term borrowings and advances from the FHLB that were due within one year (generally two to seven days) during the 12-month periods ended June 30, 2011, 2010 and 2009 (dollars in thousands):

	2011		2010		2009	
	Amount	Interest Rate	Amount	Interest Rate	Amount	Interest Rate
At June 30	$ 8,465	5.15%	$ 33,714	1.55%	$ 5,579	4.95%
Average during year	9,968	4.13%	7,871	4.76%	15,989	1.96%
Maximum month-end balance during year	79,570	—	33,714	—	101,769	—

LIQUIDITY AND CAPITAL RESOURCES

Management believes that our current assets and available liquidity are adequate to meet our liquidity needs over the next twelve months. However, there is no assurance our forecast will prove to be accurate or that we will not be required to raise additional capital. As a result, from time to time, management evaluates various opportunities to supplement the company's sources of liquidity and capital. This evaluation led to the signing of the Funding Agreement with Hilltop and Oak Hill as discussed below.

Credit Agreement

On July 29, 2011, we entered into a Credit Agreement with Hilltop and Oak Hill pursuant to which we obtained a $100.0 million, five year, unsecured loan with an 8% interest rate from these investors. In addition, we issued warrants to each investor allowing such investor to purchase up to 8,695,652 shares of common stock at an exercise price of $5.75 per share (subject to anti-dilution adjustments), representing approximately 17% of the common stock of our company per warrant as of July 29, 2011. The Credit Agreement contains restrictions and covenants that we must adhere to as long as the unsecured loan is outstanding. See **Note 28** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 24, 2011, June 25, 2010 and June 26, 2009 included under Item 8. "Financial Statements and Supplementary Data."

Secondary Offering

On October 16, 2009, we filed a shelf registration statement with the SEC providing for the sale of $150.0 million of our securities. On December 9, 2009, we closed a public offering of 4,347,827 shares of common stock at a price of $11.50 per share. On December 16, 2009, the underwriters for the public offering exercised their option to purchase 652,174 additional shares of our common stock to cover over-allotments. We generated net proceeds, after deducting underwriting discounts and commissions, of approximately $54.4 million from these offerings.

Brokerage

A substantial portion of our assets are highly liquid in nature and consist mainly of cash or assets readily convertible into cash. Our equity capital, short-term bank borrowings, interest bearing and non-interest bearing client credit balances, correspondent deposits and other payables finance these assets. We maintain an allowance for doubtful accounts that represents amounts that are necessary in the judgment of management to adequately absorb losses from known and inherent risks in receivables from clients, clients of correspondents and correspondents. The highly liquid nature of our assets provides us with flexibility in financing and managing our anticipated operating needs. Management believes that the brokerage business' present liquidity position is adequate to meet its needs over the next twelve months.

Short-Term Borrowings. At June 24, 2011, we had short-term borrowing availability under broker loan lines, a $20.0 million unsecured line of credit, an irrevocable letter of credit agreement and a $45.0 million revolving committed credit facility each of which is described below.

Broker Loan Lines. At June 24, 2011, we had uncommitted broker loan lines of up to $300.0 million. We have not received notification from the banks indicating a change in the amount of our broker loan lines since June 2011. These lines of credit are used primarily to finance securities owned, securities held for correspondent broker/dealer accounts and receivables in customers' margin accounts. These lines may also be used to release pledged collateral against day loans. These credit arrangements are provided on an "as offered" basis, are not committed lines of credit and can be terminated at any time by the lender. Any outstanding balances under these credit arrangements are due on demand and bear interest at rates indexed to the federal funds rate. At June 24, 2011, the amount outstanding under these secured arrangements was $72.0 million, which was collateralized by securities held for firm accounts valued at $111.5 million. Our ability to borrow additional funds is limited by our eligible collateral. See additional discussion under Item 1A. "Risk Factors."

At June 24, 2011, we had $250,000 outstanding under unsecured letters of credit, pledged to support our open positions with securities clearing organizations. These letters of credit have a 1% commitment fee and are renewable semi-annually at our option.

Unsecured Line of Credit. We also have a $20.0 million unsecured line of credit that is due on demand and bears interest at rates indexed to the federal funds rate. This credit arrangement is provided on an "as offered" basis and is not a committed line of credit. The total amount of borrowings available under this line of credit is reduced by the amount outstanding under any unsecured letters of credit at the time of borrowing. At June 24, 2011, there were no amounts outstanding on this line other than the $250,000 under unsecured letters of credit referenced above. At June 24, 2011, we had $19.8 million available for borrowing under this line of credit.

Letter of Credit Agreement. At June 24, 2011, we have an irrevocable letter of credit agreement aggregating $65.0 million pledged to support our open options positions with an options clearing organization. The letter of credit bears interest at the brokers' call rate (0.5% at June 24, 2011), if drawn, and is renewable semi-annually. This letter of credit is fully collateralized by marketable securities held in client and non-client margin accounts with a value of $96.0 million at June 24, 2011.

Revolving Credit Facility. On January 28, 2011, Southwest Securities entered into an agreement with an unaffiliated bank for a $45.0 million committed revolving credit facility. The commitment fee is 37.5 basis points per annum and, when drawn, the interest rate is equal to the federal funds rate plus 75 basis points. The agreement requires Southwest Securities to maintain tangible net worth of at least $150.0 million. As of June 24, 2011, there was $38.0 million outstanding under the committed revolving credit facility. The $38.0 million of secured borrowings was collateralized by securities with a value of $61.8 million at June 24, 2011.

Net Capital Requirements. Our broker/dealer subsidiaries are subject to the requirements of the SEC relating to liquidity, capital standards and the use of client funds and securities. The amount of the broker/dealer subsidiaries' net assets that may be distributed to the parent of the broker/dealer is subject to restrictions under applicable net capital rules. Historically, we have operated in excess of the minimum net capital requirements. See Note 18 in the Notes to the Consolidated Financial Statements for the fiscal years ended June 24, 2011, June 25, 2010 and June 26, 2009 included under Item 8. "Financial Statements and Supplementary Data."

Banking

Liquidity is monitored daily to ensure the Bank's ability to meet deposit withdrawals, maintain reserve requirements and otherwise sustain operations. The Bank's liquidity is maintained in the form of readily marketable loans and investment securities, balances with the FHLB, federal funds sold to correspondent banks and vault cash. At June 30, 2011, the Bank had net borrowing capacity from the FHLB of $259.1 million. In addition, at June 30, 2011, the Bank had the ability to borrow up to $82.6 million in funds from the Federal Reserve Bank of Dallas.

In the second quarter of fiscal 2010, the Bank entered into a secured line of credit agreement with the Federal Reserve Bank of Dallas. This line of credit is secured by the Bank's commercial loan portfolio. This line is due on demand and bears interest at a rate 100 basis points over the federal funds target rate. This line is used to support short-term liquidity needs, and at June 30, 2011, there were no amounts outstanding.

The Bank's asset and liability management policy is intended to manage interest rate risk. The Bank accomplishes this through management of the periodic repricing of its interest-earning assets and its interest-bearing liabilities. Overall interest rate risk is monitored through reports showing both sensitivity ratios, a simulation model, and existing "GAP" data. (See the Bank's GAP analysis in "-Risk Management-Market Risk-Interest Rate Risk-Banking.") At June 30, 2011, $946.7 million of the Bank's deposits were from the brokerage customers of Southwest Securities. Current events in the securities markets could impact the amount of these funds available to the Bank.

Capital Requirements. The Bank is subject to various regulatory capital requirements administered by federal agencies. Quantitative measures, established by regulation to ensure capital adequacy, require maintaining minimum amounts and ratios of total and Tier I capital (as defined in 12 CFR 165 and 12 CFR 167) to risk-weighted assets (as defined) and of Tier I (core) capital (as defined) to adjusted assets (as defined). At June 30, 2011, the total risk-based capital ratio was 15.6%, which resulted in excess capital of $32.9 million over the Order's total risk-based capital requirement of $110.9 million and the Tier I (core) capital ratio was 9.9% or $25.2 million over the Order's Tier I (core) capital requirement of $107.0 million. At June 30, 2011, the Bank's Tier I risk-based capital ratio was 14.3%. Under federal law, the OCC may require the Bank to apply another measure of risk-weight or capital ratio that the OCC deems appropriate.

The Bank has historically met all the capital adequacy requirements and, as of June 30, 2011, the Bank met all capital requirements to which it was subject and satisfied the requirements to be defined as a "well-capitalized institution." However, on February 4, 2011, the Board of Directors of the Bank signed a Stipulation and Consent to Issuance of the Order. Accordingly, as a result of the issuance of the Order, effective February 4, 2011, the Bank is deemed to be "adequately capitalized" and no longer meets the definition of "well capitalized" under federal statutes and OCC regulations even though its capital ratios meet or exceed all applicable requirements under Federal law, OCC regulations and the Order. See **Note 27** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 24, 2011, June 25, 2010 and June 26, 2009 included under Item 8. "Financial Statements and Supplementary Data." Should the Bank not meet these requirements, certain mandatory and discretionary supervisory actions (as defined in 12 CFR 165.6) could be applicable.

SWS Group contributed $23.0 million of capital to the Bank during the first quarter of fiscal 2011. This contribution allowed the Bank to meet its capital requirements and improved the Bank's capital position.

Off-Balance Sheet Arrangements

We generally do not enter into off-balance sheet arrangements, as defined by the SEC. However, our broker/dealer subsidiaries enter into transactions in the normal course of business that expose us to off-balance sheet risk. See **Note 22** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 24, 2011, June 25, 2010 and June 26, 2009 included under Item 8. "Financial Statements and Supplementary Data."

Contractual Obligations and Contingent Payments

	Payment Due					
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years	Other [5]
Long-term debt [1]	$ 86,247	$ —	$ 14,987	$ 34,081	$ 37,179	$ —
Interest on long term debt [2]	28,474	4,178	6,179	3,982	14,135	—
Certificates of deposit	48,316	33,637	7,723	6,956	—	—
Uncertain tax positions	1,394	—	—	—	—	1,394
Other leases [3]	48,412	9,436	14,561	10,393	14,022	—
Investment commitments	2,300	2,300	—	—	—	—
Purchase obligations	18,048	12,046	5,879	123	—	—
Deferred compensation [4]	6,718	667	2,842	1,517	1,692	—
Scholarship endowment	560	—	—	—	—	560
Total	$ 240,469	$ 62,264	$ 52,171	$ 57,052	$ 67,028	$ 1,954

(1) Long-term debt is comprised of advances from the FHLB with maturities greater than one year.

(2) Amount of interest payable on the advances from the FHLB is based on rates ranging from 2.6% to 6.8%.

(3) Of the $48,412 in lease commitments, no amounts are reserved for impairment.

(4) We have commitments to our employees for deferred compensation in the amount of $6,718 that become payable in future fiscal years as defined by the plan and determined by participants who have formally requested payment of their plan balances. See **Note 19** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 24, 2011, June 25, 2010 and June 26, 2009 included under Item 8. "Financial Statements and Supplementary Data."

(5) Due date cannot be estimated. See **Note 1(p)** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 24, 2011, June 25, 2010 and June 26, 2009 included under Item 8. "Financial Statements and Supplementary Data."

Cash Flow

Net cash provided by operating activities totaled $490.0 million and $226.7 million in fiscal 2011 and fiscal 2009, respectively. In fiscal 2010, net cash used in operating activities totaled $259.5 million. The increase from fiscal 2010 to fiscal 2011 in net cash provided by operating activities was primarily due to the decrease in the Bank's investment in purchased mortgage loans held for sale.

In fiscal 2010, operating cash flow was primarily used to increase investments in (i) loans held for sale at the Bank, (ii) securities inventories in broker/dealer accounts and (iii) net receivables from clients.

Net cash provided by investing activities was $208.5 million in fiscal 2011, while net cash used in investing activities was $172.4 million and $253.4 million in fiscal 2010 and 2009, respectively. The primary reason for the increase in cash provided by investing activities was a $178.9 million decrease in the net amount invested in loans at the Bank. The primary reason for the use of cash in investing activities in fiscal 2010 was a $116.4 million increase in the net amount invested in loans at the Bank and an $83.4 million investment by the Bank in Government National Mortgage Association (GNMA's).

Net cash used in financing activities total $426.8 million for fiscal 2011 while cash provided by financing activities totaled $362.9 million and $83.3 million in fiscal 2010 and 2009, respectively. The primary reason for the decrease in cash provided by financing activities was a decrease in deposits at the Bank. The primary reasons for the increase in the cash provided by financing activities in fiscal 2010 as compared to fiscal 2009 was an increase in deposits at the Bank of $196.1 million and the receipt of funds from our common stock offering.

We expect that cash flows provided by operating activities and short-term borrowings will be the primary source of working capital for the next fiscal year.

Treasury Stock

Periodically, we repurchase our shares of common stock under a plan approved by our Board of Directors. In August 2010, the Board of Directors of SWS Group approved a plan authorizing us to purchase up to 500,000 shares of common stock from time to time in the open market for an 18-month period ending on February 28, 2012. During fiscal 2011, no shares of common stock were repurchased under this program. On August 24, 2011, the Board of Directors approved a plan authorizing us to repurchase up to 500,000 shares of our common stock from time to time in the open market for an 18-month period ending on February 28, 2013. This repurchase plan replaced the plan approved in August 2010.

On November 17, 2009, the stockholders of SWS Group voted to increase the authorized number of shares of common stock available for issuance under our deferred compensation plan from 375,000 shares to 675,000 shares. The trustee under our deferred compensation plan periodically purchases shares of our common stock in the open market in accordance with the terms of the plan. This stock is classified as treasury stock in our consolidated financial statements, but participates in future dividends declared by us. During fiscal year 2011, the plan purchased 68,000 shares of common stock at a cost of $439,000, or $6.45 per share and 21,923 shares were sold or distributed to participants pursuant to the plan. See Item 5. "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities."

As restricted stock grants vest, grantees may sell a portion of their vested shares to us to cover the tax liabilities arising from vesting. As a result, in fiscal 2011, we repurchased 22,753 shares of common stock with a market value of approximately $159,000, or an average of $7.00 per share, to cover tax liabilities.

Inflation

Our financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP requires us to measure financial position and operating results primarily in terms of historic dollars. Changes in the relative value of money due to inflation or recession are generally not considered under GAAP. Our assets are primarily monetary, consisting of cash, securities inventory, and receivables from customers and broker/dealers. These monetary assets are generally liquid and turn over rapidly and, consequently, are not significantly affected by inflation. The rate of inflation affects various expenses of the company, such as employee compensation and benefits, communications, and occupancy and equipment, which may not be readily recoverable in the price of our services. The rate of inflation can also have a significant impact on securities prices and on investment preferences by our customers, generally. In management's opinion, changes in interest rates affect the financial condition of a financial services firm to a greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not necessarily change at the same rate or in the same magnitude as the inflation rate. Interest rates are highly sensitive to many factors that are beyond our control, including changes in the expected rate of inflation, the influence of general and local economic conditions and the monetary and fiscal policies of the United States government, its agencies and various other governmental regulatory authorities among other things. See Item 1A, "Risks Specific to Our Industries."

RISK MANAGEMENT

During fiscal 2011, we initiated an enterprise risk management program and committee. Enterprise risk is viewed as the threat from an event, action of loss of opportunity that, if it occurs or has occurred, may adversely affect any, or any combination of, our company objectives, business strategies, business model, regulatory compliance, reputation and existence. The committee works with our various departments and committees to manage our enterprise risk management program.

We manage risk exposure through the involvement of various levels of management. We establish, maintain and regularly monitor maximum positions by industry and issuer in both trading and inventory accounts. Current and proposed underwriting, banking and other commitments are subject to due diligence reviews by senior management, as well as professionals in the appropriate business and support units involved. The Bank seeks to reduce the risk of significant adverse effects of market rate fluctuations by minimizing the difference between rate-sensitive assets and liabilities, referred to as "GAP," and maintaining an interest rate sensitivity position within a particular timeframe. Credit risk related to various financing activities is reduced by the industry practice of obtaining and maintaining collateral. We monitor our exposure to counterparty risk through the use of credit information, the monitoring of collateral values and the establishment of credit limits. We have established various risk management committees that are responsible for reviewing and managing risk related to interest rates, trading positions, margin and other credit risk and risks from capital market transactions.

Credit Risk

A description of the credit risk for our brokerage and banking segments is as follows:

Brokerage. Credit risk arises from the potential nonperformance by counterparties, customers or debt security issuers. We are exposed to credit risk as a trading counterparty and as a stock loan counterparty to dealers and customers, as a holder of securities and as a member of clearing organizations. We have established credit risk committees to review our credit exposure in various business units. These committees are composed of senior management of the company. Credit exposure is also associated with customer margin accounts, which are monitored daily. We monitor exposure to individual securities and perform sensitivity analysis on a regular basis in connection with our margin lending activities. We adjust our margin requirements if we believe our risk exposure is not appropriate based on market conditions.

Banking. Credit risk is the possibility that a borrower or counterparty will fail to meet its obligations in accordance with agreed terms and is inherent in all types of lending. The Bank has developed and continues to enhance its policies and procedures to provide a process for managing credit risk. These policies and procedures include underwriting guidelines, credit and collateral tracking and detailed loan approval procedures which include officer and director loan committees. The Bank also maintains a detailed loan review process to monitor the quality of the loan portfolio. The Bank grants loans to customers primarily within Texas and New Mexico. The Bank also purchases mortgage loans, which have been originated in other areas of the United States. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the general economic conditions in Texas and New Mexico. Policies and procedures, which are in place to manage credit risk, are designed to be responsive to changes in these economic conditions.

Operational Risk

Operational risk refers generally to risk of loss resulting from our operations, including but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in our operating systems, and inadequacies or breaches in our control processes. We operate in diverse markets and rely on the ability of our employees and systems to process large numbers of transactions. In order to mitigate and control operational risk, we have developed and continue to enhance specific policies and procedures that are designed to identify and manage operational risk at appropriate levels. We also use periodic self-assessments and internal audit examinations as further review of the effectiveness of our controls and procedures in mitigating our operational risk.

Legal Risk

Legal risk includes the risk of non-compliance with applicable legal and regulatory requirements. We are subject to extensive regulation in the different jurisdictions in which we conduct business. We have established procedures based on legal and regulatory requirements that are designed to reasonably ensure compliance with all applicable statutory and regulatory requirements. We also have established procedures that are designed to ensure that executive management's policies relating to conduct, ethics and business practices are followed. In connection with our business, we have various procedures addressing significant issues such as regulatory capital requirements, sales and trading practices, new products, use and safekeeping of customer funds and securities, granting credit, collection activities, money laundering, privacy and record keeping.

Market Risk

Market risk generally represents the risk of loss that may result from the potential change in value of a financial instrument as a result of fluctuations in interest rates, market prices, investor expectations and changes in credit ratings of the issuer. Our exposure to market risk is directly related to our role as a financial intermediary in customer-related transactions and to our proprietary trading activities and securities lending activities.

Interest Rate Risk. A description of the interest rate risk for our brokerage and banking segments are as follows:

Brokerage. Interest rate risk is a consequence of maintaining inventory positions and trading in interest rate sensitive financial instruments and maintaining a matched stock loan book. Our fixed income activities also expose us to the risk of loss related to changes in credit spreads. Credit spread risk arises from the potential that changes in an issuer's credit rating or credit perception could affect the value of financial instruments.

Banking. Our primary emphasis in interest rate risk management for the Bank is the matching of assets and liabilities of similar cash flow and re-pricing time frames. This matching of assets and liabilities reduces exposure to rate movements and aids in stabilizing positive interest spreads. We strive to structure our balance sheet as a natural hedge by matching floating rate assets with variable short term funding and by matching fixed rate liabilities with similar longer term fixed rate assets. The Bank has established percentage change limits in both interest margin and net portfolio value. To verify that the Bank is within the limits established for interest margin, the Bank prepares an analysis of net interest margin based on various shifts in interest rates. Prior to July 21, 2011, to verify that the Bank was within the limits established for net portfolio value, the Bank analyzed data prepared by the OTS for interest rate sensitivity of the Bank's net portfolio. On July 21, 2011, the Bank began using an internal model to verify the limits established for net portfolio value. These analyses are conducted on a quarterly basis for the Bank's Board of Directors.

The following table illustrates the estimated change in net interest margin based on shifts in interest rates ranging from positive 300 basis points to negative 100 basis points:

Hypothetical Change in Interest Rates	Projected Change in Net Interest Margin
+300	14.88%
+200	9.01%
+100	3.08%
0	0%
-50	-4.32%
-100	-8.58%

The following GAP Analysis table indicates the Bank's interest rate sensitivity position at June 30, 2011:

(in thousands)	Repricing Opportunities 0-6 months	7-12 months	1-3 years	3+ years
Earning assets:				
Loans-gross	$ 814,702	$ 25,072	$ 55,435	$ 101,233
Securities and FHLB stock	4,955	—	—	34,176
Interest-bearing deposits	286,947	—	—	—
Total earning assets	1,106,604	25,072	55,435	135,409
Interest-bearing liabilities:				
Transaction accounts and savings	989,024	—	—	—
Certificates of deposit	20,895	12,742	7,724	6,955
Borrowings	3,636	4,829	43,332	42,915
Total interest-bearing liabilities	1,013,555	17,571	51,056	49,870
GAP	$ 93,049	$ 7,501	$ 4,379	$ 85,539
Cumulative GAP	$ 93,049	$ 100,550	$ 104,929	$ 190,468

Market Price Risk. We are exposed to market price risk as a result of making markets and taking proprietary positions in securities. Market price risk results from changes in the level or volatility of prices, which affect the value of securities or instruments that derive their value from a particular stock or bond, a basket of stocks or bonds or an index.

The following table categorizes "Securities owned, at fair value" net of "Securities sold, not yet purchased, at fair value," which are in our securities owned and securities sold, not yet purchased, portfolios and "Securities available for sale" in our available-for-sale portfolio, which are subject to interest rate and market price risk at June 24, 2011 (dollars in thousands):

	Years to Maturity 1 or less	1 to 5	5 to 10	Over 10	Total
Trading securities, at fair value					
Municipal obligations	$ 50	$ 8,316	$ 14,935	$ 53,288	$ 76,589
Auction rate municipal bonds	—	—	—	21,676	21,676
U.S. government and government agency obligations	8,155	(8,731)	(9,300)	(13,717)	(23,593)
Corporate obligations	(1,163)	15,086	8,468	32,373	54,764
Total debt securities	7,042	14,671	14,103	93,620	129,436
Corporate equity securities	—	—	—	2,140	2,140
Other	21,350	—	—	—	21,350
	$ 28,392	$ 14,671	$ 14,103	$ 95,760	$ 152,926
Assets segregated for regulatory purposes	$ —	$ 55,617	—	$ —	$ 55,617
Weighted average yield					
Municipal obligations	2.15%	2.25%	3.36%	5.37%	4.64%
Auction rate municipal bonds	—	—	—	0.59%	0.59%
U.S. government and government agency obligations	0.24%	1.00%	2.29%	4.17%	1.98%
Corporate obligations	2.80%	3.32%	3.99%	6.19%	4.61%
Assets segregated for regulatory purposes	—	0.35%	—	—	0.35%
Available-for-sale securities, at fair value					
Securities available for sale	$ 2,020	$ —	$ —	$ —	$ 2,020

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and related disclosures. We review our estimates on an on-going basis. We base our estimates on our experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The following policies involve a higher degree of judgment than do our other significant accounting policies detailed in Note 1 in the Notes to the Consolidated Financial Statements for the fiscal years ended June 24, 2011, June 25, 2010 and June 26, 2009 included under Item 8. "Financial Statements and Supplementary Data."

Fair Value

We adopted the fair value accounting standard of the Financial Accounting Standards Board ("FASB") effective June 28, 2008. Fair value accounting establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Under fair value accounting, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market in which the reporting entity transacts. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard describes three levels of inputs that may be used to measure fair value:

- Level 1 — Quoted prices in an active market for identical assets or liabilities. Assets and liabilities utilizing Level 1 inputs include the following: a) our investment in USHS common stock; b) our deferred compensation plan's investment in Westwood common stock; c) our investment in government guaranteed bonds purchased under the Temporary Liquidity Guarantee Program ("TLGP"); and d) certain inventories held in our securities owned and securities sold, not yet purchased portfolio. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available.

- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Assets and liabilities utilizing Level 2 inputs include certain inventories held in our securities owned and securities sold, not yet purchased portfolio. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable observable market underlying assumptions.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. Assets and liabilities utilizing Level 3 inputs include certain inventories held in our securities owned and securities sold, not yet purchased portfolio. These financial instruments have significant inputs that cannot be validated by readily determinable market data and generally involve considerable judgment by management. Our Level 3 assets represented 8% of our total assets measured at fair value at June 24, 2011 and 95% of our Level 3 assets are one auction rate security bond. No liabilities were categorized within Level 3 at June 24, 2011.

The availability of observable inputs can vary for different assets. Fair value is a market-based measure; therefore, when market observable inputs are not available, our judgment is applied to reflect those judgments that we believe a market participant would use in valuing the same asset or liability. We use prices and inputs that are current as of the measurement date even in periods of market disruption or illiquidity. Greater judgment in valuation is required when inputs are less observable or unobservable in the marketplace and judgment must be applied in determining the appropriateness of available prices, particularly in assessing whether available data reflects current prices and/or reflects the results of recent market transactions. The valuation of financial instruments classified in Level 3 of the fair value hierarchy involves the greatest amount of management judgment.

Valuation Process for Financial Instruments. Financial instruments are valued at quoted market prices, if available. For financial instruments that do not have readily determinable fair values through quoted market prices, the determination of fair value is based upon consideration of available information including current financial information, fair values of underlying financial instruments and quotations for similar instruments. Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, mid-market pricing is applied and adjusted to the point within the bid-ask range that meets our best estimate of fair value.

The valuation process for financial instruments may include the use of valuation models and other techniques. Management makes adjustments to valuations derived from valuation models based on a number of factors, including but not limited to, the size of the position in the financial instrument in a non-active market, the features of the financial instrument such as its complexity, the market in which the financial instrument is traded or if a financial instrument is subject to sales restrictions that would result in a price less than the quoted market price. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument would consider the same factors in valuing the financial instrument.

Management makes assumptions about risk, uncertainties and market conditions in preparing adjustments to prices derived from a valuation model. Results from valuation models and valuation techniques in one period may not be indicative of future period fair value measurements.

Certain financial instruments and other assets trade infrequently and therefore have outdated market prices. As a result, we may use alternative valuation models as methods for determining fair value of these assets. When using alternative valuation techniques or valuation models, the following techniques are applied to different financial instrument classes:

- Municipal auction rate securities are valued using an internal methodology based on projected cash flows discounted for lack of liquidity for the securities taking into consideration the quality of the underlying loans, any related secondary market activity and expectations regarding future interest rate movements; and

- Non-agency mortgage-backed and other asset-backed securities are valued by benchmarking to yields from market prices for comparable securities and calibrated based on expected cash flow characteristics of the underlying assets.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statement of financial condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Assets Segregated for Regulatory Purposes. Because quoted market prices are available in an active market, these securities are classified within Level 1 of the valuation hierarchy. These securities include government guaranteed bonds purchased under the TLGP.

Securities Available for Sale. Because quoted market prices are available in an active market, our investment in USHS common stock and our deferred compensation plan's investment in Westwood common stock are classified within Level 1 of the valuation hierarchy.

Securities Owned and Securities Sold, Not Yet Purchased Portfolio. Securities classified as Level 1 securities primarily consist of financial instruments whose value is based on quoted market prices such as corporate equity securities and U.S. government and government agency obligations.

Securities classified as Level 2 securities include financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Securities in this category include corporate obligations, certain U.S. government and government agency obligations and municipal obligations.

Securities classified as Level 3 securities are securities whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable. Included in this category are certain corporate equity securities and municipal auction rate securities.

We had $2,000 in unrealized gains for these Level 3 securities for the fiscal year ended June 24, 2011. Certain corporate equity securities, valued at $1.2 million, were categorized as Level 3 as these securities were valued based on an inactive market for which there were no observable inputs. These positions were not material to our total portfolio. At June 24, 2011, we had one auction rate bond position categorized as a Level 3 security for which there was not an active trading market. This position was valued at 95.7% of par as of June 24, 2011, which management believes is representative of the price market participants would pay. Management believes that a valuation of this position is indicative of fair market value due to auction failures and the current lack of liquidity in this investment. Also, our internal discounted cash flow and third-party valuations supported a valuation at 95.7% of par. At June 24, 2011, this position had a calculated rate of return of 1% per annum. Based on discussions with the issuer of the bonds, it is our understanding that the entity plans to refinance its debt once interest rates rise. However, there can be no certainty that this refinancing will occur. As such, we expect to receive full value on these bonds.

Contingencies

Accounting for contingencies requires the use of judgment and estimates in assessing the magnitude of the exposure and the likely outcome of the situation. In many cases, the outcome will be determined by third parties, which may include governmental or judicial bodies. The provisions made in our consolidated financial statements, as well as the related disclosures, represent management's best estimates of the current status of such matters and their potential outcome based on a review of the facts and, when warranted, in consultation with outside legal counsel. Management evaluates and revises its estimates on a quarterly basis. Adverse legal or arbitration judgments, inability to collect receivables, sudden declines in the fair value of securities held in margin accounts or other actions could result in material changes to the estimates recorded in these financial statements. Resolution of these matters in amounts different from what has been accrued in the consolidated financial statements could materially impact our financial position and results of operations.

Long-Lived Assets and Goodwill

Our long-lived assets are subject to impairment testing if specific events warrant the review. Our goodwill is subject to at least annual impairment testing. The impairment test is based on determining the fair value of the specified reporting units. Judgment is required in assessing the effects of external factors, including market conditions, and projecting future operating results. These judgments and assumptions could materially change the value of the specified reporting units and, therefore, could materially impact our consolidated financial statements. If actual external conditions and future operating results differ from management's judgments, impairment charges may be necessary to reduce the carrying value of these assets to the appropriate fair value.

Allowance for Probable Loan Losses

We provide an allowance for probable loan losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Should actual losses differ from management's estimates, our consolidated financial statements could be materially impacted.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the collateral value (or discounted cash flows or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers all loans and is based on historical loss experience adjusted for qualitative factors. These factors include the following: concentrations of risk in the portfolio, estimated changes in the value of underlying collateral and changes in the volume and growth in the portfolio.

Impaired loans are accounted for at the fair value of the collateral if the loan is collateral dependent, the net present value of expected future cash flows discounted at the loan's effective interest rate or at the observable market price of the loan.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Income Tax Accrual and Allowance for Deferred Tax Assets

We operate in multiple taxing jurisdictions, and as a result, accruals for tax contingencies require us to make estimates and judgments with respect to the ultimate tax liability in any given fiscal year. Actual results could vary from these estimates. Changes in tax laws, new tax rulings, or results of tax audits could cause management's estimates to change. In our opinion, adequate provisions for income taxes have been made for all fiscal years.

Certain deferred tax assets are derived from capital losses, which depend on having sufficient capital gain income within the carryback and carryforward period available under the tax law. Our deferred tax assets include $844,000 which reflects the benefit of capital losses associated with our investments in certain partnership assets. In the first quarter of fiscal 2011, we established a valuation allowance in the amount of $844,000. As of June 24, 2011, we did not believe it was more likely than not that sufficient capital gain income would be generated to offset these capital losses.

RECENT ACCOUNTING PRONOUNCEMENTS

See **Note 1(w)** in the Notes to the Consolidated Financial Statements for the fiscal years ended June 24, 2011, June 25, 2010 and June 26, 2009 included under Item 8. "Financial Statements and Supplementary Data" for information regarding the effect of new accounting pronouncements on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this item is incorporated herein by reference to Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations-Market Risk."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The company's consolidated financial statements and supplementary data are included in pages F-2 through F-41 of this Annual Report on Form 10-K. See accompanying Item 15. "Exhibits and Financial Statement Schedules" and "Index to the Financial Statements" on page F-1.

UNAUDITED QUARTERLY FINANCIAL INFORMATION
(In thousands, except per share amounts)

2011	**1st Qtr.**	**2nd Qtr.**	**3rd Qtr.**	**4th Qtr.**
Revenues	$ 109,350	$ 102,233	$ 89,493	$ 88,743
Net income (loss)	(20,748)	(330)	(2,147)	22
Comprehensive income (loss)	(20,814)	179	(2,257)	150
Earnings (loss) per share – basic				
Net income (loss)	$ (0.64)	$ (0.01)	$ (0.07)	$ 0.00
Earnings (loss) per share – diluted				
Net income (loss)	$ (0.64)	$ (0.01)	$ (0.07)	$ 0.00
Cash dividend declared per common share	$ 0.09	$ 0.01	$ 0.01	$ 0.01
Stock price range				
High	$ 10.22	$ 7.57	$ 6.49	$ 6.76
Low	$ 6.71	$ 3.91	$ 4.27	$ 5.59

2010	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Revenues	$ 116,885	$ 109,527	$ 95,247	$ 100,568
Net income (loss)	3,085	5,867	(11,540)	(305)
Comprehensive income (loss)	3,039	5,890	(11,539)	(159)
Earnings (loss) per share – basic				
Net income (loss)	$ 0.11	$ 0.21	$ (0.35)	$ (0.01)
Earnings (loss) per share – diluted				
Net income (loss)	$ 0.11	$ 0.21	$ (0.35)	$ (0.01)
Cash dividend declared per common share	$ 0.09	$ 0.09	$ 0.09	$ 0.09
Stock price range				
High	$ 15.62	$ 15.06	$ 12.80	$ 12.45
Low	$ 12.25	$ 11.00	$ 11.41	$ 9.17

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

Our management, including the principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of June 24, 2011. Based on such evaluation, our management, including the principal executive officer and principal financial officer has concluded that as of June 24, 2011, our disclosure controls and procedures were not effective due to the material weakness identified below. Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to management, including our principal executive and principal financial officers to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting.

Because of the deterioration in the economic environment and the decline in commercial real estate values, the company implemented additional enhanced controls over its review of the loan portfolio at the Bank. These controls include:

- establishment of an internal loan review department to assist management, along with an outside third party, in the early identification of potential problem loans; and
- use of internal loan review downgrade statistics to be applied to loans that have not been reviewed either internally or externally in the calculation of the allowance for loan losses computation.

These changes represented a material change in internal control over financial reporting.

Other than the foregoing, there have not been any changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the quarter ended June 24, 2011 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined by Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of June 24, 2011. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organization of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on that assessment and those criteria, our management concluded that the control deficiency discussed below constituted a material weakness in internal control over financial reporting as of June 24, 2011. As a result, our management determined that our internal control over financial reporting was not effective as of June 24, 2011.

A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis. For the reasons set forth below, our management has concluded that our accounting and financial reporting systems and procedures were not sufficiently designed to evaluate and ensure accurate application of certain new accounting pronouncements in order to prepare financial statements in accordance with GAAP. As of and for the period ended June 24, 2011, our processes were inadequate for adopting new accounting pronouncements that amended the guidance on (i) transfers of financial assets and (ii) consolidation of variable interest entities. Our management determined that inadequate review and assessment of accounting for transfers of financial assets caused us to make material adjustments to our financial statements for the fiscal year ended June 24, 2011 and to restate our quarterly financial statements as of and for each of the periods ended September 24, 2010, December 31, 2010 and March 25, 2011. Also, our processes were not sufficiently designed to ensure consistent and complete application of the accounting guidance relating to the consolidation of and the identification of all potential interest in, variable interest entities.

Remediation of Material Weakness

We are in the process of remediating this material weakness and have adopted internal policies and procedures to address proper analysis and implementation of applicable accounting guidance. These policies and procedures include the required completion of detailed worksheets designed to determine the applicability of new or amended accounting guidance. If implementation of a new pronouncement is required, we will require documentation of the steps necessary to implement such pronouncement. Lastly, the Chief Financial Officer and Chief Accounting Officer of the Bank will meet monthly with the SWS Group Director of SEC Reporting on a monthly basis to discuss new or amended accounting guidance.

Our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of June 24, 2011 as stated in their report, dated September 2, 2011, which appears herein.

Inherent limitation of the effectiveness of internal control.

A control system, no matter how well conceived, implemented and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met. Because of such inherent limitations, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected.

ITEM 9B. OTHER INFORMATION

The table set forth below presents the amount awarded under our cash bonus plan for fiscal 2011 to each of the following executive officers. Our Board of Directors approved the awards on August 24, 2011.

Name and Position	Amount paid under the cash bonus plan
James H. Ross Director, President and Chief Executive Officer	$ 386,347
Stacy M. Hodges Executive Vice President, Chief Financial Officer and Treasurer	150,000
Daniel R. Leland Executive Vice President	1,617,313
Richard H. Litton Executive Vice President	1,643,375
Paul D. Vinton Executive Vice President	205,392
All executive officers as a group (9 persons)	$ 4,244,827

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

For information with respect to our executive officers, see Item 1. "Business-Executive Officers of the Registrant." The information under the heading "Proposal One - Election of Directors" in the definitive Proxy Statement for our 2011 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 240.14a(6) within 120 days after our fiscal year end is incorporated herein by reference.

For information on the Board of Directors' determination of the financial expert on the Audit Committee and the name and independence of such expert, see "Financial Expert" under the heading "Audit Committee Report" in the definitive Proxy Statement for our 2011 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 240.14a(6) within 120 days after our fiscal year end which is incorporated herein by reference.

For information on the identification of the audit committee and its members, see "Committees of the Board of Directors" under the heading "Corporate Governance" and the "Audit Committee Report" in the definitive Proxy Statement for our 2011 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 240.14a(6) within 120 days after our fiscal year end which is incorporated herein by reference.

For information on the compliance with Section 16(a) of the Exchange Act, see "Section 16(a) Beneficial Ownership Reporting Compliance" in the definitive Proxy Statement for our 2011 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 240.14a(6) within 120 days after our fiscal year end which is incorporated herein by reference.

We have adopted a corporate Code of Business Conduct and Ethics (the "Code") that applies to all directors and employees of SWS. This Code is intended to promote honest and ethical conduct; avoidance of conflicts of interest; full, fair, accurate, timely, and understandable disclosure in the reports and documents that the company files with, or submits to, the SEC, and in all other public communications made by SWS; compliance with all governmental laws, rules, and regulations; prompt internal reporting of violations of the Code; and accountability for adherence to the Code. The Code is a product of SWS' commitment to honesty. The Code is posted on our corporate website at www.swsgroupinc.com. In addition, a copy of the Code may be obtained free of charge, upon written request to our Corporate Secretary at SWS Group, Inc., 1201 Elm Street, Suite 3500, Dallas, TX 75270. Any amendments to the Code and any waivers that are required to be disclosed by the rules of the SEC and the NYSE will be posted on our corporate website.

ITEM 11. EXECUTIVE COMPENSATION

The information under the heading "Executive Compensation" in the definitive Proxy Statement for our 2011 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 240.14a(6) within 120 days after our fiscal year end is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information under the heading "Stock Ownership of Principal Owners and Management" in the definitive Proxy Statement for our 2011 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 240.14a(6) within 120 days after our fiscal year end is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information under the heading "Certain Relationships and Related Transactions" and "Director Independence" in the definitive Proxy Statement for our 2011 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 240.14a(6) within 120 days after our fiscal year end is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information under the subheadings "Fees Paid to Independent Registered Public Accounting Firm" and "Pre-approval of Independent Registered Public Accounting Firm Services" under the heading "Audit Committee Report" in the definitive Proxy Statement for our 2011 Annual Meeting of Stockholders to be filed with the SEC pursuant to Regulation 240.14a(6) within 120 days after our fiscal year end is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) List of documents filed as a part of this report:

1. The financial statements required to be filed with this report are listed in the index appearing on page F-1 of this report.

2. The following consolidated financial statement schedules of the Registrant and its subsidiaries, and the Reports of Independent Registered Public Accounting Firm thereon, are attached hereto:

Exhibit Number	
S-1	Schedule I – Condensed Financial Information of Registrant

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable, and therefore have been omitted.

3. The following exhibits of the Registrant and its subsidiaries are attached hereto as required by Item 15(b):

Exhibit Number	
3.1	Restated Certificate of Incorporation of the Registrant incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed October 15, 2009
3.2	Restated By-laws of the Registrant incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed March 21, 2011
3.3	Certificate of Designations of Non-Voting Perpetual Participating Preferred Stock, Series A of SWS Group, Inc. incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed August 1, 2011
4.1	Restated Certificate of Incorporation of the Registrant incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed October 15, 2009
4.2	Restated By-laws of the Registrant incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed March 21, 2011
4.3	Warrant to purchase up to 8,695,652 shares of Common Stock, issued on July 29, 2011 to Hilltop Holdings Inc. incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed August 1, 2011
4.4	Warrant to purchase up to 8,419,148 shares of Common Stock, issued on July 29, 2011 to Oak Hill Capital Partners III, L.P. incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed August 1, 2011
4.5	Warrant to purchase up to 276,504 shares of Common Stock, issued on July 29, 2011 to Oak Hill Capital Management Partners III, L.P. incorporated by reference to Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed August 1, 2011
4.6	Investor Rights Agreement dated as of July 29, 2011 among SWS Group, Inc., Hilltop Holdings Inc., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. incorporated by reference to Exhibit 4.4 to the Registrant's Current Report on Form 8-K filed August 1, 2011
10.1+	Stock Option Plan incorporated by reference to Exhibit A to the Registrant's Proxy Statement filed September 24, 1996
10.2+	Form of Southwest Securities Group, Inc. Non-Qualified Option Agreement for Non-Employee Directors for the 1996 Stock Option Plan incorporated by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q filed May 6, 2004
10.3+	Form of Southwest Securities Group, Inc. Non-Qualified Option Agreement for Key Employees for the 1996 Stock Option Plan incorporated by reference to Exhibit 10.11 to the Registrant's Quarterly Report on Form 10-Q filed May 6, 2004

10.4+	1997 Stock Option Plan incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K filed September 24, 1998
10.5+	Form of SWS Group, Inc. Non-Qualified Option Agreement for the 1997 Stock Option Plan incorporated by reference to Exhibit 10.12 to the Registrant's Quarterly Report on Form 10-Q filed May 6, 2004
10.6+	Phantom Stock Plan incorporated by reference to Exhibit B to the Registrant's Proxy Statement filed September 24, 1996
10.7+	SWS Group, Inc. 2003 Restricted Stock Plan incorporated by reference to Appendix B to the Registrant's Proxy Statement filed October 9, 2003
10.8+	Form of SWS Group, Inc. Restricted Stock Plan Agreement for Non-Employee Directors for the 2003 Restricted Stock Plan incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K filed March 3, 2005
10.9+	Form of SWS Group, Inc. Restricted Stock Plan Agreement for Employees for the 2003 Restricted Stock Plan incorporated by reference to Exhibit 10.9 to the registrant's Current Report on Form 8-K filed March 3, 2005
10.10+	SWS Group, Inc. Amended and Restated Deferred Compensation Plan—Effective July 1, 1999 incorporated by reference to Appendix C to the Registrant's Proxy Statement filed October 9, 2003
10.11+	SWS Group, Inc. 2005 Deferred Compensation Plan incorporated by reference to Appendix A to the Registrant's Proxy Statement filed October 6, 2004
10.12+	Form of Plan Agreement for the SWS Group, Inc. 2005 Deferred Compensation Plan incorporated by reference to Exhibit 10.16 to the Registrant's Current Report on Form 8-K filed November 12, 2004
10.13+	Form of Election Form for the SWS Group, Inc. 2005 Deferred Compensation Plan incorporated by reference to Exhibit 10.17 to the Registrant's Current Report on Form 8-K filed November 12, 2004
10.14+	Description of Registrant's executive cash bonus plan incorporated by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K filed September 20, 2005
10.15+	Description of Registrant's director compensation arrangement incorporated by reference to Exhibit 10.15 to the Registrant's Quarterly Report on Form 10-Q filed February 9, 2005
10.16+	Executive Employment Agreement for Timothy J. Hamick incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K filed September 12, 2007
10.17	Funding Agreement dated as of March 20, 2011 among SWS Group, Inc. Hilltop Holdings Inc., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed March 21, 2011
10.18	Credit Agreement dated as of July 29, 2011 among SWS Group, Inc., Hilltop Holdings Inc., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed August 1, 2011
21.1*	Subsidiaries
23.1*	Consent of Grant Thornton LLP
31.1*	Chief Executive Officer Certification filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Chief Financial Officer Certification filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Chief Executive Officer Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Chief Financial Officer Certification furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith

+ Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWS Group, Inc.
(Registrant)

September 2, 2011
(Date)

(Signature)
James H. Ross
Director, President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

September 2, 2011
(Date)

(Signature)
Don A. Buchholz
Chairman of the Board

September 2, 2011
(Date)

(Signature)
James H. Ross
Director, President and Chief Executive Officer
(Principal Executive Officer)

September 2, 2011
(Date)

(Signature)
Stacy M. Hodges
Chief Financial Officer
(Principal Financial Officer)
(Principal Accounting Officer)

September 2, 2011
(Date)

(Signature)
Robert A. Buchholz
Director

September 2, 2011 (Date)	(Signature) Brodie L. Cobb Director
September 2, 2011 (Date)	(Signature) J. Taylor Crandall Director
September 2, 2011 (Date)	(Signature) Gerald J. Ford Director
September 2, 2011 (Date)	(Signature) Larry A. Jobe Director
September 2, 2011 (Date)	(Signature) Frederick R. Meyer Director
September 2, 2011 (Date)	(Signature) Mike Moses, Ed.D. Director
September 2, 2011 (Date)	(Signature) Joel T. Williams III Director

SWS GROUP, INC. AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS

SWS Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

June 24, 2011 and June 25, 2010

(In thousands, except par values and share amounts)

	2011	2010
Assets		
Cash and cash equivalents	$ 298,903	$ 27,190
Assets segregated for regulatory purposes	238,325	284,827
Receivable from brokers, dealers and clearing organizations	1,620,523	1,889,400
Receivable from clients, net	240,491	216,574
Loans held for sale	5,241	424,055
Loans, net	946,768	1,154,065
Securities owned, at fair value	221,587	245,587
Securities held to maturity	34,176	87,140
Securities purchased under agreements to resell	42,649	30,507
Goodwill	7,552	7,552
Securities available for sale	2,020	1,388
Other assets	143,922	162,406
	$ 3,802,157	$ 4,530,691
Liabilities and Stockholders' Equity		
Short-term borrowings	$ 110,000	$ 110,000
Payable to brokers, dealers and clearing organizations	1,568,033	1,819,995
Payable to clients	397,590	420,672
Deposits	1,106,471	1,488,804
Securities sold under agreements to repurchase	10,313	12,389
Securities sold, not yet purchased, at fair value	68,661	67,594
Drafts payable	23,656	27,346
Advances from Federal Home Loan Bank	94,712	132,821
Other liabilities	65,252	67,676
	3,444,688	4,147,297
Stockholders' equity:		
Preferred stock of $1.00 par value. Authorized 100,000 shares; none issued	—	—
Common stock of $0.10 par value. Authorized 60,000,000 shares, issued 33,312,140 and outstanding 32,285,076 shares at June 24, 2011; issued 33,312,140 and outstanding 32,342,190 shares at June 25, 2010	3,331	3,331
Additional paid-in capital	326,986	326,462
Retained earnings	34,813	61,893
Accumulated other comprehensive income – unrealized holding gain, net of tax of $334 at June 24, 2011 and $81 at June 25, 2010	765	304
Deferred compensation, net	3,308	3,176
Treasury stock (1,027,064 shares at June 24, 2011 and 969,950 shares at June 25, 2010, at cost)	(11,734)	(11,772)
Total stockholders' equity	357,469	383,394
Commitments and contingencies		
Total liabilities and stockholders' equity	$ 3,802,157	$ 4,530,691

See accompanying Notes to Consolidated Financial Statements.

SWS Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

Years ended June 24, 2011, June 25, 2010 and June 26, 2009

(In thousands, except share and per share amounts)

	2011	2010	2009
Revenues:			
Net revenues from clearing operations	$ 10,708	$ 10,584	$ 11,541
Commissions	142,667	157,460	179,003
Interest	138,867	156,063	211,873
Investment banking, advisory and administrative fees	39,766	35,833	36,382
Net gains on principal transactions	38,646	41,361	34,831
Other	19,165	20,926	12,047
Total revenue	389,819	422,227	485,677
Interest expense	47,755	55,256	104,056
Net revenues	342,064	366,971	381,621
Non-interest expenses:			
Commissions and other employee compensation	220,387	229,411	239,003
Occupancy, equipment and computer service costs	34,057	34,277	32,994
Communications	12,862	13,246	13,124
Floor brokerage and clearing organization charges	4,486	3,960	3,497
Advertising and promotional	2,770	4,032	4,547
Provision for loan loss	50,967	45,118	13,323
Other	49,989	41,479	36,704
Total non-interest expenses	375,518	371,523	343,192
Income (loss) before income tax expense (benefit)	(33,454)	(4,552)	38,429
Income tax expense (benefit)	(10,251)	(1,659)	14,798
Net income (loss)	(23,203)	(2,893)	23,631
Other comprehensive income:			
Recognition of net holding losses, net of tax of $1,740	—	—	3,231
Net holding gains (losses), net of tax of $253 in 2011; $81 in 2010 and $(1,001) in 2009	461	124	(1,857)
Net income recognized in other comprehensive income	461	124	1,374
Comprehensive income (loss)	$ (22,742)	$ (2,769)	$ 25,005
Earnings (loss) per share – basic			
Net income (loss)	$ (0.71)	$ (0.10)	$ 0.86
Weighted average shares outstanding – basic	32,514,945	30,252,732	27,429,382
Earnings (loss) per share – diluted			
Net income (loss)	$ (0.71)	$ (0.10)	$ 0.86
Weighted average shares outstanding – diluted	32,514,945	30,252,732	27,508,585

See accompanying Notes to Consolidated Financial Statements.

SWS Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended June 24, 2011, June 25, 2010 and June 26, 2009

(In thousands, except share and per share amounts)

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Deferred Compensation,	Treasury Stock		
	Shares	Amount	Capital	Earnings	Income	net	Shares	Amount	Total
Balance at June 27, 2008	28,269,134	$ 2,827	$ 269,360	$ 62,100	$ (1,194)	$ 1,994	(1,073,525)	$ (12,081)	$ 323,006
Net income	—	—	—	23,631	—	—	—	—	23,631
Unrealized holding gain, net of tax of $739	—	—	—	—	1,372	—	—	—	1,372
Excess for taxes on vesting of restricted stock	—	—	67	—	—	—	—	—	67
Cash dividends ($0.36 per share)	—	—	—	(9,813)	—	—	—	—	(9,813)
Exercise of options	40,005	4	518	—	—	—	—	—	522
Deferred compensation plan, net	—	—	22	—	2	645	(50,356)	(882)	(213)
Restricted stock plan	—	—	1,164	—	—	—	77,665	621	1,785
Balance at June 26, 2009	28,309,139	2,831	271,131	75,918	180	2,639	(1,046,216)	(12,342)	340,357
Net loss	—	—	—	(2,893)	—	—	—	—	(2,893)
Unrealized holding gain, net of tax of $81	—	—	—	—	151	—	—	—	151
Shortfall for taxes on vesting of restricted stock	—	—	(125)	—	—	—	—	—	(125)
Cash dividends ($0.36 per share)	—	—	—	(11,132)	—	—	—	—	(11,132)
Exercise of options	3,000	—	29	—	—	—	—	—	29
Deferred compensation plan, net	—	—	23	—	(27)	537	(29,424)	(388)	145
Public offering – common stock	5,000,001	500	54,200	—	—	—	—	—	54,700
Restricted stock plan	—	—	1,204	—	—	—	105,690	958	2,162
Balance at June 25, 2010	33,312,140	3,331	326,462	61,893	304	3,176	(969,950)	(11,772)	383,394
Net loss	—	—	—	(23,203)	—	—	—	—	(23,203)
Unrealized holding gain, net of tax of $253	—	—	—	—	469	—	—	—	469
Shortfall for taxes on vesting of restricted stock	—	—	(351)	—	—	—	—	—	(351)
Cash dividends ($0.12 per share)	—	—	—	(3,877)	—	—	—	—	(3,877)
Deferred compensation plan, net	—	—	(15)	—	(8)	132	(46,077)	(145)	(36)
Restricted stock plan	—	—	890	—	—	—	(11,037)	183	1,073
Balance at June 24, 2011	33,312,140	$ 3,331	$ 326,986	$ 34,813	$ 765	$ 3,308	(1,027,064)	$ (11,734)	$ 357,469

See accompanying Notes to Consolidated Financial Statements.

SWS Group, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 24, 2011, June 25, 2010 and June 26, 2009
(In thousands)

	2011	2010	2009
Cash flows from operating activities:			
Net income (loss)	$ (23,203)	$ (2,893)	$ 23,631
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	7,218	7,094	6,036
Amortization of premiums /discounts on loans purchased	(160)	(171)	(487)
Amortization of premiums/discounts on investment securities	157	17	(6)
Provision for doubtful accounts on receivables from customers	491	760	960
Provision for loan loss and write downs on real estate owned	65,188	50,662	14,459
Deferred income tax benefit	(4,037)	(8,345)	(6,115)
Allowance for deferred tax asset	844	—	—
Deferred compensation for deferred compensation plan and restricted stock plan	3,431	4,628	330
Loss (gain) on sale of loans	506	(1,329)	(628)
Loss on fixed assets transactions	34	76	2
Loss on sale of real estate	3,045	2,371	1,346
Gain (loss) on sale of securities available for sale	—	(16)	4,971
Gain on sale of investment securities/receivables	(81)	—	(260)
Gain on issuer's redemption of investment securities	(1,078)	—	—
Equity in (earnings) losses of unconsolidated ventures	(209)	(1,667)	1,375
Dividend received on investment in Federal Home Loan Bank stock	(24)	(18)	(79)
Shortfall (excess) for taxes on vesting of restricted stock	351	125	(67)
Change in operating assets and liabilities:			
Decrease in assets segregated for regulatory purposes	46,502	28,326	9,422
Net change in broker, dealer and clearing organization accounts	16,915	(30,210)	16,410
Net change in client accounts	(47,490)	(64,930)	(1,776)
Net change in loans held for sale	424,055	(161,275)	97,165
Decrease (increase) in securities owned	24,000	(70,557)	23,543
Increase in securities purchased under agreements to resell	(12,142)	(8,885)	(11,760)
Decrease (increase) in other assets	(6,634)	(9,669)	5,695
Increase (decrease) in drafts payable	(3,690)	(111)	7,800
Increase in securities sold, not yet purchased	1,067	14,358	26,725
Increase (decrease) in other liabilities	(5,059)	(7,872)	7,997
Net cash provided by (used in) operating activities	489,997	(259,531)	226,689
Cash flows from investing activities:			
Purchase of fixed assets and capitalized improvements on real estate owned	(2,728)	(6,704)	(10,227)
Proceeds from fixed assets transactions	—	97	116
Proceeds from the sale of real estate	48,569	28,512	14,999
Proceeds from the sale of loans	43,986	—	—
Loan originations and purchases	(4,794,278)	(423,741)	(564,919)
Loan repayments	4,856,784	307,352	311,961
Cash paid for investments	(35,525)	(83,447)	(6,564)
Proceeds from the sale of investment securities	75,555	2,925	260
Proceeds from the issuer's redemption of investment securities	7,347	—	—

(continued)

(continued)

	2011	2010	2009
Cash received on investments	6,895	2,336	—
Cash paid for purchase of M.L. Stern, net of acquired cash	—	—	(760)
Proceeds from the sale of Federal Home Loan Bank stock	3,339	267	5,819
Purchases of Federal Home Loan Bank stock	(1,460)	—	(4,081)
Net cash provided by (used in) investing activities	208,484	(172,403)	(253,396)
Cash flows from financing activities:			
Payments on short-term borrowings	(5,391,782)	(3,063,885)	(1,933,322)
Cash proceeds from short-term borrowings	5,391,782	3,163,885	1,856,522
Increase (decrease) in deposits	(382,333)	196,059	220,393
Advances from Federal Home Loan Bank	403,644	80,050	3,288,544
Payments on advances from Federal Home Loan Bank	(441,753)	(64,721)	(3,337,302)
Payment of cash dividends on common stock	(3,904)	(11,216)	(9,879)
Shortfall (excess) for taxes on vesting of restricted stock	(351)	(125)	67
Cash proceeds (payments) on securities sold under agreements to repurchase	(2,076)	7,927	(1,880)
Net proceeds from secondary offering	—	54,700	—
Net proceeds from exercise of stock options	—	27	403
Proceeds related to deferred compensation plan	444	642	814
Purchase of treasury stock related to deferred compensation plan	(439)	(472)	(1,028)
Net cash provided by (used in) financing activities	(426,768)	362,871	83,332
Net increase (decrease) in cash and cash equivalents	271,713	(69,063)	56,625
Cash and cash equivalents at beginning of year	27,190	96,253	39,628
Cash and cash equivalents at end of year	$ 298,903	$ 27,190	$ 96,253
Supplemental schedule of non-cash investing and financing activities:			
Grants of restricted stock	$ 670	$ 1,461	$ 1,007
Foreclosures on loans	$ 44,251	$ 57,308	$ 27,907
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 46,688	$ 58,624	$ 105,967
Income taxes	$ 1,635	$ 7,055	$ 18,950

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

(a) General and Basis of Presentation

The consolidated financial statements include the accounts of SWS Group, Inc. ("SWS Group") and its consolidated subsidiaries listed below (collectively with SWS Group, "SWS" or the "Company"), 100% owned unless otherwise noted:

Southwest Securities, Inc.	"Southwest Securities"
SWS Financial Services, Inc.	"SWS Financial"
Southwest Financial Insurance Agency, Inc.	
Southwest Insurance Agency, Inc.	
Southwest Insurance Agency of Alabama, Inc.	collectively, "SWS Insurance"
SWS Banc Holding, Inc.	"SWS Banc"
Southwest Securities, FSB	"Bank"
FSB Development, LLC	"FSB Development"
SWS Capital Corporation	"SWS Capital"
Southwest Investment Advisors, Inc.	"Southwest Advisors"
M.L. Stern & Co., LLC	

Southwest Securities is a New York Stock Exchange ("NYSE") member broker/dealer and Southwest Securities and SWS Financial, both registered investment advisors, are members of the Financial Industry Regulatory Authority ("FINRA"). Each is registered with the Securities and Exchange Commission (the "SEC") as a broker/dealer under the Securities Exchange Act of 1934 ("Exchange Act") and as a registered investment advisor under the Investment Advisors Act of 1940.

SWS Insurance holds insurance agency licenses in forty-four states for the purpose of facilitating the sale of insurance and annuities for Southwest Securities and its correspondents. The Company retains no underwriting risk related to the insurance and annuity products SWS Insurance sells.

The Bank is a federally chartered savings bank regulated as of July 21, 2011 by the Office of the Comptroller of the Currency ("OCC"). Prior to July 21, 2011, the Bank was regulated by the Office of Thrift Supervision ("OTS"). As of July 21, 2011, the Federal Reserve Board ("FRB") supervises and regulates SWS Group and SWS Banc which was incorporated as a wholly owned subsidiary of SWS Group and became the sole shareholder of the Bank in 2004.

FSB Development was formed to develop single-family residential lots. As of June 30, 2011, it had no investments.

The Company purchased M.L. Stern & Co., LLC and Tower Asset Management, LLC (collectively "M.L. Stern") after the close of business on March 31, 2008. M.L. Stern was a registered broker/dealer with the SEC and a member of FINRA. Substantially all of the operations of the M.L. Stern broker/dealer were transferred to Southwest Securities in December 2008 and are operating as separate offices of Southwest Securities' private client group. Effective April 4, 2009, M.L. Stern withdrew from registration with FINRA and the SEC in all states. M.L. Stern & Co., LLC was dissolved effective May 26, 2011. Tower Asset Management, LLC was a wholly owned subsidiary of M.L. Stern & Co., LLC and was a registered investment advisor. Tower Asset Management, LLC ceased business operations on June 30, 2009 and was dissolved effective June 30, 2010.

SWS Capital and Southwest Advisors are dormant entities.

Consolidated Financial Statements. The annual consolidated financial statements of SWS are customarily closed on the last Friday in June. The Bank's annual financial statements are prepared as of June 30. Any individually material transactions are reviewed and recorded in the appropriate fiscal year. All significant intercompany balances and transactions have been eliminated.

(b) Change in Accounting Estimate

Due to accelerated deterioration in the Bank's loan portfolio, depressed appraised values for collateral, continued high unemployment rates in Texas and deteriorating banking industry loss statistics, the Bank's management reevaluated certain components of its computation of the allowance for loan losses as follows:

- In the third quarter of fiscal 2010, management reduced the historical loan loss look-back period from three years to four quarters.

- In the first quarter of fiscal 2011, management provided a separate calculation for the problem loan volume trend component for criticized and classified loans. Prior to the first quarter of fiscal 2011, the Bank had one calculation for these loans. To more appropriately assess the significant increase in classified loans, the Bank provided a heavier weighting for these types of loans in the Bank's allowance calculation. The Bank segregated these loans and applied a historical loss ratio based on industry total charge-off levels applied to criticized and classified loans.

(c) Cash and cash equivalents
For the purposes of the consolidated statements of cash flows, SWS considers cash to include cash on hand and in bank accounts. In addition, SWS considers funds due from banks and interest bearing deposits in other banks to be cash. Highly liquid debt instruments purchased with maturities of three months or less, when acquired, are considered to be cash equivalents. The Federal Deposit Insurance Corporation ("FDIC") insures interest-bearing cash accounts up to $250,000. Also, non-interest bearing transaction accounts have unlimited coverage under FDIC insurance until December 31, 2012 in accordance with the Dodd-Frank Act. At June 24, 2011 and June 25, 2010, cash balances included $752,000 and $13,988,000, respectively, that were not federally insured because they represented amounts in individual accounts above the federally insured limit for each such account. This at-risk amount is subject to fluctuation on a daily basis, but management does not believe there is significant risk with respect to such deposits.

The Bank is required to maintain balances on hand or with the Federal Reserve Bank. At June 30, 2011 and 2010, these reserve balances amounted to $4,158,000 and $10,776,000, respectively.

(d) Securities Transactions
Proprietary securities transactions are recorded on a trade date basis, as if they had settled. Clients' securities and commodities transactions are reported on a settlement date basis with the related commission income and expenses reported on a trade date basis.

(e) Securities-Lending Activities
Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received adjusted for additional collateral obtained or received. Interest on such transactions is accrued and included in the Statement of Financial Condition in receivables from and payables to brokers, dealers and clearing organizations.

(f) Securities Owned
Marketable securities are carried at fair value. The increase or decrease in net unrealized appreciation or depreciation of securities owned is credited or charged to operations and is included in net gains on principal transactions in the consolidated statements of income (loss) and comprehensive income (loss). SWS records the fair value of securities owned on a trade date basis. See **Note 1(u) and Note 24, Fair Value of Financial Instruments**.

(g) Investments
Limited partnership investments are accounted for under the equity method of accounting in accordance with Accounting Standards Codification ("ASC") 323, *"Investments-Equity Method and Joint Ventures."*

(h) Securities Held to Maturity
Bonds and notes for which the Company has the intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

(i) Loans Held for Sale
Loans held for sale consist of originated loans that were held for investment that management subsequently decided to sell as well as purchased loans held for sale acquired under the mortgage purchase program.

Originated loans that are held for sale (other loans held for sale) are valued at the lower of cost or fair value as determined by the negotiated sales price or if no sales price is yet determined, at an agreed upon acceptance price as determined by third party valuation and management.

Other loans held for sale were transferred to the held for sale category in anticipation of immediate disposition. These are classified loans that are being marketed through an international marketing campaign. The fair value of these loans was determined using a discounted cash flow model to reflect the return required for immediate disposition of a distress loan.

The loan participations in the mortgage purchase program are acquired from various mortgage companies and valued at the lower of cost or fair value as determined by outstanding commitments from investors or current investor yield requirements calculated on the aggregate note basis. The purchased loans are pre-sold by the mortgage company to secondary investors who have been approved by the Bank. Gains and losses on the sale of loans held for sale in the mortgage purchase program are determined using the specific identification method.

The mortgage purchase program has been in place since 1992. For loans purchased prior to June 30, 2010, the Bank reported these loans as "loans held for sale" under guidance in Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."* With the amendment of the accounting guidance under ASC 860, *"Transfers and Servicing"*, which was effective for the Company on July 1, 2010, the Company determined that the agreements used in its mortgage purchase program no longer met the participating interest requirements of the new accounting guidance. As a result, the Company has reported the loans in the mortgage purchase program acquired after July 1, 2010 as loans, net at June 24, 2011 on the Consolidated Statements of Financial Condition. Because these transactions did not qualify for sale accounting, the Bank recognizes these as loans to the mortgage "seller" secured by the individual loans transferred to the Bank rather than as loans to the individual mortgage borrowers as was previously the case. There has been no change to the Company's mortgage purchase program or its operations.

(j) Loans and Allowance for Probable Loan Losses
Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for probable loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance.

Loan origination and commitment fees and certain related direct costs are deferred and amortized to interest income, generally over the contractual lives of the loans, using the interest method. Discounts on first mortgage, consumer and other loans are amortized to income using the interest method over the remaining period to contractual maturity.

The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized to the extent cash payments are received for loans where ultimate full collection is likely. For loans where ultimate collection is not likely, interest payments are applied to the outstanding principal and income is only recognized if full payment is made. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Probable Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the collateral value (or discounted cash flows or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers all loans and is based on historical loss experience adjusted for qualitative factors. These factors include the following: concentrations of risk in the portfolio, estimated changes in the value of underlying collateral and changes in the volume and growth in the portfolio.

Impaired loans are accounted for at the fair value of the collateral if the loan is collateral dependent, the net present value of expected future cash flows discounted at the loan's effective interest rate or at the observable market price of the loan.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

(k) Fixed Assets and Depreciation

Fixed assets are comprised of furniture, computer hardware, equipment and leasehold improvements and are included in other assets in the Consolidated Statements of Financial Condition. Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to expense in the period incurred. Depreciation of furniture and equipment is provided over the estimated useful lives of the assets (from three to seven years), and depreciation on leasehold improvements is provided over the shorter of the useful life or the lease term (up to fifteen years) using the straight-line method. Depreciation of buildings is provided over the useful life (up to forty years) using the straight-line method. Depreciation expense totaled approximately $6,423,000, $6,142,000, and $4,906,000 for fiscal 2011, fiscal 2010 and fiscal 2009, respectively.

Property consisted of the following at June 24, 2011 and June 25, 2010 (in thousands):

	June 24, 2011	June 25, 2010
Land	$ 2,104	$ 2,104
Buildings	4,977	4,915
Furniture and equipment	44,921	43,073
Leasehold improvements	15,771	15,935
	67,773	66,027
Less: accumulated depreciation	(46,090)	(40,663)
Net property	$ 21,683	$ 25,364

Furniture, equipment and leasehold improvements are tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

(l) Amortization

The Company has recorded a customer relationship intangible which is being amortized over a five year period at a rate based on the estimated future economic benefit of the customer relationships. See additional discussion in **Note 12, Intangible Assets**.

(m) Goodwill

SWS performed its annual assessment of the fair value of goodwill during fiscal 2011 and 2010 and based on the results of the assessments, SWS' goodwill balance was not impaired. SWS bases its assessment of the fair value of the business units with goodwill on a weighted average of a discounted cash flow model estimate of fair value and a market multiple approach to fair value.

SWS has two reporting units with goodwill: Clearing with $4,254,000 and Institutional Brokerage with $3,298,000, both of which are part of Southwest Securities. There were no changes in the carrying value of goodwill during the fiscal years ended June 24, 2011, June 25, 2010 and June 26, 2009.

(n) Drafts Payable

In the normal course of business, SWS uses drafts to make payments relating to its brokerage transactions. These drafts are presented for payment through an unaffiliated bank and are sent to SWS daily for review and acceptance. Upon acceptance, the drafts are paid and charged against cash.

(o) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Interest on these agreement amounts is accrued and is included in the Statement of Financial Condition in other liabilities.

(p) Federal Income Taxes
SWS and its subsidiaries file a consolidated federal income tax return. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent the Company believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. A valuation allowance is established against deferred tax assets that do not meet the criteria for recognition. In the event the Company were to determine that it would be able to realize deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

The portion of deferred tax assets derived from operating losses are realized when the Company generates consolidated taxable income within the carry-back and carry-forward periods. Based on the Company's history of generating taxable income and the Company's projection for future taxable income over the carry-forward period, management believes that it is more likely than not that the Company will realize all of its deferred tax assets derived from operating losses. Specifically, management believes it is more likely than not that the Company will realize the deferred tax asset related to the allowance for probable loan losses at the Bank based on the ability of the consolidated tax return filing group to utilize future deductible items. The other subsidiaries of the Company, excluding the Bank, are expected to be profitable and will continue to generate future taxable income at the consolidated level. Management also expects the Bank to generate taxable income in the near future based on projected earnings through December 2013. However, the amount of deferred tax assets considered realizable could be reduced if estimates of future taxable income during the carry-forward period are reduced. See **Note 17, Income Taxes** for a detail of the Company's deferred tax assets.

Certain deferred tax assets are derived from capital losses, which depend on having sufficient capital gain income within the carry-back and carry-forward periods available under the tax law. The Company's deferred tax assets include $844,000 which reflects the benefit of capital losses associated with its investments in certain partnership assets. In the first quarter of fiscal 2011, the Company established a valuation allowance in the amount of $844,000. As of June 24, 2011, the Company did not believe it was more likely than not that sufficient capital gain income would be generated to offset these capital losses.

A reconciliation of the beginning and ending amounts of the net liability for uncertain tax positions is as follows:

Balance at June 25, 2010	$ 1,121,000
Increases as a result of tax positions taken during prior years	168,000
Increases as a result of tax positions taken during the current period	32,000
Decreases as a result of tax positions taken during prior years	(47,000)
Decreases as a result of tax positions taken during the current period	(45,000)
Lapse of applicable statute of limitations	399,000
Settlements	(234,000)
Balance at June 24, 2011	$ 1,394,000

While the Company expects that the net liability for uncertain tax positions will change during the next twelve months, the Company does not believe that the change will have a significant impact on its consolidated financial position or results of operations.

The Company recognizes interest and penalties on income taxes in income tax expense. Included in the net liability is accrued interest and penalties of $322,000, net of federal benefit. During the year ended June 24, 2011, the Company recognized approximately $54,000, net of federal benefit, in interest and penalties in income tax expense. The total amount of unrecognized income tax benefits that, if recognized, would reduce income tax expense is approximately $1,072,000, net of federal benefit.

With limited exception, SWS is no longer subject to U.S. federal, state or local tax audits by taxing authorities for years preceding 2006. Examinations of certain state returns for the years ended December 31, 2006 through 2008 were concluded with no material adjustments.

(q) Earnings (Loss) Per Share ("EPS")

SWS provides a presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income by weighted average common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if contracts to issue common stock were exercised. Unvested share-based payment awards that contain non-forfeiture rights to dividends or dividend equivalents (paid or unpaid) are treated as participating securities and are factored into the calculation of basic and diluted EPS, except in periods with a net loss, when they are excluded.

(r) Stock-Based Compensation

SWS accounts for the SWS Group, Inc. Stock Option Plan ("1996 Plan"), the SWS Group, Inc. 1997 Stock Option Plan ("1997 Plan") and the 2003 Restricted Stock Plan ("Restricted Stock Plan") under the recognition and measurement principles of the Financial Accounting Standards Board's ("FASB") accounting codification. All outstanding stock options are 100% vested. As a result, no compensation expense is recorded in the fiscal 2011, fiscal 2010 or fiscal 2009 consolidated statements of income (loss) and comprehensive income (loss) related to stock options.

(s) Treasury Stock

Periodically, SWS Group repurchases common stock under a plan approved by its Board of Directors. Currently, SWS Group is authorized to repurchase 500,000 shares of common stock from time to time in the open market, expiring February 28, 2012. During fiscal 2011 and 2010, no shares were repurchased by SWS Group under the program in place as of that date.

Treasury stock is also repurchased periodically under the Company's deferred compensation plan (see **Note 19, Employee Benefits**).

(t) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(u) Fair Value of Financial Instruments

Fair value accounting establishes a framework for measuring fair value and expands disclosures about fair value measurements. Under fair value accounting, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date in the principal market in which the reporting entity transacts. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard describes three levels of inputs that may be used to measure fair value:

- *Level 1* — Quoted prices in an active market for identical assets or liabilities. Assets and liabilities utilizing Level 1 inputs include the following: a) the Company's investment in U.S. Home Systems, Inc. ("USHS") common stock; b) the Company's deferred compensation plan's investment in Westwood Holdings Group, Inc. ("Westwood") common stock; c) the Company's investment in government guaranteed bonds purchased under the Temporary Liquidity Guarantee Program ("TLGP"); and d) certain inventories held in the Company's securities owned and securities sold, not yet purchased portfolio. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available.

- *Level 2* — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Assets and liabilities utilizing Level 2 inputs include certain inventories held in the Company's securities owned and securities sold, not yet purchased portfolio. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying observable market assumptions.

- *Level 3* — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. Assets and liabilities utilizing Level 3 inputs include certain inventories held in the Company's securities owned portfolio. These financial instruments have significant inputs that cannot be validated by readily determinable market data and generally involve considerable judgment by management.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the Consolidated Statements of Financial Condition, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Assets Segregated for Regulatory Purposes. Because quoted market prices are available in an active market, these securities are classified within Level 1 of the valuation hierarchy. These securities consist of government bonds purchased under the TLGP.

Securities Available for Sale. Because quoted market prices are available in an active market, the Company's investment in USHS common stock and the Company's deferred compensation plan's investment in Westwood common stock are classified within Level 1 of the valuation hierarchy.

Securities Owned and Securities Sold, Not Yet Purchased Portfolio. Securities classified as Level 1 securities primarily consist of financial instruments whose value is based on quoted market prices such as corporate equity securities and U.S. government and government agency obligations.

Securities classified as Level 2 securities include financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Securities in this category include corporate obligations, certain U.S. government and government agency obligations and municipal obligations.

Securities classified as Level 3 securities are securities whose fair value is estimated based on internally developed models or methodologies, including discounted cash flow, utilizing significant inputs that are generally less readily observable. The models and methodologies considered the quality of the underlying loans, any related secondary market activity and expectations regarding future interest rate movements. Included in this category are certain corporate equity securities and municipal auction rate securities.

The Company held one municipal auction rate bond with a par amount of $22,650,000 and $23,300,000, at June 24, 2011 and June 25, 2010, respectively, that was classified as a Level 3 security at both June 24, 2011 and June 25, 2010. This security is an investment grade credit, was valued at 95.7% of par, or $21,676,000 at June 24, 2011 and $22,298,000 at June 25, 2010, and yielded less than 1% per year for both periods. The interest rate on the bond is based on the LIBOR rate. The discount on the value of the bond is due to the lack of marketability. While management does not expect any reduction in the cash flow from this bond, the disruption in the credit markets has led to auction failures. The Company currently has the ability to hold this investment until maturity. While the Company expects the issuer of this bond to refinance the debt when LIBOR interest rates rise, there can be no certainty that this refinancing will occur. The Company believes the valuation of this bond at 95.7% of par at June 24, 2011 reflected an appropriate discount for the current lack of liquidity in this investment.

Substantially all of SWS' brokerage assets and liabilities are carried at market value or at amounts which, because of their short-term nature, approximate current fair value.

Other Fair Value Disclosures

The following is a description of the valuation methodologies used for instruments measured at fair value on a non-recurring basis or in accordance with the disclosure requirements of ASC 820 – *Fair Value Measurements and Disclosure*, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities held to maturity. Fair values for securities held to maturity are based upon quoted market prices.

Loans and loans held for sale. Fair values of loans receivable are estimated for portfolios of loans with similar characteristics.

Loans are segregated by type, such as real estate, commercial and consumer, which are further segregated into fixed and adjustable rate interest terms. The fair value of loans receivable is calculated by discounting scheduled cash flows through the estimated maturity using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics.

For loans held for sale that are not part of the mortgage purchase program, fair value was determined at the lower of cost or fair value as determined by the negotiated sales price or if no sales price is yet determined, at an agreed upon acceptance price as determined by management with the assistance of a third party valuation. These loans were valued using Level 3 valuation methodologies.

Fair values for loans held for sale that are part of the mortgage purchase program are determined by outstanding commitments from investors or current investor yield requirements calculated on the aggregate note basis and approximate carrying value.

Real estate owned ("REO") and other repossessed assets. REO and other repossessed assets are valued at the lower of cost or market, less a selling discount and are included in other assets on the Consolidated Statements of Financial Condition. REO and other repossessed assets are valued using Level 3 valuation methodologies. For those investments where the REO is valued at market, the value is determined by third party appraisals or if the REO is being sold in an auction, by accepted bid amount. For those REO assets that are in an auction and a bid has not been accepted, a fair value estimate is derived by utilizing market data including appraised value adjusted for distressed sales. In certain circumstances, the Company adjusts appraised values to more accurately reflect the economic conditions of the area at the time of valuation. These adjustments are largely based on the historical loss on sales of REO properties. Included in other repossessed assets are land leases which are valued using a discounted cash flow analysis. The amount of additional write-downs required to reflect current fair value was $14,221,000, $5,544,000 and $1,136,000 for fiscal years 2011, 2010 and 2009, respectively.

Deposits. The fair value of deposits with no stated maturity, such as interest-bearing checking accounts, passbook savings accounts and advance payments from borrowers for taxes and insurance, are equal to the amount payable on demand (carrying value), as these deposits are very liquid and can reprice immediately. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank ("FHLB"). The fair value of advances from the FHLB is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for borrowings of similar remaining maturities.

(v) Consolidation of Variable Interest Entities

In June 2009, the FASB issued accounting guidance that changes how a company determines when a variable interest entity ("VIE") – an entity that is insufficiently capitalized or is not controlled through voting or similar rights – should be consolidated. This guidance replaced the quantitative approach for determining which company, if any, has a controlling financial interest in a VIE with a more qualitative approach focused on identifying which company has the power to direct the activities of a VIE that most significantly impact the entity's economic performance. Prior to issuance of this standard, a troubled debt restructuring was not an event that required reconsideration of whether an entity is a VIE to determine whether the company is the primary beneficiary of the VIE. This guidance eliminated that exception and requires ongoing reassessment of troubled debt restructurings and whether a company is the primary beneficiary of a VIE. In addition, it requires a company to disclose how its involvement with a VIE affects the company's financial statements. This guidance was effective for annual and interim periods beginning after November 15, 2009 and was applicable to VIEs formed before and after the effective date. The Company's adoption of this standard on July 1, 2010 did not have a material impact on its financial position, results of operations, or liquidity. See **Note 11 Investments and Variable Interest Entities** for the Company's VIE disclosures.

(w) Accounting Pronouncements

The FASB and the SEC have recently issued the following statements and interpretations, which are applicable to SWS. Any other new accounting pronouncements not specifically identified in our disclosures are not applicable to SWS.

Accounting Standards Update ("ASU") 2011-05, "Comprehensive Income." In June 2011, the FASB issued the ASU to increase the prominence of items reported in other comprehensive income. The ASU requires that all nonowner changes in stockholders' equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. The ASU is effective for interim and annual periods beginning after December 15, 2011, the Company's third quarter of fiscal 2012. The Company does not expect the ASU to have a material impact on its financial statements and processes.

ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." In May 2011, the FASB issued the ASU to allow for common fair value measurement and disclosure requirements in U.S. Generally Accepted Accounting Principles ("GAAP") and International Financial Reporting Standards ("IFRS"). Consequently, the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements has changed. FASB does not intend for the changes to result in a change in the application of the requirements in the fair value standard. The ASU clarifies the FASB's intent about the application of existing fair value measurement requirements. The ASU is effective for interim and annual periods beginning after December 15, 2011, the Company's third quarter of fiscal 2012. The Company does not expect the ASU to have a material impact on its financial statements and processes.

ASU 2011-03, "Reconsideration of Effective Control for Repurchase Agreement." In April 2011, the FASB issued the ASU to improve the accounting for repurchase and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. ASU 2011-03 is effective for the first interim or annual period beginning on or after December 15, 2011, which is the Company's fiscal 2012 third quarter. The Company does not expect, upon adoption, the ASU to have material impact on its financial statements and processes.

ASU 2011-02, "A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring." In April 2011, the FASB issued the ASU to enhance the disclosure requirements regarding receivables. The enhanced disclosures are designed to assist creditors in determining whether a modified receivable is to be considered a troubled debt restructuring, including the impact on impairment and disclosures. ASU 2011-02 is effective for the first interim or annual reporting period beginning on or after June 15, 2011, which is the Company's fiscal 2012 first quarter. The Company is in the process of evaluating the disclosure requirements and any impact the new disclosures will have on its financial statements and processes.

(x) Other Comprehensive Income (Loss)
Net holding gains and losses represent the unrealized holding gains and losses on securities available for sale. **See Note 3, Securities Available for Sale.**

2. ASSETS SEGREGATED FOR REGULATORY PURPOSES

At June 24, 2011, SWS held TLGP bonds with a fair value of $55,617,000 and cash of $182,708,000 segregated in special reserve bank accounts for the exclusive benefit of customers under Exchange Act Rule 15c3-3. SWS had no reserve deposits in special reserve bank accounts for the Proprietary Accounts of Introducing Brokers ("PAIB") at June 24, 2011.

At June 25, 2010, SWS held TLGP bonds with a fair value of $62,167,000 and cash of $222,660,000 segregated in special reserve bank accounts for the exclusive benefit of customers under Exchange Act Rule 15c3-3. SWS had no reserve deposits in special reserve bank accounts for the PAIB at June 25, 2010.

3. SECURITIES AVAILABLE FOR SALE

SWS Group owns shares of common stock in USHS and Westwood, which are classified as securities available for sale. Consequently, the unrealized holding gains, net of tax, are recorded as a separate component of stockholders' equity on the Consolidated Statements of Financial Condition. The following table summarizes the cost and market value of the investments at June 24, 2011 and June 25, 2010 (dollars in thousands):

	Shares Held	Original Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
June 24, 2011					
USHS	357,154	$ 914	$ 954	$ —	$ 1,868
Westwood	4,216	7	145	—	152
Securities available for sale		$ 921	$ 1,099	$ —	$ 2,020
June 25, 2010					
USHS	357,154	$ 914	$ 232	$ —	$ 1,146
Westwood	6,383	89	153	—	242
Securities available for sale		$ 1,003	$ 385	$ —	$ 1,388

At June 24, 2011, SWS held shares of stock of Westwood within the Company's deferred compensation plan. The reduction in shares from fiscal 2010 to fiscal 2011 resulted from distributions from the deferred compensation plan.

4. SECURITIES HELD TO MATURITY

Securities held to maturity consist of the following (in thousands):

	June 30, 2011 Recorded Value		June 30, 2010 Recorded Value	
Government National Mortgage Association ("GNMA") securities	$	34,176	$	80,875
Municipal bonds		—		6,265
Total	$	34,176	$	87,140

In March 2011, the Bank purchased GNMA securities at a cost of $35,525,000 including a premium of $525,000. The premium is amortized over the stated maturity of 15 years using the interest method. These securities are classified as held to maturity and are accounted for at amortized cost. The weighted average yield on this investment is expected to be 2.9% and the weighted average maturity is 3.5 years.

In fiscal 2010, the Bank purchased GNMA securities at a cost of $83,047,000 including a premium of $837,000. The premium was being amortized over an average life of four years using the interest method.

The Bank recorded $162,000 and $46,000 in amortization of the premiums for fiscal 2011 and 2010, respectively. During fiscal 2011 and 2010, the Bank received $7,729,000 and $2,791,000 of principal and interest payments, respectively, recording $1,140,000 and $665,000 in interest, respectively. In December 2010, the Bank sold $32,955,000 of the GNMA securities purchased in fiscal year 2010 for $32,976,000, generating a realized gain of $21,000. The Bank sold these securities in order to increase the Bank's capital ratio by reducing the Bank's asset base. As a result of the sale, it was determined that the remaining balance of the GNMA securities was no longer held to maturity and was reclassified to securities available for sale. These securities were marked to market with any unrealized gain/loss being recorded to other comprehensive income. The remaining balance of the GNMA securities was sold in January 2011, yielding a gain of $60,000.

In addition, at June 30, 2010, the Bank held municipal bonds from state and political subdivisions. The Bank recorded amortization of the discount on these securities of $4,900, $28,100 and $7,300 for fiscal 2011, 2010 and 2009, respectively. During fiscal 2011, $6,269,000 of these securities were redeemed, resulting in a gain of $1,078,000.

The amortized cost and estimated fair value of investments held to maturity at June 30, 2011, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

	Securities Held to Maturity			
	Amortized Cost		Fair Value	
Due after ten years	$	34,176	$	34,496
	$	34,176	$	34,496

5. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

At June 24, 2011 and June 25, 2010, SWS had receivable from and payable to brokers, dealers and clearing organizations related to the following (in thousands):

	2011	2010
Receivable:		
Securities failed to deliver	$ 19,387	$ 11,096
Securities borrowed	1,529,707	1,798,910
Correspondent broker/dealers	38,019	44,998
Clearing organizations	20,879	20,958
Other	12,531	13,438
	$ 1,620,523	$ 1,889,400
Payable:		
Securities failed to receive	$ 18,214	$ 17,705
Securities loaned	1,519,665	1,775,693
Correspondent broker/dealers	12,087	11,669
Other	18,067	14,928
	$ 1,568,033	$ 1,819,995

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received subsequent to settlement date. Securities borrowed and loaned represent deposits made to or received from other broker/dealers relating to these transactions. These deposits approximate the market value of the underlying securities.

SWS clears securities transactions for correspondent broker/dealers. Proprietary settled securities and related transactions for these correspondents are included in the receivable from and payable to brokers, dealers and clearing organizations.

SWS participates in the securities borrowing and lending business by borrowing and lending securities other than those of its clients. SWS obtains or releases collateral as prices of the underlying securities fluctuate. At June 24, 2011, SWS had collateral of $1,529,607,000 under securities lending agreements, of which SWS had repledged $1,484,485,000. At June 25, 2010, SWS had collateral of $1,798,791,000 under securities lending agreements, of which SWS had repledged $1,732,411,000.

6. RECEIVABLE FROM AND PAYABLE TO CLIENTS

Receivable from and payable to clients include amounts due on cash and margin transactions. Included in these amounts are receivable from and payable to noncustomers (as defined by Exchange Act Rule 15c3-3, principally officers, directors and related accounts), which aggregated approximately $648,000 and $670,000, respectively, at June 24, 2011 and $1,208,000 and $975,000, respectively, at June 25, 2010. Securities owned by customers and noncustomers that collateralize the receivable are not reflected in the accompanying consolidated financial statements.

SWS pays interest on certain customer "free credit" balances available for reinvestment. The aggregate balance of such funds was approximately $358,678,000 and $325,401,000 at June 24, 2011 and June 25, 2010, respectively. During fiscal 2011, the interest rates paid on these balances ranged from 0.05% to 0.09%. The weighted average interest rate paid was 0.05% in fiscal 2011 and 0.10% in fiscal 2010.

SWS maintains an allowance for doubtful accounts which represents amounts, in the judgment of management, that are necessary to adequately absorb losses from known and inherent risks in receivables from customers. Provisions made to this allowance are charged to operations and are included in other expense in the consolidated statement of income (loss) and comprehensive income (loss). At June 24, 2011 and June 25, 2010, all unsecured customer receivables are provided for in this allowance. The allowance was $243,000 and $521,000 at June 24, 2011 and June 25, 2010, respectively.

7. LOANS HELD FOR SALE

Loans held for sale consist of originated loans that were held for investment that management subsequently decided to sell (referred to as "other loans held for sale") as well as purchased loans held for sale as part of the mortgage purchase program.

The recorded values of loans held for sale were as follows (in thousands):

	June 30, 2011	June 30, 2010
Mortgage purchase program	$ —	$ 424,055
Other loans held for sale	5,241	—
Total	$ 5,241	$ 424,055

8. LOANS AND ALLOWANCE FOR PROBABLE LOAN LOSSES

The Bank grants loans to customers primarily within Texas and New Mexico. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their loans is dependent upon the general economic conditions of Texas and New Mexico.

Loans receivable at June 30, 2011 and 2010 are summarized as follows (in thousands):

	2011	2010
Loans receivable:		
Residential construction	$ 69,413	$ 128,552
Lot and land development	60,070	121,214
1-4 family	217,175	153,031
Commercial real estate	407,947	515,274
Multi-family	60,831	75,481
Commercial loans	173,170	191,694
Consumer loans	3,055	4,692
	991,661	1,189,938
Unamortized premiums and discounts	(460)	(732)
	991,201	1,189,206
Allowance for probable loan losses	(44,433)	(35,141)
	$ 946,768	$ 1,154,065

The total amount of unamortized deferred fees and costs in the loans receivable balances at June 30, 2011 and 2010, were $1,452,000 and $2,297,000, respectively.

In the second quarter of fiscal 2011, the Company adopted ASU 2010-20, *"Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses."* The information requested by this ASU is included in the tables below.

The allowance for probable loan loss is increased by charges to income and decreased by charge-offs (net of recoveries). Management periodically evaluates the adequacy of the allowance on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions. In determining the appropriate balance at the balance sheet date, management evaluated the Bank's historical loss percentage, concentrations of risk in the portfolio, estimated changes in the value of underlying collateral as well as changes in the volume and growth in the portfolio.

The analysis of the allowance for probable loan losses for fiscal 2011, 2010 and 2009 and the recorded investment in loans receivable at June 30, 2011 and June 30, 2010 was as follows (in thousands):

	June 30, 2011			June 30, 2010			June 30, 2009		
	Real-Estate	Non-Real Estate	Total	Real-Estate	Non-Real Estate	Total	Real-Estate	Non-Real Estate	Total
Allowance for credit losses:									
Balance at beginning of period	$ 32,257	$ 2,884	$ 35,141	$ 13,416	$ 1,315	$ 14,731	$ 6,079	$ 857	$ 6,936
Charge-offs	(39,782)(*)	(2,564)(*)	(42,346)	(24,460)	(1,824)	(26,284)	(4,736)	(989)	(5,725)
Recoveries	600	71	671	1,542	34	1,576	155	42	197
Net charge-offs	(39,182)	(2,493)	(41,675)	(22,918)	(1,790)	(24,708)	(4,581)	(947)	(5,528)
Additions charged to operations	45,908	5,059	50,967	41,759	3,359	45,118	11,918	1,405	13,323
Balance at end of period	$ 38,983	$ 5,450	$ 44,433	$ 32,257	$ 2,884	$ 35,141	$ 13,416	$ 1,315	$ 14,731
Ending balance: individually evaluated for impairment	$ 2,728	$ 425	$ 3,153	$ 3,211	$ —	$ 3,211	$ 1,853	$ 154	$ 2,007
Ending balance: collectively evaluated for impairment	$ 36,255	$ 5,025	$ 41,280	$ 29,046	$ 2,884	$ 31,930	$ 11,563	$ 1,161	$ 12,724
Financing receivables:									
Balance at end of period	$ 814,951	$ 176,250	$ 991,201	$ 992,769	$ 196,437	$ 1,189,206			
Ending balance: individually evaluated for impairment	$ 73,419	$ 4,636	$ 78,055	$ 40,461	$ 473	$ 40,934			
Ending balance: collectively evaluated for impairment	$ 741,532	$ 171,614	$ 913,146	$ 952,308	$ 195,964	$ 1,148,272			

(*) $17,399,000 and $380,000 of the total charge-offs for real-estate and non-real estate loans, respectively, are for the loans reclassified to loans held for sale.

The allowance to ending loan balance ratio as of June 30, 2011 and June 30, 2010 was 4.48% and 2.96%, respectively.

Loans receivable on non-accrual status as of June 30, 2011 and June 30, 2010 were as follows (in thousands):

	June 30, 2011	June 30, 2010
Real estate:		
1-4 family	$ 3,377	$ 6,065
Lot and land development	17,888	8,776
Multi-family	14,493	2,394
Residential construction	4,799	3,809
Commercial real estate	20,626	16,911
Non-real estate:		
Commercial loans	3,166	462
Consumer loans	21	11
	$ 64,370	$ 38,428

Loans are classified as non-performing when they are 90 days or more past due as to principal or interest or when reasonable doubt exists as to timely collectability. The Bank uses a standardized review process to determine which loans should be placed on non-accrual status. At the time a loan is placed on non-accrual status, previously accrued and uncollected interest is reversed against interest income. Interest income on non-accrual loans is subsequently recognized to the extent cash payments are received for loans where ultimate full collection is likely. For loans where ultimate collection is not likely, interest payments are applied to the outstanding principal and income is only recognized if full payment is made. The average recorded investment in non-accrual loans at June 30, 2011 and June 30, 2010 was approximately $63,504,000 and $31,000,000, respectively. For fiscal 2011, 2010 and 2009, interest income recorded on the non-accrual loans prior to being placed on non-accrual status totaled approximately $1,218,000, $842,000 and $817,000, respectively.

The following tables highlight the Bank's recorded investment and unpaid principal balance for impaired loans by type as well as the related allowance, average recorded investment and interest income recognized as of June 30, 2011 and June 30, 2010 (in thousands):

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment (*)	Interest Income Recognized (#)
June 30, 2011					
With no related allowance recorded:					
1-4 family	$ 3,214	$ 3,604	$ —	$ 6,032	$ 2
Lot and land development	19,418	20,329	—	13,630	70
Multi-family	14,493	15,303	—	10,318	—
Residential construction	4,799	5,702	—	3,181	—
Commercial real estate	11,446	13,658	—	14,705	35
Commercial loans	2,818	3,740	—	1,837	—
Consumer loans	21	27	—	98	—
	$ 56,209	$ 62,363	$ —	$ 49,801	$ 107
June 30, 2011					
With an allowance recorded:					
1-4 family	$ 2,560	$ 2,560	$ 381	$ 3,136	$ 136
Lot and land development	112	112	23	1,167	24
Multi-family	—	—	—	3,626	—
Residential construction	230	230	2	116	10
Commercial real estate	17,147	17,784	2,322	13,995	291
Commercial loans	1,797	1,797	425	682	539
Consumer loans	—	—	—	—	—
	$ 21,846	$ 22,483	$ 3,153	$ 22,722	$ 1,000

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment (*)	Interest Income Recognized (#)
June 30, 2011					
Total					
1-4 family	$ 5,774	$ 6,164	$ 381	$ 9,168	$ 138
Lot and land development	19,530	20,441	23	14,797	94
Multi-family	14,493	15,303	—	13,944	—
Residential construction	5,029	5,932	2	3,297	10
Commercial real estate	28,593	31,442	2,322	28,700	326
Commercial loans	4,615	5,537	425	2,519	539
Consumer loans	21	27	—	98	—
	$ 78,055	$ 84,846	$ 3,153	$ 72,523	$ 1,107

(*) Represents the average recorded investment for the fiscal year ended June 30, 2010.
(#) Represents interest income recognized on impaired loans for the fiscal year ended June 30, 2010.

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment (*)	Interest Income Recognized (#)
June 30, 2010					
With no related allowance recorded:					
1-4 family	$ 6,177	$ 6,915	$ —	$ 4,091	$ —
Lot and land development	9,514	10,040	—	5,879	127
Multi-family	2,394	4,896	—	802	—
Residential construction	3,839	4,039	—	4,377	—
Commercial real estate	9,350	12,983	—	7,626	—
Commercial loans	462	997	—	1,297	—
Consumer loans	11	17	—	4	
	31,747	39,887	—	24,076	127
June 30, 2010					
With an allowance recorded:					
1-4 family	—	—	—	1,352	—
Lot and land development	1,626	1,626	450	2,082	—
Multi-family	—	—	—	1,207	—
Residential construction	—	—	—	1,543	—
Commercial real estate	7,561	7,574	2,761	3,130	—
Commercial loans	—	—	—	456	—
Consumer loans	—	—	—	5	—
	9,187	9,200	3,211	9,775	—
June 30, 2010					
Total					
1-4 family	6,177	6,915	—	5,443	—
Lot and land development	11,140	11,666	450	7,961	127
Multi-family	2,394	4,896	—	2,009	—
Residential construction	3,839	4,039	—	5,920	—
Commercial real estate	16,911	20,557	2,761	10,756	—
Commercial loans	462	997	—	1,753	—
Consumer loans	11	17	—	9	—
	$ 40,934	$ 49,087	$ 3,211	$ 33,851	$ 127

(*) Represents the average recorded investment for the fiscal year ended June 30, 2010.
(#) Represents interest income recognized on impaired loans for the fiscal year ended June 30, 2010.

In compliance with the Order to Cease and Desist, Order No. WN-11-003, effective February 4, 2011 (the "Order"), the Bank implemented processes to continuously monitor the credit quality of its loan portfolio as well as compliance with both internal policies and regulatory guidance. These processes include an internal credit review department and the use of external credit review consultants. Reports provided by these groups to management and the Board assist in overall risk mitigation for the Bank's loan portfolio and with compliance with the Order. See **Note 27, Cease and Desist Order with the Office of Thrift Supervision**.

The Bank prepares a criticized and classified loan report that it uses to assist in calculating an adequate allowance for loan losses. The following tables summarize this report and highlight the overall quality of the Bank's financing receivables, excluding loans held for sale, as of June 30, 2011 and June 30, 2010 (in thousands):

	Pass	Special Mention (*)	Substandard (#)	Total
June 30, 2011				
1-4 family	$ 198,719	$ 61	$ 18,258	$ 217,038
Lot and land development	24,873	3,230	31,887	59,990
Multi-family	34,378	6,225	20,210	60,813
Residential construction	20,860	465	11,971	33,296
Commercial real estate	337,254	7,193	99,367	443,814
Commercial loans	155,174	4,103	13,918	173,195
Consumer loans	3,021	13	21	3,055
	$ 774,279	$ 21,290	$ 195,632	$ 991,201

	Pass	Special Mention (*)	Substandard (#)	Total
June 30, 2010				
1-4 family	$ 138,470	$ 876	$ 13,449	$ 152,795
Lot and land development	90,870	—	30,213	121,083
Multi-family	64,169	16,440	2,394	83,003
Residential construction	70,178	—	10,285	80,463
Commercial real estate	463,019	13,462	78,944	555,425
Commercial loans	187,344	—	4,401	191,745
Consumer loans	4,681	—	11	4,692
	$ 1,018,731	$ 30,778	$ 139,697	$ 1,189,206

(*) These loans are currently protected by the current sound worth and paying capacity of the obligor, but have a potential weakness that would create a higher credit risk.

(#) These loans exhibit well defined weaknesses that could jeopardize the ultimate collection of all or part of the debt. Substandard loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Loss potential, while existing in the aggregate for substandard assets, does not have to exist in individual assets classified as "Substandard".

The following tables highlight the age of the Bank's past due financing receivables as of June 30, 2011 and 2010 (in thousands):

June 30, 2011	30-59 Days Past Due	60-89 Days Past Due	90 Days and Greater	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 Days and Accruing
1-4 family	$ 837	$ 221	$ 2,053	$ 3,111	$ 213,927	$ 217,038	$ —
Lot and land development	714	—	2,373	3,087	56,903	59,990	—
Multi-family	—	—	2,010	2,010	58,803	60,813	—
Residential construction	870	849	4,251	5,970	27,326	33,296	—
Commercial real estate	1,452	2,799	9,870	14,121	429,693	443,814	—
Commercial loans	1,446	717	2,222	4,385	168,810	173,195	—
Consumer loans	63	13	14	90	2,965	3,055	—
	$ 5,382	$ 4,599	$ 22,793	$ 32,774	$ 958,427	$ 991,201	$ —

June 30, 2010	30-59 Days Past Due	60-89 Days Past Due	90 Days and Greater	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 Days and Accruing
1-4 family	$ 2,384	$ 1,158	$ 3,302	$ 6,844	$ 145,951	$ 152,795	$ 29
Lot and land development	1,150	4,134	2,708	7,992	113,091	121,083	—
Multi-family	—	—	2,394	2,394	80,609	83,003	—
Residential construction	—	367	1,701	2,068	78,395	80,463	—
Commercial real estate	168	2,845	6,181	9,194	546,231	555,425	—
Commercial loans	32	—	263	295	191,450	191,745	—
Consumer loans	1	—	—	1	4,691	4,692	—
	$ 3,735	$ 8,504	$ 16,549	$ 28,788	$ 1,160,418	$ 1,189,206	$ 29

9. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased at June 24, 2011 and June 25, 2010, which are carried at fair value, include the following (in thousands):

	2011	2010
Securities owned:		
Corporate equity securities	$ 2,140	$ 12,734
Municipal obligations	98,265	132,142
U.S. government and government agency obligations	27,380	19,518
Corporate obligations	72,053	70,844
Other	21,749	10,349
	$ 221,587	$ 245,587
Securities sold, not yet purchased:		
Corporate equity securities	$ —	$ 925
Municipal obligations	—	17
U.S. government and government agency obligations	50,973	45,326
Corporate obligations	17,289	20,867
Other	399	459
	$ 68,661	$ 67,594

Certain of the above securities were pledged to secure short-term borrowings (see **Note 13, Short-Term Borrowings**) and as security deposits at clearing organizations for SWS' clearing business. Securities pledged as security deposits at clearing organizations were $2,550,000 and $2,899,000 at June 24, 2011 and June 25, 2010, respectively. Additionally, at June 24, 2011 and June 25, 2010, SWS had pledged firm securities valued at $0 and $1,089,000, respectively, in conjunction with securities lending activities.

10. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

At June 24, 2011, SWS held reverse repurchase agreements totaling $42,649,000, collateralized by U.S. government and government agency obligations with a fair value of approximately $42,834,000. At June 25, 2010, SWS held reverse repurchase agreements totaling $30,507,000, collateralized by U.S. government and government agency obligations with a market value of approximately $30,465,000.

11. INVESTMENTS AND VARIABLE INTEREST ENTITIES

SWS has interests in three investment partnerships that are accounted for under the equity method, which approximates fair value as described in **Note 1(u), Fair Value of Financial Instruments**. One is a limited partnership venture capital fund to which SWS committed $5,000,000. As of June 24, 2011, SWS had fulfilled its $5,000,000 commitment. Based on a review of the fair value of this limited partnership investment, SWS determined that its share of the investments made by the limited partnership should be valued at $2,114,000 as of June 24, 2011 and $2,294,000 as of June 25, 2010. SWS recorded net losses on this investment for fiscal years 2011 and 2009 of $180,000 and $2,695,000, respectively, and a net gain of $1,254,000 for fiscal 2010. The limited partnership venture capital fund has entered into an agreement with the small business administration (SBA) for a self-liquidation plan.

The other two investments are limited partnership equity funds to which the Bank committed $3,000,000 in fiscal 2007 and $2,000,000 in fiscal 2009 as a cost effective way of meeting its obligations under the Community Reinvestment Act of 1977 ("CRA"). As of June 30, 2011, the Bank had invested $2,700,000 of its aggregate $5,000,000 commitment to the two funds. During fiscal 2011, 2010 and 2009, the Bank recorded gains of $389,000, $323,000 and $1,320,000, respectively, related to these investments. During fiscal 2011, the Bank received a $306,000 distribution from one of these investments. On January 28, 2009, the Bank executed a loan agreement with one of the partnerships for $4,500,000. The loan was amended on November 16, 2009 to increase the note amount to $5,000,000. The loan matures on September 27, 2011 and had an outstanding balance at June 30, 2011 and 2010 of $4,941,000 and $4,991,000, respectively. The loan bears interest at the Wall Street Journal Prime Rate with a floor of 5% and interest is due monthly. The Bank earned approximately $250,000, $242,000 and $67,000 in interest income in fiscal 2011, 2010 and 2009, respectively on the loan.

A VIE is a partnership, limited liability company, trust, or other legal entity that does not have sufficient equity to finance its activities without additional subordinated financial support from other parties, or whose investors lack one of three characteristics associated with owning a controlling financial interest. Those characteristics are: (i) the direct or indirect ability to make decisions about an entity's activities through voting rights or similar rights; (ii) the obligation to absorb the expected losses of an entity, if they occur; and (iii) the right to receive the expected residual returns of the entity, if they occur.

GAAP requires VIEs to be consolidated by the party that has both (i) the ability to direct the VIE's activities that most impact the entity's economic performance and (ii) who is exposed to a majority of the VIE's expected losses and/or residual returns (i.e., meets the definition of the primary beneficiary). The following table summarizes the VIEs in which the Company has an interest and discusses the application of the accounting treatment applied for these VIEs.

The loans to commercial borrowers secured by real estate noted in the table below meet the definition of a VIE as the entities are insufficiently capitalized; however, the Company is not the primary beneficiary of the legal entities. The Company has lender's rights and remedies as defined in promissory notes and loan agreements. The Company has no controlling interests in the operations of the legal entities of its borrowers. No support outside of contractual obligations has been provided to the borrower by the Company. Accordingly, the entities are not consolidated in the Company's financial statements.

($ in thousands)	June 30, 2011		
	Number of VIEs	Carrying Amount of Assets	Maximum Exposure to Loss
Loans to commercial borrowers secured by real estate	3	$ 6,280	$ 6,280

The carrying amount of the Company's recorded investment in these loans is included in loans, net of allowance for loan losses in the Consolidated Statements of Financial Condition. See additional discussion in **Note 8, Loans and Allowance for Probable Loan Losses.**

12. INTANGIBLE ASSETS

On March 22, 2006, the Company entered into an agreement with TD Ameritrade Holding Corporation, ("Ameritrade") to transfer Ameritrade's correspondent clearing clients to the Company. This transaction closed in July 2006. As a result of this transaction, the Company recorded a customer relationship intangible of $5,060,000. The intangible asset is being amortized over a five year period at a rate based on the estimated future economic benefit of the customer relationships. SWS recognized approximately $785,000, $942,000 and $1,130,000 of amortization expense in fiscal 2011, 2010 and 2009, respectively. The net intangible asset is included in other assets on the Consolidated Statements of Financial Condition. SWS's estimated future amortization expense for this intangible asset is as follows (in thousands):

Fiscal 2012	$ 6
	$ 6

13. SHORT-TERM BORROWINGS

The following table details the components of short-term borrowings for the brokerage segments at June 24, 2011 and June 25, 2010 and for the Bank at June 30, 2011 and 2010 (in thousands):

	2011			
	Limit	Collateral	Outstanding	Available
Short-term borrowings brokerage:				
Unsecured lines of credit:				
Broker lines of credit (1)	$ 300,000	$ 111,521	$ 72,000	$ 228,000
Other (2)	20,000	N/A	—	19,750
Secured lines of credit (3)	45,000	61,788	38,000	7,000
Unsecured letters of credit:				
Securities clearing organizations (4)	250	N/A	—	N/A
Support for options trading (5)	75,000	95,987	—	65,000
Mydiscountbroker.com (6)	N/A	N/A	—	N/A
Underwriting activities (7)	N/A	N/A	—	N/A
Short-term borrowings Bank:				
Unsecured lines of credit (8)	N/A	N/A	—	N/A
Secured lines of credit (9)	N/A	N/A	—	82,595
			$ 110,000	

	2010			
	Limit	Collateral	Outstanding	Available
Short-term borrowings brokerage:				
Unsecured lines of credit:				
Broker lines of credit [1]	$ 300,000	$ 167,564	$ 110,000	$ 190,000
Other [2]	20,000	N/A	—	19,107
Secured lines of credit [3]	50,000	N/A	—	50,000
Unsecured letters of credit:				
Securities clearing organizations [4]	250	N/A	—	N/A
Support for options trading [5]	75,000	80,946	—	55,000
Mydiscountbroker.com [6]	143	N/A	—	N/A
Underwriting activities [7]	500	N/A	—	N/A
Short-term borrowings Bank:				
Unsecured lines of credit [8]	30,000	N/A	—	30,000
Secured lines of credit [9]	N/A	N/A	—	96,154
			$ 110,000	

(1) These lines of credit are used primarily to finance securities owned, securities held for correspondent broker/dealer accounts, receivables in customers' margin accounts, and underwriting activities. These lines may also be used to release pledged collateral against day loans. These credit arrangements are provided on an "as offered" basis, are not committed lines of credit and can be terminated at any time by the lender. Any outstanding balance under these credit arrangements is due on demand and bears interest at rates indexed to the federal funds rate (0.08% at June 24, 2011).

(2) This unsecured line of credit is due on demand and bears interest at rates indexed to the federal funds rate. This credit arrangement is provided on an "as offered" basis and is not a committed line of credit. The total amount of borrowings available under this line of credit is reduced by the amount outstanding on the line and under any unsecured letters of credit at the time of borrowing. This unsecured letters of credit aggregated $250,000 at June 24, 2011 and $893,000 at June 25, 2010.

(3) On January 29, 2010, Southwest Securities entered into an agreement with an unaffiliated bank for a $50,000,000 committed revolving credit facility. The facility included up to $15,000,000 in unsecured credit. On January 28, 2011, Southwest Securities renewed this facility. The new facility provides up to $45,000,000 of secured borrowings. The commitment fee is 37.5 basis points, and when drawn, the interest rate is equal to the federal funds rate plus 75 basis points. The agreement provides that Southwest Securities must maintain a tangible net worth of at least $150,000,000.

(4) These unsecured letters of credit are pledged to support SWS's open positions with securities clearing organizations, bear a 1% commitment fee and are renewable semi-annually.

(5) This irrevocable letter of credit agreement is pledged to support customer open options positions with an options clearing organization. The letter of credit bears interest at the brokers' call rate (0.5% at June 24, 2011), if drawn, and is renewable semi-annually. The letter of credit is fully collateralized by marketable securities held in client and non-client margin accounts.

(6) This unsecured letter of credit was issued for a sub-lease of space previously occupied by Mydiscountbroker.com, a subsidiary of SWS dissolved in July 2004. This letter of credit, which had a 1% commitment fee and was renewable annually, expired in September 2010.

(7) This unsecured letter of credit was pledged to support Southwest Securities underwriting activities, had a 1% commitment fee, was renewable annually and expired in May 2011.

(8) This agreement with an unaffiliated bank was used for the purchase of federal funds with a floating interest rate. The unaffiliated bank was not obligated by the agreement to sell federal funds to the Bank. The proceeds from the line of credit was used by the Bank to support short-term liquidity needs. This agreement was cancelled in December 2010.

(9) The Bank entered into this secured line of credit agreement with the Federal Reserve Bank of Dallas. This line of credit is secured by the Bank's commercial loan portfolio. This line is due on demand and bears interest at a rate equal to the federal funds target rate plus 100 basis points.

Brokerage. In addition to using customer securities to collateralize bank loans, SWS also loans client securities as collateral in conjunction with SWS' securities lending activities. At June 24, 2011, approximately $319,885,000 of client securities under customer margin loans was available to be pledged, of which SWS had pledged $35,181,000 under securities loan agreements. At June 25, 2010, approximately $275,260,000 of client securities under customer margin loans was available to be pledged, of which SWS had pledged $41,629,000 under securities loan agreements.

14. DEPOSITS

Bank core deposits at June 30, 2011 and 2010 were as follows (dollars in thousands):

	2011		2010	
	Amount	Percent	Amount	Percent
Noninterest bearing demand accounts	$ 69,131	6.3%	$ 80,590	5.4%
Interest bearing demand accounts	10,288	0.9	99,529	6.7
Savings accounts	952,775	86.1	1,197,659	80.5
Limited access money market accounts	25,961	2.4	37,929	2.5
Certificates of deposit, less than $100,000	27,002	2.4	38,861	2.6
Certificates of deposit, $100,000 and greater	21,314	1.9	34,236	2.3
	$ 1,106,471	100.0%	$ 1,488,804	100.0%

The year to date weighted average interest rate on deposits was approximately 0.13% and 0.25% at June 30, 2011 and 2010, respectively.

At June 30, 2011, scheduled maturities of certificates of deposit were as follows (in thousands):

	2011	2012	2013	2014	Thereafter	Total
Certificates of deposit, less than $100,000	$ 19,281	$ 2,854	$ 1,241	$ 3,278	$ 348	$ 27,002
Certificates of deposit, $100,000 and greater	14,356	2,759	869	3,003	327	21,314
	$ 33,637	$ 5,613	$ 2,110	$ 6,281	$ 675	$ 48,316

The Bank is funded primarily by core deposits, with interest bearing checking accounts and savings accounts from Southwest Securities customers making up a significant source of these deposits.

15. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Interest on these agreement amounts is accrued and is included in the Statement of Financial Condition in other liabilities. Securities sold under repurchase agreements at June 24, 2011 were $10,313,000. At June 25, 2010, SWS had repurchase agreements totaling $12,389,000.

16. ADVANCES FROM THE FEDERAL HOME LOAN BANK

At June 30, 2011 and 2010, advances from the FHLB were due as follows (in thousands):

	2011	2010
Maturity:		
Due within one year	$ 8,465	$ 33,714
Due within two years	14,987	9,376
Due within five years	34,081	48,050
Due within seven years	4,803	6,274
Due within ten years	7,218	5,486
Due within twenty years	25,158	29,921
	$ 94,712	$ 132,821

Pursuant to collateral agreements, the advances from the FHLB had interest rates ranging from 2% to 7% and were collateralized by approximately $354,000,000 of collateral value (as defined) in qualifying loans at June 30, 2011 (calculated at March 31, 2011). The weighted average interest rate was 4.6% in fiscal 2011. At June 30, 2010 (calculated at March 31, 2010), the advances from the FHLB had interest rates from 0.1% to 7% and were collateralized by approximately $483,000,000 of collateral value in qualifying loans. The weighted average interest rate was 3.9% in fiscal 2010.

17. INCOME TAXES

Income tax expense for fiscal 2011, 2010 and 2009 (effective rate of 30.6% in fiscal 2011, 36.4% in fiscal 2010 and 38.5% in fiscal 2009) differs from the amount that would otherwise have been calculated by applying the federal corporate tax rate (35% in fiscal 2011, 2010 and 2009) to income from continuing operations before income tax expense and is comprised of the following (in thousands):

	2011	2010	2009
Income tax expense (benefit) at the statutory rate	$ (11,709)	$ (1,593)	$ 13,450
Tax exempt interest	(892)	(782)	(1,100)
Tax exempt expense (income) from company-owned life insurance ("COLI")	(483)	(373)	886
State income taxes, net of federal tax benefit	272	1,069	1,638
Non-deductible meals and entertainment	160	274	303
Non-deductible compensation	1,050	—	—
Valuation allowance(*)	844	—	—
Other, net	507	(254)	(379)
	$ (10,251)	$ (1,659)	$ 14,798

(*) See **Note, 1(p) Federal Income Taxes** for discussion of the valuation allowance.

Income taxes as set forth in the consolidated statements of income (loss) and comprehensive income (loss) consisted of the following components (in thousands):

	2011	2010	2009
Current			
Federal	$ (7,979)	$ 4,383	$ 18,422
State	921	2,303	2,491
	(7,058)	6,686	20,913
Deferred			
Federal	$ (2,923)	$ (7,395)	$ (5,910)
State	(270)	(950)	(205)
	(3,193)	(8,345)	(6,115)
Total income tax expense (benefit)	$ (10,251)	$ (1,659)	$ 14,798

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities as of June 24, 2011 and June 25, 2010 are presented below (in thousands):

	2011	2010
Deferred tax assets:		
Employee compensation plans	$ 12,711	$ 11,787
Allowance for probable loan losses	16,735	12,625
Bad debt reserve	1,709	1,847
Deferred rent	1,659	1,675
Fixed assets, net	—	202
Gain on sale of loans deferred for book	508	804
Investment in unconsolidated ventures	128	384
State taxes	1,426	1,155
Other	690	643
Gross deferred tax assets	35,566	31,122
Valuation Allowance	(844)	—
Net deferred tax assets	$ 34,722	$ 31,122

	2011	2010
Deferred tax liabilities:		
Securities available for sale	$ (398)	$ (145)
Extraordinary gain related to the M.L. Stern acquisition	(239)	(239)
Fixed assets, net	(440)	—
Other	(66)	(99)
Total gross deferred tax liabilities	(1,143)	(483)
Net deferred tax assets – included in other assets on the Consolidated Statements of Financial Condition	$ 33,579	$ 30,639

18. REGULATORY CAPITAL REQUIREMENTS

Brokerage. The Company's broker/dealer subsidiaries are subject to the SEC Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. Southwest Securities has elected to use the alternative method, permitted by the Rule, which requires that it maintain minimum net capital, as defined in Rule 15c3-1 of the Exchange Act, equal to the greater of $1,000,000 or 2% of aggregate debit balances, as defined in Rule 15c3-3 of the Exchange Act. Additionally, the net capital rule of the NYSE provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of the aggregate debit items. The net capital position of Southwest Securities was as follows (in thousands):

	June 24, 2011	June 25, 2010
Net capital	$ 121,928	$ 133,582
Less: required net capital	6,489	5,923
Excess net capital	$ 115,439	$ 127,659
Net capital as a percent of aggregate debit items	37.6%	45.1%
Net capital in excess of 5% aggregate debit items	$ 105,705	$ 118,775

SWS Financial follows the primary (aggregate indebtedness) method under Exchange Act Rule 15c3-1, which requires the maintenance of the larger of minimum net capital of $250,000 or 1/15 of aggregate indebtedness. The net capital position of SWS Financial was (in thousands):

	June 24, 2011	June 25, 2010
Net capital	$ 1,056	$ 1,054
Less: required net capital	250	250
Excess net capital	$ 806	$ 804

Banking. The Bank is subject to various regulatory capital requirements administered by federal agencies. Quantitative measures, established by regulation to ensure capital adequacy, require maintaining minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in 12 CFR 165 and 12 CFR 167) to risk-weighted assets (as defined) and of Tier I (core) capital (as defined) to adjusted assets (as defined). Federal statutes and OCC regulations have established five capital categories for federal savings banks: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. The federal banking agencies have jointly specified by regulation the relevant capital level for each category. An institution is defined as well-capitalized when its total risk-based capital ratio is at least 10.00%, its Tier I risk-based capital ratio is at least 6.00%, its Tier I (core) capital ratio is at least 5.00%, and it is not subject to any federal supervisory order or directive to meet a specific capital level.

On February 4, 2011, the Board of Directors of the Bank signed a Stipulation and Consent to Issuance of Order to Cease and Desist and the OTS issued the Order. Accordingly, as a result of the issuance of the Order, effective February 4, 2011, the Bank was deemed to be "adequately capitalized" and no longer met the definition of "well capitalized" under federal statutes and OTS regulations even though its capital ratios met or exceeded all applicable requirements under Federal law, OTS regulations and the Order. See additional discussion in **Note 27, Cease and Desist Order with the Office of Thrift Supervision.** As of June 30, 2010, the Bank met all capital requirements to which it was subject and satisfied the requirements to be defined as a well-capitalized institution. As of June 30, 2011, the Bank's total risk-based capital ratio was 15.6%, resulting in $32,878,000 in excess capital over the Order's total risk-based capital requirement of $110,920,000, and its Tier I risk-based capital ratio was 14.3% and its Tier I (core) capital ratio was 9.9%, resulting in $25,201,000 in excess capital over the Order's Tier I (core) capital requirement of $107,043,000.

The Bank's capital amounts and ratios at June 30, 2011 and 2010 were (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions		Order's Capital Requirements	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2011								
Total risk-based capital	$ 143,798	15.6 %	$ 73,946	8.0 %	$ 92,433	10.0%	$ 110,920	12.0%
Tier I risk-based capital	132,244	14.3	36,973	4.0	55,460	6.0	73,946	8.0
Tier I (core) capital	132,244	9.9	53,522	4.0	66,902	5.0	107,043	8.0
June 30, 2010:								
Total risk-based capital	$ 172,483	12.2 %	$ 113,015	8.0 %	$ 141,268	10.0%		
Tier I risk-based capital	154,824	11.0	56,507	4.0	84,761	6.0		
Tier I (core) capital	154,824	8.7	71,958	4.0	89,948	5.0		

19. EMPLOYEE BENEFITS

Profit Sharing/401(k) Plan. SWS has a defined contribution profit sharing/401(k) plan covering substantially all of its employees. Employer provided profit sharing plan benefits become fully vested after six years of service by the participant. Profit sharing contributions are accrued and funded at SWS' discretion. There were no profit sharing contributions in fiscal 2011 and 2010. In fiscal 2009, there was a profit sharing contribution of $439,000. Under the 401(k) portion of the plan, SWS provides a match of up to 4% of eligible compensation. SWS' matching contributions vest immediately and the expense totaled approximately $4,133,000, $4,285,000, and $3,709,000 in fiscal 2011, 2010 and 2009, respectively.

M.L. Stern provided a profit sharing 401(k) defined contribution plan (the "Contribution Plan") that covered all of its full-time employees. M.L. Stern matched, at its discretion, a set percentage of employees' contributions. In fiscal 2009, M.L. Stern made discretionary contributions to the Contribution Plan and the profit sharing plan of $255,000 and $56,000, respectively. Effective January 1, 2009, this plan merged with the SWS profit sharing/401(k) plan.

Deferred Compensation Plan. SWS Group provides a deferred compensation plan for eligible officers and employees to defer a portion of their bonus compensation and commissions. The assets of the deferred compensation plan include investments in SWS Group common stock, Westwood common stock and COLI. Investments in SWS Group common stock are carried at cost and are held as treasury stock with an offsetting deferred compensation liability in the equity section of the Consolidated Statements of Financial Condition. Investments in Westwood common stock are carried at market value and recorded as securities available for sale. Investments in COLI are carried at the cash surrender value of the insurance policies and recorded in other assets in the Consolidated Statements of Financial Condition.

For fiscal 2011 and 2010, approximately $17,838,000 and $16,248,000 was invested in the deferred compensation plan, respectively. The fair value of SWS Group common stock held in the deferred compensation plan at June 24, 2011 and June 25, 2010 was $1,480,000 and $2,200,000, respectively. The fair value of Westwood common stock held in the deferred compensation plan at June 24, 2011 and June 25, 2010 was $152,000 and $242,000, respectively. The cash surrender value of COLI held in the deferred compensation plan at June 24, 2011 and June 25, 2010 was $15,416,000 and $12,592,000, respectively. Funds totaling $3,353,000 were invested in 262,372 shares of SWS Group common stock, with the remainder invested in Westwood common stock and COLI as of June 24, 2011. Funds totaling $3,207,000 were invested in 216,295 shares of SWS Group common stock, with the remainder invested in Westwood common stock and COLI as of June 25, 2010. Approximately $2,125,000, $2,638,000 and $3,049,000 of compensation expense was recorded for participant contributions and employer matching contributions related to the deferred compensation plan in fiscal 2011, 2010 and 2009, respectively. The trustee of the deferred compensation plan is Wilmington Trust Company.

The trustee under the deferred compensation plan periodically purchases the Company's common stock in the open market in accordance with the terms of the plan. This stock is classified as treasury stock in the consolidated financial statements, but participates in dividends declared by SWS. The plan purchased 68,000 shares during fiscal 2011 at a cost of $439,000 or $6.45 per share. The plan purchased 34,999 shares during fiscal 2010 at a cost of $472,000 or $13.50 per share. During fiscal 2011 and 2010, 21,923 and 5,575 shares, respectively, were sold or distributed pursuant to the plan.

Stock Option Plan. At June 24, 2011, SWS had no active stock option plans. All outstanding options under the 1996 Plan may still be exercised until their contractual expiration date occurs. Options granted under the 1996 Plan have a maximum ten-year term, and all options are fully vested. See **Note 1(r), Stock-Based Compensation.**

A summary of the status of SWS' outstanding stock options as of June 24, 2011, June 25, 2010 and June 26, 2009 is presented below:

	2011		2010		2009	
	Underlying Shares	Weighted-Average Exercise Price	Underlying Shares	Weighted Average Exercise Price	Underlying Shares	Weighted-Average Exercise Price
Outstanding, beginning of period	420,998	$ 11.41	524,388	$ 12.52	566,168	$ 12.34
Exercised	—	—	(3,000)	8.95	(40,005)	10.06
Forfeited	(222,929)	13.06	(100,390)	17.28	(1,775)	12.96
Outstanding, end of period	198,069	$ 9.54	420,998	$ 11.41	524,388	$ 12.52
Exercisable, end of period	198,069		420,998		524,388	

The following table summarizes information for the stock options outstanding at June 24, 2011:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$6.72 - $8.96	110,700	1.16	$ 8.95	110,700	$ 8.95
$8.97 - $11.20	87,369	0.21	10.30	87,369	10.30
	198,069	0.74	$ 9.54	198,069	$ 9.54

Restricted Stock Plan. The Restricted Stock Plan allows for awards of up to 1,250,000 shares of SWS Group's common stock to SWS' directors, officers and employees. No more than 300,000 of the authorized shares may be newly issued shares of common stock. The Restricted Stock Plan terminates on August 21, 2013. The vesting period is determined on an individualized basis by the Compensation Committee of the Board of Directors. In general, restricted stock granted to employees under the Restricted Stock Plan vests pro-rata over a three year period, and restricted stock granted to non-employee directors vests on the one year anniversary of the date of grant.

In fiscal 2009, the Board of Directors approved grants to various officers and employees totaling 110,373 shares with a weighted average market value of $17.65 per share. In fiscal 2010, the Board of Directors approved grants to various officers and employees totaling 146,844 shares with a weighted average market value of $14.76 per share. During fiscal 2011, the Board of Directors approved grants to various officers and employees totaling 64,151 shares with a weighted average market value of $6.16 per share. As a result of these grants, SWS recorded deferred compensation in additional paid in capital of approximately $4,168,000. For fiscal 2011, 2010 and 2009, SWS recognized compensation expense of approximately $1,234,000, $2,685,000 and $2,172,000, respectively, for restricted stock grants.

Upon vesting of the shares granted under the Restricted Stock Plan, the grantees may choose to sell a portion of their vested shares to the Company to cover the tax liabilities arising from the vesting. The table below summarizes the number and fair value of vested shares repurchased to cover grantees' tax liabilities (dollars in thousands, except share and per share amounts).

	Shares Purchased	Purchase Price	Weighted Average Price per Share
Fiscal year ended			
June 24, 2011	22,753	$ 159	$ 7.00
June 25, 2010	36,680	513	$ 13.97
	59,433	$ 672	

At June 24, 2011, the total number of shares outstanding under the Restricted Stock Plan was 175,696 and the total number of shares available for future grants was 372,256.

20. EARNINGS (LOSS) PER SHARE

A reconciliation between the weighted average shares outstanding used in the basic and diluted earnings (loss) per share computations is as follows (in thousands, except share and per share amounts):

	2011	2010	2009
Net income (loss)	$ (23,203)	$ (2,893)	$ 23,631
Dividends on estimated forfeitures-restricted Stock	2	10	11
Adjusted net income (loss)	$ (23,201)	$ (2,883)	$ 23,642
Weighted average shares outstanding – basic (*)	32,514,945	30,252,732	27,429,382
Effect of dilutive securities:			
Assumed exercise of stock options	—	—	79,203
Weighted average shares outstanding – diluted	32,514,945	30,252,732	27,508,585
Earnings (loss) per share – basic			
Net income (loss)	$ (0.71)	$ (0.10)	$ 0.86
Earnings (loss) per share – diluted			
Net income (loss)	$ (0.71)	$ (0.10)	$ 0.86

(*) Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (paid or unpaid) are treated as participating securities and are factored into the calculation of EPS, except in periods with a net loss, when they are excluded.

At June 24, 2011, June 25, 2010 and June 26, 2009, there were options to acquire approximately 198,000, 421,000 and 524,000 shares of common stock outstanding under SWS' stock option plans, respectively, see **Note 19, Employee Benefits**. As a result of the net loss in fiscal 2011 and 2010, all options were anti-dilutive and were excluded from the calculation of diluted weighted average shares outstanding and diluted EPS. As of June 26, 2009, options to acquire approximately 33,000 shares of common stock, respectively, were anti-dilutive and were excluded from the calculation of weighted average shares outstanding-dilutive.

21. OFFERING OF COMMON STOCK

On October 16, 2009, the Company filed a shelf registration statement with the SEC in the amount of $150,000,000. On December 9, 2009, the Company closed a public offering of 4,347,827 shares of common stock at a price of $11.50 per share. On December 16, 2009, the underwriters for the public offering exercised their option to purchase an additional 652,174 shares of common stock to cover over-allotments. The Company generated net proceeds from these common stock offerings, after deducting underwriting discounts and commissions, of approximately $54,354,000.

22. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments and Contingencies.

Litigation. In the general course of its brokerage business and the business of clearing for other brokerage firms, SWS Group and/or its subsidiaries have been named as defendants in various lawsuits and arbitration proceedings. These claims allege violation of various federal and state securities laws. The Bank is also involved in certain claims and legal actions arising in the ordinary course of business. Management believes that resolution of these claims will not result in any material adverse effect on SWS' consolidated financial position, results of operations or cash flows.

The Company has been named in three lawsuits related to a bond offering that was underwritten by M.L. Stern & Co., LLC, a company purchased by SWS Group in 2008. The offering took place in November 2005, prior to the SWS Group purchase. The lawsuit was filed in November 2009. M.L. Stern & Co., LLC underwrote approximately 40% of the $35,000,000 offering.

The lawsuits are in the early stage of discovery and the ultimate amount of liability associated with this claim cannot currently be determined. However, the Company believes it is at least reasonably possible that a loss related to this matter will be incurred. During fiscal 2011, the Company recorded a liability of approximately $1,000,000 related to this matter.

Contingency. In February 2011, a limited partnership venture capital fund in which the Company has invested received a proposed assessment of transferee liability from the IRS for the tax period ended December 31, 2005 in the amount of approximately $8,000,000 and penalties of approximately $3,000,000, of which the Company would be responsible for $1,870,000 based on its partnership interest. Interest is also accruing on this proposed assessment. The matter relates to certain transactions that occurred during 2005 relating to one of the limited partnership venture capital fund's subsidiaries. The limited partnership venture capital fund has engaged tax counsel and filed a Letter of Protest with the IRS in April 2011. Management of the limited partnership venture capital fund believes that the ultimate outcome will be favorable; however, the limited partnership venture capital fund can give no assurance that it will prevail.

Leases. SWS leases its offices and certain data processing equipment used in its brokerage operations under non-cancelable operating lease agreements. Rental expense for facilities and equipment leases for fiscal 2011, 2010 and 2009 aggregated approximately $11,604,000, $11,848,000 and $11,689,000, respectively.

The future rental payments for the non-cancelable operating leases at June 24, 2011 are included in the table below (in thousands). Of the $48,412,000 in lease commitments, no amounts have been reserved for as impaired. The minimum lease payments shown below have been reduced by $75,000 of minimum sublease rentals to be received in the future under non-cancelable subleases.

	Operating Leases
Fiscal year:	
2012	9,436
2013	7,971
2014	6,590
2015	5,864
2016	4,529
Thereafter	14,022
Total minimum lease payments	$ 48,412

Venture Capital Fund. The Bank has committed to invest $5,000,000 in two limited partnership equity funds. As of June 30, 2011, the Bank had invested $2,700,000 of its commitment. These investments are subject to the Volcker Rule provisions of the Dodd-Frank Act, which limit ownership interest in a private equity fund to 3% and will become effective July 21, 2012. The rule has proposed conformance periods of two years after the effective date. After the two year period has expired, financial institutions can request up to three additional one year extensions from the FRB, and the FRB can grant up to a five year extension for investments in illiquid funds that were in place as of May 21, 2010. Also, funds meeting the definition of "designed primarily to promote the public welfare" are not subject to the rule. The Bank's ownership percentage in one of the limited partnership equity funds is greater than 3% and would qualify as an illiquid fund. This limited partnership equity fund could potentially meet the "designed primarily to promote the public welfare" definition as the Bank invests in this fund as a cost effective way of meeting its obligations under the CRA.

Underwriting. Through its participation in underwriting securities, both corporate and municipal, SWS could expose itself to material risk, since the possibility exists that securities SWS has committed to purchase cannot be sold at the initial offering price. Federal and state securities laws and regulations also affect the activities of underwriters and impose substantial potential liabilities for violations in connection with sales of securities by underwriters to the public. There were no potential liabilities due under outstanding underwriting arrangements at June 24, 2011.

Guarantees. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and stand-by letters of credit is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for instruments reported on the Consolidated Statements of Financial Condition.

As of June 30, 2011, the Bank had issued stand-by letters of credit. The maximum potential amount of future payments the Bank could be required to make under the letters of credit is $551,000. The recourse provisions of the letters of credit allow the amount of the letters of credit to become a part of the fully collateralized loans with total repayment as a first lien. The collateral on these letters of credit consists of real estate, certificates of deposit, equipment, accounts receivable or furniture and fixtures.

Subject to the operating limitations in the Order, in the ordinary course of business, the Bank enters into loan agreements where the Bank commits to lend a specified amount of money to a borrower. At any point in time, there could be amounts that have not been advanced on the loan to the borrower, representing unfunded commitments, as well as amounts that have been disbursed but repaid, which are available for re-borrowing under a revolving line of credit. As of June 30, 2011, the Bank had unfunded commitments of $58,762,000 relating to revolving lines of credit. In addition, as of June 30, 2011, the Bank had unfunded new loans in the amount of $7,216,000.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire unused, the total commitments do not necessarily represent future cash requirements. The Bank evaluates the customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty. The Bank has not incurred any significant losses on its commitments in fiscal 2011. Further, management believes the Bank will not incur material losses as a result of the commitments existing at June 30, 2011.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnification obligations generally are standard contractual indemnities and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnities cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnities.

Southwest Securities is a member of multiple exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. SWS' maximum potential liability under these arrangements cannot be quantified. However, the potential for SWS to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the consolidated financial statements for these arrangements.

23. AFFILIATE TRANSACTIONS

Clients and correspondents of SWS have the option to invest in an interest bearing checking account called Bank Insured Deposits at the Bank. These funds are FDIC insured up to $250,000. The funds are considered core deposits and are the primary funding source for the Bank. Core deposits were $1,106,471,000 at June 30, 2011. At June 24, 2011, clients of Southwest Securities had invested $935,602,000 in these funds.

One director of SWS was a principal guarantor of four loans made by the Bank to a North Texas business franchise in which he is a co-managing partner. These loans included a secured revolving line of credit in the amount of $3,000,000 entered into in fiscal 2006. This line of credit terminated in fiscal 2009. During fiscal 2009, the Bank recognized interest income on this line of credit of $12,500. Additionally, two loans totaling $2,796,000 were made by the Bank to the franchise in fiscal 2006 and 2007. Both loans were paid off in 2009. The loans bore interest at the prime rate and during fiscal 2010 and 2009, the Bank recognized interest income on these loans of $25,500 and $67,400, respectively. Lastly, the director guaranteed a loan made by the Bank in fiscal 2008 to purchase two vehicles for the franchise. This loan was paid off in February 2009. The Bank recognized interest income on this loan of $1,500 in fiscal 2009.

At June 30, 2010, two directors together with certain members of the directors' families, owned approximately 64% of the ownership interests of a holding company which owned a local bank. The Bank sold loan participations with outstanding balances of $1,813,000 and $3,400,000 at June 30, 2011 and 2010, respectively, to this local bank. The local bank and the Bank had participations of $1,404,000 of foreclosed property at both June 30, 2011 and 2010. The terms of the participation agreements resulted in payments of interest and fees to the local bank of $137,000, $157,000 and $246,000 in fiscal 2011, 2010 and 2009, respectively. The interest rates on these participations were substantially the same as those participations sold by the Bank to unrelated banks. In fiscal 2011, one loan was sold and the local bank was paid $721,000 for its participation share of the net sales price. On July 31, 2010, certain of the assets of the local bank, including loan participations and foreclosed property, were sold to the local bank's holding company. Affiliate transactions are subject to limitations specified in **Note 27, Cease and Desist Order with the Office of Thrift Supervision.**

In the ordinary course of business, the Bank has transactions, including borrowings and deposits, with its executive officers, directors and their affiliates. It is the policy of the Bank that such transactions are on the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with unaffiliated persons. There were no such loans at June 30, 2011 and an aggregate amount totaling approximately $1,222,000 at June 30, 2010. This was due to changes in management during fiscal 2011, whereby related parties with such loans at June 30, 2010 were no longer related parties at June 30, 2011. There was interest income recorded on these loans of $21,000, $97,000 and $183,000 for fiscal 2011, 2010 and 2009, respectively. Aggregate deposits totaled approximately $2,883,000 and $6,033,000 at June 30, 2011 and 2010, respectively.

24. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables summarize by level within the fair value hierarchy "Assets segregated for regulatory purposes," "Securities available for sale," "Securities owned, at fair value," and "Securities sold, not yet purchased, at fair value" as of June 24, 2011 and June 25, 2010. See **Note 1(u), Fair Value of Financial Instruments.**

June 24, 2011
(in thousands)

	Level 1	Level 2	Level 3	Total
Assets segregated for regulatory purposes				
U.S. government guaranteed obligations	$ 55,617	$ —	$ —	$ 55,617
	$ 55,617	$ —	$ —	$ 55,617
Securities available for sale				
USHS stock	$ 1,868	$ —	$ —	$ 1,868
Westwood stock	152	—	—	152
	$ 2,020	$ —	$ —	$ 2,020
Securities owned, at fair value				
Corporate equity securities	$ 915	$ —	$ 1,225	$ 2,140
Municipal obligations	—	76,589	21,676	98,265
U.S. government and government agency obligations	16,491	10,889	—	27,380
Corporate obligations	—	72,053	—	72,053
Other	692	21,057	—	21,749
	$ 18,098	$ 180,588	$ 22,901	$ 221,587
Securities sold, not yet purchased, at fair value				
U.S. government and government agency obligations	$ 50,350	$ 623	$ —	$ 50,973
Corporate obligations	—	17,289	—	17,289
Other	—	399	—	399
	$ 50,350	$ 18,311	$ —	$ 68,661
Grand Total	$ 25,385	$ 162,277	$ 22,901	$ 210,563

June 25, 2010
(in thousands)

	Level 1	Level 2	Level 3	Total
Assets segregated for regulatory purposes				
U.S. government guaranteed obligations	$ 62,167	$ —	$ —	$ 62,167
	$ 62,167	$ —	$ —	$ 62,167
Securities available for sale				
USHS stock	$ 1,146	$ —	$ —	$ 1,146
Westwood stock	242	—	—	242
	$ 1,388	$ —	$ —	$ 1,388
Securities owned, at fair value				
Corporate equity securities	$ 10,893	$ —	$ 1,841	$ 12,734
Municipal obligations	—	109,844	22,298	132,142
U.S. government and government agency obligations	13,710	5,808	—	19,518
Corporate obligations	—	70,844	—	70,844
Other	994	9,355	—	10,349
	$ 25,597	$ 195,851	$ 24,139	$ 245,587
Securities sold, not yet purchased, at fair value				
Corporate equity securities	$ 925	$ —	$ —	$ 925
Municipal obligations	—	17	—	17
U.S. government and government agency obligations	45,225	101	—	45,326
Corporate obligations	—	20,867	—	20,867
Other	31	428	—	459
	$ 46,181	$ 21,413	$ —	$ 67,594
Grand Total	$ 42,971	$ 174,438	$ 24,139	$ 241,548

There were no transfers between Level 1 and Level 2 during fiscal 2011.

The following table provides a reconciliation of the beginning and ending balances for the major classes of assets and liabilities measured at fair value using significant unobservable inputs (Level 3):

(in thousands)	Corporate Equity Securities	Municipal Obligations	Total
Beginning balance at June 25, 2010	$ 1,841	$ 22,298	$ 24,139
Unrealized gains	2	—	2
Sales/redemption	(618)	(622)	(1,240)
Ending balance at June 24, 2011	$ 1,225	$ 21,676	$ 22,901

Changes in unrealized gains (losses) and realized gains (losses) for corporate equity securities and municipal obligations are presented in net gains on principal transactions on the consolidated statements of income (loss) and comprehensive income (loss).

There were no unrealized gains or losses included in earnings that related to assets still held at June 24, 2011.

Other Fair Value Disclosures

The recorded value amounts and fair value of our financial instruments that are not carried at fair value are as follows (in thousands):

	June 30, 2011		June 30, 2010	
	Recorded Value	Fair Value	Recorded Value	Fair Value
Financial assets:				
Securities held to maturity:				
GNMA securities	$ 34,176	$ 34,496	$ 80,875	$ 82,149
Municipal bonds	—	—	6,265	6,948
Loans held for sale:				
Mortgage purchase program	—	—	424,055	424,986
Other loans held for sale	5,241	5,241	—	—
Loans, net	946,768	1,023,362	1,154,065	1,264,675
REO and other repossessed assets (*)	24,562	24,562	46,194	46,194
Financial liabilities:				
Deposits:				
Deposits (with no stated maturity)	1,058,155	1,058,155	1,415,707	1,415,707
Time deposits	48,316	49,054	73,097	74,155
Advances from FHLB	94,712	106,729	32,821	146,560

(*) The amount of additional write-downs required to reflect current fair value was $14,221,000 and $5,544,000 for fiscal 2011 and 2010, respectively.

25. FINANCIAL INSTRUMENTS WITH OFF-STATEMENT OF FINANCIAL CONDITION RISK

In the normal course of business, the broker/dealer subsidiaries engage in activities involving the execution, settlement and financing of various securities transactions. These activities may expose SWS to off-statement of financial condition credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligation. Such risks may be increased by volatile trading markets.

As part of its normal brokerage activities, SWS sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes SWS to off-statement of financial condition market risk in the event prices increase, as SWS may be obligated to acquire the securities at prevailing market prices.

SWS seeks to control the risks associated with its customer activities, including customer accounts of its correspondents for which it provides clearing services, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required margin levels are monitored daily and, pursuant to such guidelines, customers are required to deposit additional collateral or to reduce positions when necessary.

A portion of SWS' customer activity involves short sales and the writing of option contracts. Such transactions may require SWS to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

At times, SWS lends money using reverse repurchase agreements. All positions are collateralized by U.S. government and government agency securities. Such transactions may expose SWS to off-statement of financial condition risk in the event such borrowers do not repay the loans and the value of collateral held is less than that of the underlying receivable. These agreements provide SWS with the right to maintain the relationship between market value of the collateral and the receivable.

SWS arranges secured financing by pledging securities owned and unpaid customer securities for short-term borrowings to satisfy margin deposits of clearing organizations. SWS also actively participates in the borrowing and lending of securities. In the event the counterparty in these and other securities loaned transactions is unable to return such securities pledged or borrowed or to repay the deposit placed with them, SWS may be exposed to the risks of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. SWS seeks to control the risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

The Bank is a party to financial instruments with off-statement of financial condition risk in the normal course of business to meet the financing needs of its customers. These financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Statements of Financial Condition.

26. SEGMENT REPORTING

SWS operates the following four business segments:

- **Clearing:** The clearing segment provides clearing and execution services (generally on a fully disclosed basis) for general securities broker/dealers, for bank affiliated firms and firms specializing in high volume trading.

- **Retail Brokerage:** The retail brokerage segment includes retail securities products and services (equities, mutual funds and fixed income products), insurance products and managed accounts and encompasses the activities of our employee registered representatives and our independent representatives who are under contract with SWS Financial.

- **Institutional Brokerage:** The institutional brokerage segment serves institutional customers in securities lending, investment banking and public finance, fixed income sales and trading, proprietary trading and agency execution services.

- **Banking:** The Bank offers traditional banking products and services and focuses on small business lending and short-term funding for mortgage bankers.

Clearing and institutional brokerage services are offered exclusively through Southwest Securities. The Bank and its subsidiaries comprise the banking segment. Retail brokerage services are offered through Southwest Securities (the Private Client Group and the Managed Advisors Accounts department), SWS Insurance and through SWS Financial (which contracts with independent representatives for the administration of their securities business).

SWS' segments are managed separately based on types of products and services offered and their related client bases. The segments are consistent with how the Company manages its resources and assesses its performance. Management assesses performance based primarily on income before income taxes and net interest revenue (expense). As a result, SWS reports net interest revenue (expense) by segment. SWS' business segment information is prepared using the following methodologies:

- the financial results for each segment are determined using the same policies as those described in **Note 1, Significant Accounting Policies**;

- segment financial information includes the allocation of interest based on each segment's earned interest spreads;

- information system and operational expenses are allocated based on each segment's usage;

- shared securities execution facilities expenses are allocated to the segments based on production levels;

- money market fee revenue is allocated based on each segment's average balances; and

- clearing charges are allocated based on clearing levels from each segment.

Intersegment balances are eliminated upon consolidation and have been applied to the appropriate segment.

The "other" category includes SWS Group, corporate administration and SWS Capital. SWS Capital is a dormant entity that holds approximately $20,000 of assets. SWS Group is a holding company that owns various investments, including USHS common stock.

The following table presents the Company's operations by the segments outlined above:

(in thousands)	Clearing	Retail	Institutional	Banking	Other Consolidated Entities	Consolidated SWS Group. Inc.
June 24, 2011						
Operating revenue	$ 14,715	$ 106,226	$ 129,702	$ (838)	$ 1,147	$ 250,952
Net intersegment revenues	(864)	906	273	3,786	(4,101)	—
Net interest revenue	6,475	3,431	15,993	65,147	66	91,112
Net revenues	21,190	109,657	145,695	64,309	1,213	342,064
Operating expenses	20,689	108,301	99,444	110,639	36,445	375,518
Depreciation and amortization	859	938	573	2,436	2,412	7,218
Net income (loss) before taxes	501	1,356	46,251	(46,330)	(35,232)	(33,454)
Assets (*)	339,993	189,312	1,819,420	1,351,295	36,570	3,736,590
June 25, 2010						
Operating revenue	$ 15,274	$ 107,609	$ 141,952	$ 371	$ 958	$ 266,164
Net intersegment revenues	(895)	1,142	988	3,730	(4,965)	—
Net interest revenue	5,767	2,969	16,025	76,038	8	100,807
Net revenues	21,041	110,578	157,977	76,409	966	366,971
Operating expenses	26,346	110,359	104,755	94,235	35,828	371,523
Depreciation and amortization	974	1,053	560	2,472	2,035	7,094
Net income (loss) before taxes	(5,305)	219	53,222	(17,826)	(34,862)	(4,552)
Assets (*)	368,834	186,765	2,099,647	1,782,008	25,905	4,463,159
June 26, 2009						
Operating revenue	$ 20,962	$ 104,964	$ 153,488	$ 1,524	$ (7,134)	$ 273,804
Net intersegment revenues	(979)	1,089	876	6,248	(7,234)	—
Net interest revenue	5,603	2,554	34,482	65,186	(8)	107,817
Net revenues	26,565	107,518	187,970	66,710	(7,142)	381,621
Operating expenses	21,332	109,943	118,256	55,429	38,232	343,192
Depreciation and amortization	1,160	922	491	2,068	1,395	6,036
Net income (loss) before taxes	5,233	(2,425)	69,714	11,281	(45,374)	38,429
Assets (*)	361,057	156,563	2,028,717	1,559,226	24,556	4,130,119

(*) Assets are reconciled to total assets as presented in the June 24, 2011, June 25, 2010 and June 26, 2009 Consolidated Statements of Financial Condition as follows:

	June 24, 2011	June 25, 2010	June 26, 2009
Amount as presented above	$ 3,736,590	$ 4,463,159	$ 4,130,119
Reconciling items:			
Unallocated assets:			
Cash	4,654	6,970	5,876
Receivables from brokers, dealers and clearing organizations	31,929	24,543	30,372
Receivable from clients, net of allowances	12,002	19,959	18,044
Other assets	31,102	16,955	28,242
Unallocated eliminations	(14,120)	(895)	(13,614)
Total assets	$ 3,802,157	$ 4,530,691	$ 4,199,039

27. CEASE AND DESIST ORDER WITH THE OFFICE OF THRIFT SUPERVISION

On February 4, 2011 (the "Effective Date"), the Board of Directors of the Bank signed the Stipulation consenting to and agreeing to the issuance by the OTS of the Order without admitting or denying that grounds exist for the OTS to initiate an administrative proceeding against the Bank. The description of the Order and the corresponding Stipulation set forth in this section or elsewhere in this filing is qualified in its entirety by reference to the Order and Stipulation, copies of which were filed as exhibits to our Form10-Q for the quarter ended December 31, 2010, which was filed with the SEC on February 9, 2011. The Memorandum of Understanding with the OTS that was entered into by the Bank and the OTS on July 13, 2010 was terminated effective February 4, 2011. On July 21, 2011, the authority to enforce the terms of the Order was transferred to the OCC. Among other things, the Order provides:

- The Bank must maintain a Tier 1 (Core) Capital Ratio equal to or greater than eight percent (8%) after the funding of an adequate Allowance for Loan and Lease Losses ("ALLL") and a Total Risk-Based Capital Ratio equal to or greater than twelve percent (12%) (the "Minimum Levels"). On June 30, 2011, the Bank complied with these requirements with a Total Risk-Based Capital Ratio of 15.6% and a Tier 1 (Core) Capital Ratio of 9.9%.
- The Bank submitted to the OTS for review and comment a written capital plan to maintain the Bank's capital at the Minimum Levels for the quarterly periods from January 1, 2011 through December 31, 2013. On a quarterly basis, the Board of Directors of the Bank must review a report prepared by management detailing deviations from the capital plan and related corrective actions (if any).
- Within 15 days after the Bank fails to meet the Minimum Levels or the Bank fails to submit or comply with the capital plan, the Bank must submit a contingency plan that is acceptable to the OTS that details the actions to be taken to: (a) consummate a merger or acquisition by another federally insured depository institution, or (b) voluntarily liquidate by filing an appropriate application with the OCC. Upon written notification from the OCC, this contingency plan must be implemented immediately and the Bank must provide the OCC with written status reports no later than the 1st and 15th day of each month following implementation of the contingency plan.
- The Bank must implement and adhere to the business plan previously submitted by the Bank to the OTS and any material modifications are subject to the prior written approval of the OCC after a 45 day review period. On a quarterly basis starting on March 31, 2011, the Board of Directors of the Bank must review a report prepared by management detailing deviations from the business plan and related corrective actions (if any). The Bank modified the business plan when it completed the capital plan. The OCC will review these modifications as part of its review of the capital plan.
- The Bank must implement and adhere to the classified asset reduction plan previously submitted by the Bank to the OTS and develop individual written specific workout plans for each classified asset in excess of $500,000. On a quarterly basis starting on March 31, 2011, the Board of Directors of the Bank must review an asset status report prepared by management detailing changes to classified assets and the status of workout plans and any revisions to such plans (if any).
- The Bank engaged a qualified, experienced, and independent third party, acceptable to the OTS, to perform a review of at least forty percent (40%) of the construction, multi-family, nonresidential and land loan portfolios that were not classified substandard and prepare a written report setting forth their findings, including a detailed analysis for the loan classifications of each asset over $500,000. The Board must review the report and submit it to the OTS no later than September 30, 2011. The Bank submitted the report to the OTS on July 1, 2011.
- The Bank submitted to the OTS for review and comment its written program for identifying, monitoring and controlling risks associated with concentrations of credit. Once the Bank is notified that the revised program is acceptable, the Board of Directors of the Bank must adopt the revised program. On a quarterly basis starting on March 31, 2011, the Board of Directors of the Bank must review the appropriateness of the Bank's concentration limits given current conditions and the Bank's compliance with the revised program and document the review in the minutes.
- The Bank must not, without the prior written non-objection of the OCC, originate or purchase, or commit to originate and purchase construction, nonresidential mortgage or land loans subject to certain exceptions, including: (a) construction loans to facilitate the sale of lots financed by the Bank and loans for the purpose of construction of homes that are pre-sold on lots financed by the Bank; (b) owner-occupied residential construction loans to qualified customers who have a prior existing banking relationship with the Bank; (c) loans guaranteed by the Small Business Administration; (d) loans to facilitate the sale of real estate owned; and (e) commercial real estate workouts. All lending subject to the exceptions must comply with the Bank's loan policy and all applicable laws, regulations and regulatory guidance. The Bank provided the OTS with a schedule of all legally binding commitments as of January 27, 2011.
- The Bank's outside directors conducted a management study and submitted the study to the Board of Directors. The Board adopted a written plan to address any identified weaknesses or deficiencies noted in the management study and specific dates for completion of corrective actions and submitted the written plan to the OTS within 10 days of the Board meeting to consider the management plan.

- The Bank must comply with brokered deposit regulatory requirements.
- The Bank cannot increase its total assets during any quarter in excess of an amount equal to net interest credited on deposit liabilities during the prior quarter without the prior written notice of non-objection from the OCC.
- The Bank cannot declare or pay dividends or make any other capital distributions without the prior approval of the OCC after 30 days prior notice to the OCC.
- The Bank must comply with the prior notification requirements for changes in directors and senior executive officers set forth in applicable regulations.
- The Bank cannot enter into, renew, extend or revise any contractual arrangement relating to compensation or benefits for any senior executive officer or director of the Bank without providing the OCC with 45 days prior written notice of the proposed transaction. The Bank cannot make any bonus payment or otherwise increase the compensation of any of its senior executive officers or directors without providing the OCC with 45 days prior written notice of the proposed bonus or increase and receiving a written notice of non-objection from the OCC.
- The Bank cannot make any golden parachute payment or prohibited indemnification payment unless, with respect to each payment, the Bank complies with applicable regulations.
- The Bank cannot enter into any arrangement or contract with a third party service provider that is significant to the overall operation or financial condition of the Bank or outside the Bank's normal course of business without providing the OCC with 45 days prior written notice of the proposed arrangement including a written determination that the arrangement or contract complies with regulatory guidance and receiving a written notice of non-objection from the OCC.
- The Bank cannot engage in new transactions with affiliates unless, with respect to each transaction the Bank complies with applicable regulations.
- The Bank ensured that all violations of law and/or regulation were corrected and adequate policies, procedures and systems were established or revised and thereafter implemented to prevent future violations by April 30, 2011.
- The Board of Directors of the Bank must monitor and coordinate the Bank's compliance with the Order, review and adopt all policies and procedures required by this Order prior to submission to the OCC.
- Within 30 days after the end of each calendar quarter beginning on March 31, 2011, the Bank must prepare a written compliance tracking report for the Board. Within 45 days after the end of each calendar quarter beginning on March 31, 2011, the Board must review the compliance tracking report and all other reports required to be prepared by the Order, adopt a resolution certifying that each director has reviewed the compliance tracking report and all required reports and documenting any corrective actions adopted by the Board.
- The Order will remain effective until terminated, modified or suspended in writing by the OCC. As of June 30, 2011, the Bank was in compliance with the terms of the Order.

28. SUBSEQUENT EVENTS

On March 20, 2011, the Company entered into a Funding Agreement with Hilltop Holdings, Inc. ("Hilltop"), Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (collectively, "Oak Hill"). On July 29, 2011, after receipt of stockholder and regulatory approval, the Company completed the transactions contemplated by the Funding Agreement. This transaction provides for:

- a $100.0 million, five year, unsecured loan from Hilltop and Oak Hill under the terms of a credit agreement;
- issuance of warrants to each investor allowing such investor to purchase up to 8,695,652 shares of our common stock at an exercise price of $5.75 per share (subject to anti-dilution adjustments), representing approximately 17% of the common stock of our company per warrant (assuming each investor exercises its warrant); and
- granting the investors certain rights, including certain registration rights, preemptive rights, and the right for each investor to appoint one person to our Board of Directors so long as such investor owns 9.9% or more of all of the outstanding shares of our common stock or securities convertible into at least 9.9% of our outstanding common stock.

The Company entered into this transaction to ensure that, the Bank would maintain adequate capital ratios under the Order and could continue to reduce classified assets in a strategic and efficient manner, as well as to ensure that the broker/dealer business lines would operate without disruption.

The 17,391,304 shares of common stock issuable under the warrants will be included in the Company's computation of fully-diluted EPS.

The warrants will be carried as a liability at fair value on the financial statements. Initial valuation of the warrants using a binomial valuation model and a closing stock price of $5.45 per share indicated a fair value of $24,136,000. The debt will be recorded as a liability with an 8% interest rate, a five year term and an effective interest rate of 14.9%.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
SWS Group, Inc.

We have audited the accompanying consolidated statements of financial condition of SWS Group, Inc. (a Delaware corporation) and subsidiaries as of June 24, 2011 and June 25, 2010, and the related consolidated statements of income (loss) and comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended June 24, 2011. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15(a)2. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SWS Group, Inc. and subsidiaries as of June 24, 2011 and June 25, 2010, and the results of their operations and their cash flows for each of the three years in the period ended June 24, 2011, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1(i) to the consolidated financial statements, effective July 1, 2010, the Company adopted the amended guidance on accounting for transfers of financial assets. As described in Note 1(v) to the consolidated financial statements, the Company also adopted effective July 1, 2010, amended guidance for the consolidation of variable interest entities.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 24, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 2, 2011 expressed an adverse opinion on the effective operation of the Company's internal control over financial reporting.

Grant Thornton LLP

Grant Thornton LLP
Dallas, Texas
September 2, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
SWS Group, Inc.

We have audited SWS Group, Inc. (a Delaware corporation) and subsidiaries' (collectively, the "Company") internal control over financial reporting as of June 24, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing under Item 9A of the Company's annual report on Form 10-K for the year ended June 24, 2011. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness have been identified and included in management's assessment.

- The Company's accounting and financial reporting systems and procedures were not sufficiently designed to evaluate and ensure accurate application of new accounting pronouncements in order to prepare financial statements in accordance with Generally Accepted Accounting Principles. As of June 24, 2011 and for the year then ended, the Company's processes were inadequate for adopting new accounting pronouncements that amended the guidance on (i) transfers of financial assets and (ii) consolidation of variable interest entities. The Company's management determined that inadequate review and assessment of accounting for transfers of financial assets caused them to make material adjustments to their financial statements for the fiscal year ended June 24, 2011 and to restate their quarterly financial statements as of and for each of the periods ended September 24, 2010, December 31, 2010 and March 25, 2011. Also, the Company's processes were not sufficiently designed to ensure consistent and complete application of the accounting guidance relating to the consolidation of and the identification of all potential interest in variable interest entities.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of June 24, 2011, based on criteria established in *Internal Control-Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of the Company as of June 24, 2011 and June 25, 2010, the related statements of income (loss) and comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended June 24, 2011, and the financial statement schedule listed in the index appearing under Item 15(a)2. The material weakness identified above was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2011 financial statements, and this report does not affect our report dated September 2, 2011, which expressed an unqualified opinion on those financial statements and schedule.

Grant Thornton LLP

Grant Thornton LLP
Dallas, Texas
September 2, 2011

Schedule I - Condensed Financial Information of Registrant

SWS Group, Inc.
Condensed Financial Information of Registrant
Condensed Statements of Financial Condition
June 24, 2011 and June 25, 2010
(In thousands)

	2011	2010
Assets		
Investment in subsidiaries, at equity	$ 352,061	$ 370,959
Securities available for sale	2,020	1,388
Deferred compensation asset	15,416	12,592
Deferred tax asset	6,675	8,149
Other assets	5,560	9,547
	$ 381,732	$ 402,635
Liabilities and Stockholders' Equity		
Other liabilities	$ 24,263	$ 19,241
Stockholders' equity	357,469	383,394
	$ 381,732	$ 402,635

See accompanying Notes to Condensed Financial Statements.

Schedule I - Condensed Financial Information of Registrant - Continued

SWS Group, Inc.
Condensed Financial Information of Registrant
Condensed Statements of Income (Loss), Comprehensive Income (Loss)
and Stockholders' Equity
Years Ended June 24, 2011, June 25, 2010 and June 26, 2009
(In thousands)

	2011	2010	2009
Revenue:			
Net gains (losses) on principal transactions	$ 75	$ 69	$ (119)
Interest revenue	—	—	1
Other revenue	1,253	2,427	(3,513)
	1,328	2,496	(3,631)
Expenses:			
Other expense	8,690	7,762	10,510
	8,690	7,762	10,510
Loss before income tax benefit and equity in earnings of subsidiaries	(7,362)	(5,266)	(14,141)
Income tax benefit	(1,919)	(2,248)	(3,576)
Loss before equity in earnings of subsidiaries	(5,443)	(3,018)	(10,565)
Equity in earnings of subsidiaries	(17,760)	125	34,196
Net income (loss)	(23,203)	(2,893)	23,631
Other comprehensive income:			
Recognition of net holding losses, net of tax of $1,740	—	—	3,231
Accumulated other comprehensive income – unrealized holding gain, net of tax of $253 in 2011; $81 in 2010 and $(1,001) in 2009	461	124	(1,857)
Net income recognized in other comprehensive income	461	124	1,374
Comprehensive income (loss)	(22,742)	(2,769)	25,005
Stockholders' equity at beginning of year	383,394	340,357	323,006
Payment of cash dividends on common stock – registrant	(3,877)	(11,132)	(9,813)
Exercise of options	—	29	522
Restricted stock plan	1,073	2,162	1,785
Excess (shortfall) for taxes on vesting of restricted stock	(351)	(125)	67
Public offering-common stock	—	54,700	—
Deferred compensation plan, net	(28)	172	(215)
Stockholders' equity at end of year	$ 357,469	$ 383,394	$ 340,357

See accompanying Notes to Condensed Financial Statements.

Schedule I - Condensed Financial Information of Registrant - Continued

SWS Group, Inc.
Condensed Financial Information of Registrant
Condensed Statements of Cash Flows
Years Ended June 24, 2011, June 25, 2010 and June 26, 2009
(In thousands)

	2011	2010	2009
Cash flows from operating activities:			
Net income (loss)	$ (23,203)	$ (2,893)	$ 23,631
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Deferred income tax expense (benefit)	377	627	(2,458)
Allowance for deferred tax asset	844	—	—
Deferred compensation for deferred compensation plan and restricted stock plan	3,172	4,318	821
Equity in undistributed earnings (loss) of subsidiaries	18,899	(27,098)	(13,784)
Equity in loss (earnings) of unconsolidated ventures	180	(1,344)	2,695
Loss (gain) on investment in securities available for sale	—	(16)	4,971
Shortfall (excess) for taxes on vesting of restricted stock	351	125	(67)
Change in operating assets and liabilities:			
Decrease (increase) in securities owned	(76)	38	119
Increase in other assets	(5,292)	(3,115)	(1,467)
Increase (decrease) in other liabilities	(9,978)	1,306	2,734
Net cash provided by (used in) operating activities	(14,726)	(28,052)	17,195
Cash flows from investing activities:			
Payments on notes and other accounts with subsidiaries	18,976	(18,238)	(6,812)
Cash paid on purchase of M.L. Stern, net of acquired cash	—	—	(760)
Cash paid on investments	—	(400)	—
Cash received from investments	—	209	—
Proceeds from the sale of securities available for sale–	—	2,925	—
Net cash provided by (used in) investing activities	18,976	(15,504)	(7,572)
Cash flows from financing activities:			
Payment of cash dividends on common stock	(3,904)	(11,216)	(9,879)
Shortfall (excess) for taxes on vesting of restricted stock	(351)	(125)	67
Net proceeds from secondary offering	—	54,700	—
Net proceeds from exercise of stock options	—	27	403
Proceeds related to the deferred compensation plan	444	642	814
Purchase of treasury stock related to deferred compensation plan	(439)	(472)	(1,028)
Net cash provided by (used in) financing activities	(4,250)	43,556	(9,623)
Net change in cash	—	—	—
Cash at beginning of year	—	—	—
Cash at end of year	$ —	$ —	$ —

See accompanying Notes to Condensed Financial Statements.

Schedule I - Condensed Financial Information of Registrant - Continued

SWS Group, Inc.
Notes to the Condensed Financial Statements of Registrant

GENERAL

The accompanying condensed financial statements of SWS Group, Inc. ("Registrant") should be read in conjunction with the notes to the consolidated financial statements for the years ended June 24, 2011, June 25, 2010 and June 26, 2009 included elsewhere in this Annual Report on Form 10-K.

Exhibit 21.1 - Subsidiaries

SWS Group, Inc.	State or Other Jurisdiction of Incorporation or Organization
Southwest Securities, Inc.	Delaware
SWS Financial Services, Inc.	Texas
SWS Capital Corporation	Delaware
Southwest Investment Advisors, Inc.	Delaware
Southwest Insurance Agency, Inc.	Texas
Southwest Insurance Agency of Alabama, Inc.	Alabama
Southwest Financial Insurance Agency, Inc.	Oklahoma
SWS Banc Holdings, Inc.	Delaware
Southwest Securities, FSB	Federal
FSB Development, LLC	Texas

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

We have issued our reports dated September 2, 2011, with respect to the consolidated financial statements, schedule, and internal control over financial reporting included in the Annual Report of SWS Group, Inc. on Form 10-K for the year ended June 24, 2011. We hereby consent to the incorporation by reference of said reports in the Registration Statements of SWS Group, Inc. on Forms S-8 (File No. 333-153456, effective September 12, 2008; File No. 333-121752, effective December 30, 2004; File No. 333-111603, effective December 29, 2003; File No. 333-104446, effective April 10, 2003; and File No. 333-65073, effective September 30, 1998), and Form S-3 (File No. 333-162537, effective October 16, 2009).

Grant Thornton LLP

Grant Thornton LLP

Dallas, Texas
September 2, 2011

Exhibit 31.1

CHIEF EXECUTIVE OFFICER CERTIFICATION
AS ADOPTED PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, James H. Ross, certify that:

1. I have reviewed this report on Form 10-K of SWS Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

September 2, 2011
Date

James H. Ross
President and Chief Executive Officer

Exhibit 31.2

**CHIEF FINANCIAL OFFICER CERTIFICATION
AS ADOPTED PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002**

I, Stacy M. Hodges, certify that:

1. I have reviewed this report on Form 10-K of SWS Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

September 2, 2011
Date

Stacy M. Hodges
Chief Financial Officer

Exhibit 32.1

**CERTIFICATION FURNISHED PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the report of SWS Group, Inc. (the "Company") on Form 10-K for the period ended June 24, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James H. Ross, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to my knowledge that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

September 2, 2011

James H. Ross
President and Chief Executive Officer

The foregoing certification is being furnished as an exhibit to the Form 10-K pursuant to Item 601(b)(32) of Regulation S-K and Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and, accordingly, is not being filed as part of the Form 10-K for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit 32.2

**CERTIFICATION FURNISHED PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the report of SWS Group, Inc. (the "Company") on Form 10-K for the period ended June 24, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Stacy M. Hodges, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to my knowledge that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

September 2, 2011

Stacy M. Hodges
Chief Financial Officer

The foregoing certification is being furnished as an exhibit to the Form 10-K pursuant to Item 601(b)(32) of Regulation S-K and Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and, accordingly, is not being filed as part of the Form 10-K for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.


SWS GROUP
Building what you value.®

Office Locations

SOUTHWEST SECURITIES, INC.

Clearing Services

1201 Elm Street
Suite 3500
Dallas, Texas 75270
(877) 797-6613

1 S. Wacker Drive
Suite 2290
Chicago, Illinois 60606
(877) 797-6613

100 Broadway
9th floor
New York, New York 10005
(877) 797-6613

Corporate Finance

1201 Elm Street
Suite 3500
Dallas, Texas 75270
(214) 859-5800

Municipal Finance

1201 Elm Street
Suite 3500
Dallas, Texas 75270
(214) 859-9407

2533 So. Coast Highway 101
Suite 210
Cardiff, California 92007
(760) 632-1347

15760 Ventura Boulevard
Suite 2000
Encino, California 91436
(818) 789-9974

2600 Michelson Drive
Suite 740
Irvine, California 92612
(949) 717-2009

51 Riverside Avenue
Westport, Connecticut 06880
(203) 293-1999

11770 US Highway 1
East Tower
Suite 304E
Palm Beach Gardens,
Florida 33408
(561) 627-4145

1 S. Wacker Drive
Suite 2290
Chicago, Illinois 60606
(312) 706-0774

302 Country Club
Monroe, Louisiana 71201
(318) 323-3224

6565 Americas Parkway NE
Suite 239
Albuquerque,
New Mexico 87110
(505) 563-5860

75 Old Highway
Hillsdale, New York 12529
(518) 325-5020

100 Broadway, 9th Floor
New York , New York 10005
(518) 325-5020

10700 Sikes Place
Suite 105
Charlotte,
North Carolina 28277
(704) 321-2004

1661 International Drive
Suite 417
Memphis, Tennessee 38120
(901) 818-3187

700 Central Expressway South
Suite 410
Allen, Texas 75013
(214) 859-9498

701 Brazos Street
Suite 400
Austin, Texas 78701
(512) 320-5860

1127 Judson Road
Suite 242
Longview, Texas 75601
(903) 758-0111

4040 Broadway
Suite 220
San Antonio, Texas 78209
(210) 474-7311

Taxable Fixed Income

1201 Elm Street
Suite 3500
Dallas, Texas 75270
(877) 683-2663

15760 Ventura Boulevard
Suite 2000
Encino, California 91436
(818)212-2032

44 Montgomery Street
Suite 4020
San Francisco, California 94104
(415) 489-1940

32186 Castle Court
Suite 250
Evergreen, Colorado 80439
(877) 779-0314

50 Albany Turnpike
Canton Gateway Office Park
Suite 2020
Canton, Connecticut 06019
(860) 707-6228

146 Nurmi Drive
Fort Lauderdale, Florida 33301
(954) 468-2366

500 E. Broward Boulevard
Suite 128
Fort Lauderdale, Florida 33394
(954) 463-6001

1 South Wacker Drive
Suite 2290
Chicago, Illinois 60606
(312) 706-0750

300 Broadacres Drive
Suite 315
Bloomfield, New Jersey 07003
(973) 662-1500

100 Broadway, 9th Floor
New York, New York 10005
(877) 628-9700

Private Client Group

1201 Elm Street
Suite 3500
Dallas, Texas 75270
(214) 859-1800

8350 Wilshire Boulevard
Beverly Hills, California 90211
(800) 765-2200

Directors

Don A. Buchholz
Chairman of the Board

James H. Ross
President and
Chief Executive Officer

Robert A. Buchholz
CEO and Chairman
Town Center Holdings, Inc.

Brodie L. Cobb [2]
Managing Director, Presidio
Financial Partners, LLC

J. Taylor Crandall [3]
Managing Partner,
Oak Hill Capital Partners

Gerald J. Ford [3]
Chairman, Hilltop
Holdings Inc.

Larry A. Jobe [1, 2]
Founder and Chairman
of the Board
Legal Network, Ltd.

Frederick R. Meyer [1, 2, 3]
Lead Director
Former Chairman of the Board
Aladdin Industries, Inc.

Dr. Mike Moses
Former Texas Commissioner
of Education

Joel T. Williams, III [1, 3]
Former Director
Chairman Emeritus of
Children's Health Services
of Texas

1 Member of the Audit Committee
2 Member of the Compensation Committee
3 Member of the Nominating/Corporate Governance Committee

Officers


James H. Ross
President and
Chief Executive Officer


Stacy M. Hodges
Executive Vice President
Chief Financial Officer
and Treasurer


Daniel R. Leland
Executive Vice President


Richard H. Litton
Executive Vice President


Jeffrey J. Singer
Executive Vice President


W. Norman Thompson
Executive Vice President
and Chief Information
Officer


Paul D. Vinton
Executive Vice President


Allen R. Tubb
Vice President
General Counsel and Secretary


Laura Leventhal
Controller

24600 Silver Cloud Court
Suite 200
Monterey, California 93940
(800) 765-2220

2804 Gateway Oaks Drive
Suite 100
Sacramento, California 95833
(800) 756-2230

750 B Street
Suite 3100
San Diego, California 92101
(800) 765-2222

10815 Rancho Bernardo Road
Suite 300
San Diego, California 92127
(800) 765-2222

50 California Street
Suite 2700
San Francisco, California 94111
(888) 657-8376

10801 West Charleston
Boulevard
Suite 690
Las Vegas, Nevada 89135
(800) 657-8376

4811 Gaillardia Parkway
Suite 105
Oklahoma City,
Oklahoma 73142
(877) 838-1234

1012 24th Avenue Northwest
Suite 400
Norman, Oklahoma 73069
(877) 856-3760

7000 North MoPac Expressway
Suite 400
Austin, Texas 78731
(512) 340-1800

8333 Douglas Avenue
Suite 400
Dallas, Texas 75225
(800) 767-4397

1103 D Williams Drive
Georgetown, Texas 78628
(512) 869-1586

1500 Citywest Boulevard
Suite 400
Houston, Texas 77042
(832) 681-4600

3 Riverway
Suite 1400
Houston, Texas 77056
(713) 808-6900

1127 Judson Road
Suite 242
Longview, Texas 75601
(903) 758-0111

1609 South Chestnut
Suite 103
Lufkin, Texas 75901
(936) 639-2391

5601 Granite Parkway
Suite 300
Plano, Texas 75024
(972) 624-6300

153 Treeline Park
Suite 101
San Antonio, Texas 78209
(210) 841-6400

1110 East State Highway 114
Suite 210
Southlake, Texas 76092
(817) 375-4740

SOUTHWEST
SECURITIES, FSB

1201 Elm Street
Suite 3500
Dallas, Texas 75270
(214) 859-1800

Full Service Banking Centers

7401 Jefferson Street NE
Albuquerque,
New Mexico 87109
(505) 857-6200

1860 Sudderth Drive
Ruidoso, New Mexico 88345
(575) 257-1414

1900 Ballpark Way
Suite 100
Arlington, Texas 76006
(817) 375-4800

410 West Abram
Arlington, Texas 76010
(817) 299-4875

4501 Matlock
Suite 101
Arlington, Texas 76018
(817) 557-2090

6101 West Courtyard Drive
Building 1
Suite 225
Austin, Texas 78730
(512) 684-6390
On October 17, 2011 moving to:
7000 North MoPac Expressway
Suite 400
Austin, Texas 78731
(512) 684-6390

1201 Elm Street
Suite 121
Dallas, Texas 75270
(469) 941-1200

5949 Sherry Lane
Suite 800
Dallas, Texas 75225
(214) 442-1450

671 South Mesa Hills
Suite 2B
El Paso, Texas 79912
(915) 581-3981

6050 Southwest Boulevard
Suite 100
Fort Worth, Texas 76109
(817) 962-4010

2302 Guthrie Road
Suite 100
Garland, Texas 75043
(214) 442-1490

1100 East Highway 377
Suite 101
Granbury, Texas 76048
(817) 573-2342

3 Riverway
Suite 1410
Houston, Texas 77056
(713) 395-3860

1110 East State Highway 114
Suite 100
Southlake, Texas 76092
(817) 375-4760

1791 Highway 77 North
Waxahachie, Texas 75165
(469) 941-1400

Corporate Information

SWS GROUP, INC.
James H. Ross
President and CEO

Corporate Headquarters
1201 Elm Street, Suite 3500
Dallas, Texas 75270-2180
(214) 859-1800
swst.com

SUBSIDIARIES

Southwest Securities, Inc.
James H. Ross
President and CEO
1201 Elm Street, Suite 3500
Dallas, Texas 75270-2180
(214) 859-1800
swst.com

Southwest Securities, FSB
Jerry Pavlas
Interim CEO
President and COO
1201 Elm Street, Suite 3500
Dallas, Texas 75270-2180
(214) 859-1800
southwestsecuritiesfsb.com

SWS Financial Services, Inc.
Larry G. Tate
President and CEO
1201 Elm Street, Suite 3500
Dallas, Texas 75270-2180
(800) 241-7849
swsfinancial.swst.com

Southwest Insurance Agency
Michael Myers
President and Director
1201 Elm Street, Suite 3500
Dallas, Texas 75270-2180
(214) 859-1708
(866) 797-9025
insurance.swst.com

INDEPENDENT ACCOUNTANTS
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, Texas 75201

TRANSFER AGENT
Computershare
Investor Services
350 Indiana Street, Suite 750
Golden, Colorado 80401

ANNUAL CERTIFICATIONS
The company submitted a Section 12(a) CEO Certification to the New York Stock Exchange on December 13, 2010. The company filed the CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 with the Securities and Exchange Commission as exhibits to its 2011 Annual Report on Form 10-K.

COMMON STOCK
Shares of SWS Group, Inc. common stock are listed and traded on the New York Stock Exchange under the symbol SWS.

FORM 10-K
Additional copies of the company's fiscal 2011 Annual Report to the Securities and Exchange Commission on Form 10-K are available upon request by writing to the corporate headquarters address.

ANNUAL MEETING
The Annual Meeting of Shareholders will be held at 9:00 a.m. on November 17, 2011, at 1201 Elm Street, Suite 4200, Renaissance Tower, Dallas, Texas 75270.

PERFORMANCE GRAPH

The following table compares the cumulative total stockholder return on our common stock for the 60-month period from June 2006 through June 2011, with the cumulative total return of the Dow Jones Wilshire 5000 Index and the Nasdaq Financial Index over the same period. The graph depicts the results of investing $100 in our common stock, the Dow Jones Wilshire 5000 Index and the Nasdaq Financial Index in June 2006, including reinvestment of dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among SWS Group, Inc., The Dow Jones Wilshire 5000 Index
and The NASDAQ Financial Index



$160
$140
$120
$100
$80
$60
$40
$20
$0

	6/06	6/07	6/08	6/09	6/10	6/11
■ SWS Group, Inc.	100.00	142.51	112.08	96.57	67.71	43.46
Dow Jones Wilshire 5000	100.00	120.46	105.36	77.54	89.70	118.40
■ NASDAQ Financial	100.00	94.53	69.81	50.95	47.14	49.45

*$100 invested on 6/30/06 in stock or index, including reinvestment of dividends.
Fiscal year ending June 30.


SWSGROUP
Building what you value.®